

ciena

2009 Annual Report



the network specialist

Fellow Stockholders,

Our fiscal year 2009 closes a decade of progress and transformation for Ciena.

In a year that began with global economic uncertainty and market volatility, we continued to operate from a position of financial strength, managing the business to balance operating performance with a disciplined approach to strategic investment. To that end, I'm pleased to report Ciena performed well in fiscal 2009, as we took strategic steps to enhance our product portfolio and increase market share, while at the same time successfully achieving key financial milestones.

With respect to our portfolio, in a somewhat contrarian approach to a tough economy, Ciena actually increased investment in research and development in fiscal 2009 in order to ensure the strength of our market position as the industry environment improves over the longer term. We delivered a significant enhancement to our leading optical switching platform in CoreDirector FS. We launched a game-changing integrated transport and switching platform with our 5400 Family. And, we implemented the industry's first 100G network for NYSE Euronext. These developments underscore Ciena's commitment to large-scale investment in bringing to market products that build service-enabling network infrastructures and provide a seamless transition to high-capacity converged Ethernet and OTN networks.

In terms of financial milestones, Ciena remained committed to maintaining a solid operating model in the face of challenging market conditions. As the year began with a slowdown in customer spending, we set the goal of maintaining positive cash flow from operations for fiscal 2009, and we did just that. We reduced as-adjusted operating expenses and maintained healthy gross margin while preserving strength in our portfolio, notably in the Carrier Ethernet Service Delivery segment. We also continued to expand our global footprint, with international revenue representing roughly one-third of total revenue for the fiscal year.



Our boldest achievement in fiscal 2009, however, occurred in October when we were selected as the stalking horse bidder to acquire the optical networking and carrier Ethernet assets of Nortel's Metro Ethernet Networks (MEN) business. We were the successful bidder for those assets at auction, and expect the transaction to close during the first calendar quarter of 2010. With the goal of accelerating our strategy and the pace of our growth, this transformational acquisition brings together complementary technologies and resources, and significantly strengthens Ciena's position to benefit from the industry's next cycle of substantial infrastructure upgrades. The shared heritage of innovation and depth of expertise between Ciena and Nortel MEN ensures a combination that will boast an impressive product portfolio with a focus on serving as a strategic, consultative partner to our customers.

I want to thank you, our stockholders, for your continued support. And, I want to thank our customers and partners for your trust and the opportunity to provide you solutions that enable true next-generation network models. I would also like to express my gratitude to the entire Ciena team for a level of dedication and focus that is surpassed by none. With strength in the fundamental demand drivers of our target markets, we enter this fiscal year well positioned to capture additional market share with a product portfolio and vision to de-cost networks, enable rapid design of new services, and deliver a superior end-user experience. And, the addition of the Nortel MEN assets further accelerates our progress toward that goal. We look forward with a view of emerging from this recent challenging period positioned to drive future growth and stockholder value.

Gary B. Smith
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-21969

Ciena Corporation

(Exact name of registrant as specified in its charter)

Delaware	**23-2725311**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*
1201 Winterson Road, Linthicum, MD	**21090-2205**
(Address of principal executive offices)	*(Zip Code)*

(410) 865-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.4-5 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $929.3 million based on the closing price of the Common Stock on the NASDAQ Global Select Market on May 2, 2009.

The number of shares of Registrant's Common Stock outstanding as of December 11, 2009 was 92,038,629.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of the Form 10-K incorporates by reference certain portions of the Registrant's definitive proxy statement for its 2010 Annual Meeting of Stockholders to be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report.

CIENA CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED OCTOBER 31, 2009

TABLE OF CONTENTS

PART I

The information in this annual report contains certain forward-looking statements, including statements related to our business prospects, the markets for our products and services, and trends in our business that involve risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this annual report.

Item 1. *Business*

Overview

We are a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Our optical service delivery and carrier Ethernet service delivery products are used individually, or as part of an integrated solution, in communications networks operated by service providers, cable operators, governments and enterprises around the globe.

We are a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, better able to handle increased traffic and deliver more efficiently a broader mix of high-bandwidth communications services. Our products, with their embedded, network element software and our unified service and transport management, enable service providers to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Together with our professional support and consulting services, our product offerings seek to offer solutions that address the business challenges and network needs of our customers. Our customers face an increasingly challenging and rapidly changing environment that requires them to quickly adapt their business strategies and deliver new, revenue-creating services. By improving network productivity, reducing operating costs and providing the flexibility to enable new and integrated service offerings, our offerings create business and operational value for our customers.

Pending Acquisition of Optical and Carrier Ethernet Assets of Nortel Metro Ethernet Networks (MEN) Business

Following our emergence as the winning bidder in the bankruptcy auction, we agreed to acquire substantially all of the optical networking and carrier Ethernet assets of Nortel's Metro Ethernet Networks (MEN) business for $530 million in cash and $239 million in aggregate principal amount of 6% senior convertible notes due June 2017. The terms of the notes to be issued upon closing are set forth in Note 22 of the Consolidated Financial Statements found under Item 8 of Part II of this annual report. Nortel's product and technology assets to be acquired include:

- long-haul optical transport portfolio;
- metro optical Ethernet switching and transport solutions;
- Ethernet transport, aggregation and switching technology;
- multiservice SONET/SDH product families; and
- network management software products.

In addition to these products, the acquired operations also include network implementation and support services. The assets to be acquired generated approximately $1.36 billion in revenue for Nortel in fiscal 2008 and approximately $556 million (unaudited) in the first six months of Nortel's fiscal 2009.

The pending acquisition encompasses a business that is a leading provider of next-generation, 40G and 100G optical transport technology with a significant, global installed base. The acquired transport technology allows network operators to upgrade their existing 10G networks to 40G capability, quadrupling capacity without the need for new fiber deployments or complex network re-engineering. In addition to transport capability, the optical platforms acquired include traffic switching and aggregation capability for traditional protocols such as SONET/SDH as well as newer packet protocols such as Ethernet. A suite of software products used to manage networks built from these technologies is also part of the transaction.

We believe that the transaction provides an opportunity to significantly transform Ciena and strengthen our position as a leader in next-generation, automated optical Ethernet networking. We believe that the additional resources, expanded geographic reach, new and broader customer relationships, and deeper portfolio of complementary network solutions derived from the transaction will augment Ciena's growth. We also expect that the transaction will add scale, enable operating model synergies and provide an opportunity to optimize our research and development investment. We expect these benefits of the transaction will help Ciena to better compete with traditional, larger network vendors.

We expect to make employment offers to at least 2,000 Nortel employees to become part of Ciena's global team of network specialists. The transaction will significantly enhance our existing Canadian-based development resources, making Ottawa our largest product and development center.

Given the structure of the transaction as an asset carve-out from Nortel, we expect that the transaction will result in a costly and complex integration with a number of operational risks. We expect to incur integration-related costs of approximately $180 million, with the majority of these costs to be incurred in the first 12 months following the completion of the transaction. We also expect to incur significant transition services expense, and we will rely upon an affiliate of Nortel to perform certain operational functions during an interim period following closing not to exceed two years.

We expect this pending transaction to close in the first calendar quarter of 2010. If the closing does not take place on or before April 30, 2010, the applicable asset sale agreements may be terminated by either party. Ciena has been granted early termination of the antitrust waiting periods under the Hart-Scott-Rodino Act and the Canadian Competition Act. On December 2, 2009, the bankruptcy courts in the U.S. and Canada approved the asset sale agreement relating to Ciena's acquisition of substantially all of the North American, Caribbean and Latin American and Asian optical networking and carrier Ethernet assets of Nortel's MEN business. Completion of the transaction remains subject to information and consultation with employee representatives and employees in certain international jurisdictions, an additional regional regulatory clearance and customary closing conditions.

Financial Overview — Fiscal 2009 and Effect of Market Conditions

Our results of operations for fiscal 2009 reflect the weakness, volatility and uncertainty presented by the global market conditions that we encountered during the year. Our results reflect cautious spending among our largest customers during fiscal 2009, as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models brought on by broader market challenges. As a result, we experienced lower demand across our customer base in all geographies, as well as lengthening sales cycles, customer delays in network build-outs and slowing deployments. We generated revenue of $652.6 million in fiscal 2009, representing a 27.7% decrease from fiscal 2008 revenue of $902.4 million. Net income decreased from $38.9 million, or $0.42 per diluted share, in fiscal 2008, to a loss of $581.2 million, or $6.37 per diluted share, in fiscal 2009, reflecting a goodwill impairment charge of $455.7 million in the second quarter of fiscal 2009. We generated $7.4 million in cash from operations during fiscal 2009 compared to $117.6 million in cash from operations during fiscal 2008. For more information regarding our results of operations and market conditions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of this annual report.

Business Segment Data and Certain Financial Information

We manage our business in one operating segment. The matters discussed in this "Business" section should be read in conjunction with the Consolidated Financial Statements found under Item 8 of Part II of this annual report, which includes additional financial information about our total assets, revenue, measures of profits and loss, and financial information about geographic areas and customers representing greater than 10% of revenue.

Corporate Information and Access to SEC Reports

We were incorporated in Delaware in November 1992, and completed our initial public offering on February 7, 1997. Our principal executive offices are located at 1201 Winterson Road, Linthicum, Maryland 21090. Our telephone number is (410) 865-8500, and our web site address is www.ciena.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, available free of charge on the Investor Relations page of our web site as soon as reasonably practicable after we file these reports with the Securities and Exchange Commission (SEC). We routinely post the reports above, recent news and announcements, financial results and other important information about our business on our website at www.ciena.com. Information contained on our web site is not a part of this annual report.

Industry Background

The markets in which we sell our equipment and services have been subject to dynamic changes in recent years, including increased competition, growth in traffic, expanded service offerings, and evolving market opportunities and challenges.

Increased Network Capacity Requirements and Multiservice Traffic Driving Increased Transmission Speeds and Flexible Infrastructures

Today's networks are experiencing strong traffic growth and new service demands, especially in the access and metro portions of wireline networks and the backhaul portions of wireless networks. Increasing use of and reliance upon communications services by consumer and enterprise end users for a wide range of personal and business tasks, and the expansion of high-bandwidth, wireline and wireless service offerings, are driving increased network capacity requirements. Business customers seeking to improve automation, efficiency and productivity have become increasingly dependent upon enterprise-oriented communications and data services. As their workforces are becoming more mobile, enterprises are driving demand for seamless access to these business applications. In addition, enterprise technology trends such as IT virtualization and cloud computing are also placing new capacity and service requirements on networks. At the same time, with consumer adoption of broadband technologies, including peer-to-peer Internet applications, video services, online gaming, music downloads and mobile web and data services, an increasing portion of network traffic is consumer-driven. This shift presents a challenge to service providers because, historically, consumers pay a lower price for their bandwidth usage than enterprises, yet they are becoming a bigger portion of overall traffic demand. All of these factors are requiring networks to be more flexible, scalable and cost effective.

This traffic growth is driving networks to achieve increased transmission speeds, including the emergence of 40G and 100G optical transport technology. The growing mix of high-bandwidth traffic, and an increasing focus on controlling network costs, is also driving a transition from multiple, disparate networks based on SONET/SDH to more efficient, converged, multi-purpose Ethernet/IP-based network architectures. As a global standard that is widely deployed, we believe that Ethernet is an ideal technology for reducing cost and consolidating multiple services on a single network. The industry has seen network technology transitions like this in the past. These large investment cycles tend to happen over multi-year periods. For instance, from the mid 1980s to the mid 1990s, service providers focused network upgrades on the transition required to digitize voice traffic. From the mid 1990s to the mid 2000s, service providers focused network upgrades on the transition to SONET/SDH networks designed to reliably handle substantially more network traffic. We believe that the industry is currently in the early stages of network transition to multi-purpose Ethernet/IP-based network architectures that more efficiently handle the growing mix of multiservice traffic. We see opportunities in providing a portfolio of carrier class solutions that facilitate this transition to automated optical Ethernet networks.

Wireless Networks

Several years ago, data surpassed voice as the dominant traffic on wireline networks. This transition drove substantial investment as service providers upgraded their wireline infrastructure to accommodate higher bandwidth requirements and new usage patterns associated with new applications and service offerings. A similar shift is now occurring in wireless networks. The emergence of smart mobile devices that deliver integrated voice, audio, photo, video, email and mobile web capabilities, like Apple's iPhone™, are rapidly changing the kind of traffic carried by wireless networks. Like the wireline networks before them, wireless networks initially were constructed principally to handle voice traffic, not the higher bandwidth, multiservice traffic that has grown in recent years. As a result, wireless networks are undergoing significant change as they evolve from today's second and third generation (2G and 3G) networks to include 4th generation (4G) technologies, such as WiMax and LTE, intended to support data rates in the hundreds of megabits per second. This evolution, together with growing mobility and expanding wireless applications, will require upgrades to existing wireless infrastructure, including wireline backhaul of mobile traffic.

Increased Competition Among Communications Service Providers and Effect on Network Investment

Competition continues to be fierce among communications services providers, particularly as traditional telecommunications companies and cable operators look to offer a broader mix of revenue-generating services. Service providers face new competitors, new technologies and intense price competition while traditional sources of revenue from voice and enterprise data services are under pressure. These dynamics place increased scrutiny and prioritization of network spending and heightened focus on the return on investment of enhancing existing infrastructures or building new communications networks. Service providers need to create and rapidly deliver new, robust service offerings and dedicated communications at increasing speeds to differentiate from competitors and grow their business. At the same time, they are increasingly seeking ways to reduce their network operating and capital costs and create new service offerings profitably. By utilizing scalable networks that are less complex, less expensive to operate and more adaptable, service providers can derive increased value from their network investments through the profitable and efficient delivery of new services.

Changes in Sourcing and Procurement Strategies

Challenging market conditions and the effects of the competitive landscape described above have only increased efforts among service providers to control network infrastructure costs. These conditions have resulted in the emergence of new sourcing and procurement strategies among service providers. Some of our customers have recently undertaken efforts to outsource entirely the building, operation and maintenance of their networks to suppliers or integrators. Others have indicated a procurement strategy to reduce the number of vendors from which they purchase equipment. We have also experienced customer efforts to seek vendor financing or other purchasing mechanisms intended to minimize or defer capital expenditures, or address business needs related to inventory levels, lead times and operating costs. We believe that changes in procurement strategies, particularly among our largest customers, will present opportunities, as well as significant challenges, for equipment providers like us. In particular, we see our consultative approach and expanded professional services offering as a key differentiator to help strengthen the strategic role we play in our customer's networks.

Carrier-Managed Services and Private Networks

Enterprises are increasingly requiring additional bandwidth capacity to support data interconnection, facilitate global expansion of operations, enable employee mobility and utilize video services. As information technology and communications services have taken on a strategic role in operations, enterprises and government agencies have become more concerned about network reliability and security, business continuity and disaster recovery. Many enterprises have also had to address industry-specific compliance and regulatory requirements. These changing requirements have driven service providers to ensure that their network infrastructures and service offerings can meet the changing needs of their largest customers. As a result, service providers offer a wide range of enterprise-oriented, carrier-managed services. In addition to this expansion of carrier-managed services, a number of large enterprises, government agencies and research and education institutions have decided to forego carrier-managed communications services in favor of building their own, secure private networks, some on a global scale.

Shift in Value from Networks to Applications

In the past, enterprises and consumers perceived value in network connectivity. These end users of networks now place a higher value on the services or applications accessed and delivered over the network. As a result, service providers need to create, market and sell profitable services as opposed to simply selling connectivity. Some examples of applications causing this shift in value include:

- *Virtualization.* Virtualization moves a physical resource from a user's desktop into the network, thereby making more efficient use of information technology resources. Virtualization has many appealing attributes such as lowering barriers of entry into new markets, and even adding flexibility to scale certain aspects of a business faster and with less expense.
- *Software as a Service.* Software as a service involves the sale of an application hosted as a service provided to end users, replacing standardized applications for virtualized services and, in some cases, replacing aspects of the traditional IT infrastructure. By way of example, traditional customer relationship management applications can be replaced with services such as Salesforce.com™.
- *Mobility.* The increase in availability and improved ease of use of web-based applications from mobile devices expands the reach of virtualized services beyond a wireline connection. For instance, consumer-driven video and gaming are being virtualized, allowing broad access to these applications, regardless of the device or the network used.

We believe these shifts will require communications network infrastructures to be able to be more automated, robust and flexible.

Strategy

Our strategy has evolved to enable our customers to deal with the challenges and industry trends discussed above. We started in the 1990s as a provider of intelligent optical transport solutions. Our focus was on making the transport network scalable, flexible and resilient through software-enabled automation. We enabled a new generation of mesh networking that allowed for new, tiered services and reduced network operating expenditures. We then combined the economics of Ethernet with our heritage of resilient optics, creating connection-oriented Ethernet products and features with carrier-grade performance. We are entering a new stage of our strategic evolution with a focus on enabling service delivery. For service providers, new services drive revenue growth. For enterprises, new services support strategic business needs and improve operational efficiency.

Our vision is to enable a service-driven network that is automated and programmable remotely via software. Programmable networks allow our customers to adapt and scale as their business models, services mix and market demands change. Through our current product portfolio and ongoing research and development efforts, we seek to provide networking solutions, including hardware, embedded software and management software, that allow our customers to rapidly and efficiently introduce and provision new revenue-generating services while enabling operational cost savings. We believe our innovation will allow tomorrow's service-driven network to adapt and scale, manage unpredictability, and eliminate barriers to new services. In providing these solutions, we aim to change fundamentally the way our customers compete.

Our vision of a service-driven network is based on three key building blocks of our FlexSelect™ Architecture:

- Programmable network elements capable of being rapidly reconfigured by software applications;
- Embedded and management software that increases automation; and
- True Carrier Ethernet™ (TCE) technology to provide reliable, feature-rich and cost-effective Ethernet to support a wider variety of services.

Through these technology elements, we seek to offer customers the means to automate delivery and management of a broad mix of services and enable a software-defined, service-agnostic network that offers enhanced flexibility and is more cost-effective to deploy, scale and manage.

Incorporating this approach to service-driven networks into our strategy, we are pursuing the following initiatives:

- Maintain and extend technology leadership in the transition from legacy network infrastructures to automated optical Ethernet networking;
- Build upon our consultative approach and expand our professional services offerings to enhance the strategic value we bring to customer relationships in their design, deployment and delivery of new services; and
- Grow and diversify our customer base by expanding our geographic reach, addressing new network applications and penetrating new market and customer segments.

Customers and Markets

Our customer base and the markets into which we sell our equipment, software and services have expanded in recent years as new market opportunities have emerged and our product portfolio has grown to include additional products in the metro and access portions of communications networks. The networking equipment needs of our customers vary, depending upon their size, location, the nature of their end users and the applications or services that they deliver and support. We sell our products and services through our direct sales force and third party channel partners in the following markets:

Communications Service Providers

Our communications service provider customers include regional, national and international, wireline and wireless carriers. These customers include AT&T, BT, Cable & Wireless, CenturyLink, Clearwire, France Telecom, Korea Telecom, Qwest, Sprint, Tata Communications, Telmex, Verizon and XO Communications. Traditional telecommunications service providers are our historical customer base and continue to represent the largest contributor to our revenue. We provide service providers with products from the network core to the edge to enable access. Our products enable service providers to rapidly provision new services and reduce network costs by aggregating multiservice traffic, or additional capacity, over a converged network. Our network offering enables service providers to support consumer demand for video delivery, broadband data and wireless broadband services, while continuing to support legacy voice services. Our products also enable service providers to support private networks and applications for enterprise users, including carrier-managed services, wide area network consolidation, inter-site connectivity, storage and Ethernet services.

Cable Operators

Our customers include leading cable and multiservice operators in the U.S. and internationally. Our cable and multiservice operator customers rely upon us for carrier-grade, optical Ethernet transport and switching equipment to support enterprise-oriented services. Our platforms allow cable operators to integrate voice, video and data applications over a converged infrastructure. Our products support key cable applications including broadcast and digital video, voice over IP, video on demand and broadband data services.

Enterprise

Our enterprise customers include large, multi-site commercial organizations, including participants in the financial, healthcare, transportation and retail industries. Our solutions can enable enterprises to achieve operational improvements, increased automation and information technology cost reductions. We offer equipment, software and services that facilitate wide area network consolidation, and storage extension for business continuity and disaster recovery. Our products enable inter-site connectivity between data centers, sales offices, manufacturing plants, retail stores and research and development centers, using an owned or leased private fiber network or a carrier-managed service. Our products facilitate key enterprise applications including data, voice, video, Ethernet services, online collaboration, conferencing and other business services. Our products also enable our enterprise customers to prevent unexpected network downtime and ensure the safety, security and availability of their data.

Government, Research and Education

Our government customers include federal and state agencies in the U.S. as well as government entities outside of the U.S. Our customers also include domestic and international research and education institutions seeking to take advantage of technology innovation and facilitate increased collaboration. Our products, software and services enable these customers to improve network performance, capacity, security, reliability and flexibility. Our products also enable government agencies and research and education institutions to build their own secure, private networks.

Products and Services

We offer a portfolio of communications networking equipment and management software that form the building blocks of a service-driven network. Our product portfolio consists of our optical service delivery products and our carrier Ethernet service delivery products. Together with our professional services, these offerings provide solutions to address the business needs of our customers and the tools necessary to face the market and technological challenges described above.

We have focused our product and service offerings on the following critical portions of the network: core networking, full-service metro, managed services and enterprise, and mobile backhaul. In the network's core, we deliver transport and switching equipment that creates an automated, dynamic optical infrastructure supporting a wide variety of network services. In the metro portion of the network, we deliver a comprehensive, converged transport and switching solution that manages circuits, wavelengths and packets. In managed services applications and enterprise networks, we enable services including storage, data connectivity, video and Ethernet services. In wireless and backhaul networks, we provide wireline and wireless carriers with the tools to migrate their networks to support mobile data applications and enable Ethernet-based backhaul.

Underpinning our product offerings are some common technology elements, including the key building blocks of our FlexSelect Architecture described above. These elements appear across our product portfolio and allow us to create differentiated solutions by combining various products from the core to the edge of customers' networks.

Optical Service Delivery

Our optical service delivery portfolio includes transport and switching platforms that act as automated optical infrastructures for the delivery of a wide variety of enterprise and consumer-oriented network services. These products address both the core and metro segments of communications networks, as well as key managed service and enterprise applications.

Our principal core switching product is our CoreDirector® Multiservice Optical Switch. CoreDirector is a multiservice, multi-protocol switching system that consolidates the functionality of an add/drop multiplexer, digital cross-connect and packet aggregator, into a single, high-capacity intelligent switching system. CoreDirector's mesh capability creates more efficient, more reliable networks. In addition to its application in core networks, CoreDirector may also be used in metro networks for aggregation and forwarding of multiple services, including Ethernet/TDM Private Line, Triple Play and IP services. In 2009, we introduced our CoreDirector-FS, an expansion of our CoreDirector offering incorporating our FlexSelect technology elements. We also introduced our 5400 family of reconfigurable switching systems. These multi-terabit Ethernet, OTN and TDM switching systems with integrated transport functionality can be flexibly configured to implement a broad range of network elements including a scalable optical cross-connect, feature-rich Carrier Ethernet switch, or a fully converged packet-optical transport and switching system. These new platforms provide the capabilities and reliability of CoreDirector, while providing service providers the ability to scale to higher capacities and transition to packet-based networks.

In nationwide networks, our switching elements are connected by a reliable long-haul transport infrastructure. Our principal long-haul, core transport product is our CoreStream® Agility Optical Transport System. CoreStream Agility is a flexible, scalable wavelength division multiplexing (WDM) solution that enables cost-effective and efficient transport of voice, video and data related to a variety of services for core networks as well as regional and metro networks.

Our optical service delivery solution in metro and regional networks is our CN 4200® FlexSelect Advanced Services Platform family. Our CN 4200 family of products provides optical transport, wavelength switching, TDM switching and packet switching, and includes a reconfigurable optical add-drop multiplexer (ROADM), several chassis sizes and a comprehensive set of line cards. Our CN 4200 platform is scalable and can be utilized from the customer premises, where space and power are critical, to the metropolitan/regional core, where the need for high capacity and carrier-class performance are essential.

Our optical service delivery products also include enterprise-oriented transport and switching products designed for storage and LAN extension, interconnection of data centers over distance, which, when used together with CN 4200, enable virtual private networks. These products address key enterprise applications while reducing bandwidth usage through hardware compression and efficient bandwidth utilization.

Carrier Ethernet Service Delivery

Our carrier Ethernet service delivery offering primarily consists of service delivery switching products and service aggregation platforms. This offering also includes our legacy broadband access products for residential services. These products allow customers to utilize the automation and capacity created by our optical service delivery products in core and metro networks and to deliver new, revenue-generating services to consumers and enterprises. Our carrier Ethernet service delivery products have applications from the edge of the metro/core network to the customer premises.

Our service delivery and aggregation switches provide True Carrier Ethernet, a more reliable and feature rich type of Ethernet that can support a wider variety of services. These products support the access and aggregation tiers of communications networks, and are typically deployed in metro and access networks. Service delivery products are often used at customer premises locations while aggregation platforms are used to combine service to improve network resource utilization. Employing sophisticated carrier Ethernet switching technology, these products deliver quality of service capabilities, virtual local area networking and switching functions, and carrier-grade operations, administration, and maintenance features. In 2009, we introduced several additions to our service delivery and aggregation offering intended to increase capacity for higher bandwidth user connections and a broader set of aggregation and switching capabilities, such as enterprise locations, backhaul from wireless cell sites, multi-tenant unit buildings and outside plant cabinets. Initial deployment of these products have principally been in support of wireless backhaul deployments, including, in large part, 4G WiMax, and business data services.

Our principal products for consumer broadband are our CNX-5 Broadband DSL System and CNX-5Plus Modular Broadband Loop Carrier. These broadband access platforms allow service providers to transition legacy voice networks to support next-generation services such as Internet-based (IP) telephony, video services and DSL, and enable cost-effective migration to higher bandwidth Ethernet network infrastructures.

Unified Software and Service Management Tools

Our optical service delivery and carrier Ethernet service delivery products include a shared suite of embedded operating system software and network management software tools that serve to unify our product portfolio and provide the underlying automation and management features. Our embedded operating system is a robust, service aware operating system that improves network utilization and availability, while delivering enhanced performance monitoring and reliability. ON-Center Network & Service Management Suite, our integrated network and service management software, is designed to simplify network management and operation across our portfolio. ON-Center® can track individual services across multiple product suites, facilitating planned network maintenance, outage detection and identification of customers or services affected by network troubles. By increasing network automation, minimizing network downtime and monitoring network performance and service metrics, our embedded operating system software and network management software tools enable customers to improve cost effectiveness, while increasing the performance and functionality of their network operations.

Consulting and Support Services

To complement our product portfolio, we offer a broad range of consulting and support services that help our customers design, deploy and operationalize their services. We provide these professional services through our internal services resources as well as through service partners. Our services portfolio includes:

- Network analysis, planning and design;
- Network optimization and tuning;
- Project management, including staging, site preparation and installation activities;
- Deployment services, including turnkey installation and turn-up and test services; and
- Maintenance and support services, including helpdesk and technical assistance and training, spares and logistics management, software updates, engineering dispatch, advanced technical support and hardware and software warranty extensions.

Product Development

Our industry is subject to rapid technological developments, evolving standards and protocols, and shifts in customer demand. To remain competitive, we must continually enhance existing product platforms by adding new features and functionality and introduce new product platforms that address next-generation technologies and facilitate the transition to automated optical Ethernet networking. Our current development investments are focused upon:

- Data-optimized switching solutions and evolution of our CoreDirector family and 5400 family of reconfigurable switching solutions;
- Extending and increasing capacity of our converged optical transport service delivery portfolio, including 100G transport technologies and capabilities;
- Expanding our carrier Ethernet service delivery portfolio, including larger Ethernet aggregation switches; and
- Extending the value of our network management software platform across our product portfolio.

Our product development investments are driven by market demand and technological innovation, involving close collaboration among our product development, sales and marketing organizations and input from customers. In some cases, we work with third parties pursuant to technology licenses, OEM arrangements and other strategic technology relationships or investments, to develop new components or products, modify existing platforms or offer complementary technology to our customers. In addition, we participate in industry and standards organizations, where appropriate, and incorporate information from these affiliations throughout the product development process.

We regularly review our product offerings and development projects to determine their fit within our portfolio and broader strategy. We assess the market demand, prospective return on investment and growth opportunities, as well as the costs and resources necessary to support these products or development projects. In recent years, our strategy has been to pursue technology and product convergence that allows us to consolidate multiple technologies and functionalities on a single platform, or to control and manage multiple elements throughout the network from a uniform management system, ultimately creating more robust and cost-effective network tools. We have also shifted our strategic development approach from delivering point products to comprehensive hardware, software and service solutions that address the business needs of our customers.

Our research and development expense was $127.3 million, $175.0 million and $190.3 million for fiscal 2007, 2008 and 2009, respectively. For more information regarding our research and development expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of this report.

Sales and Marketing

We sell our communications networking equipment, software and services through our direct sales resources as well as through channel relationships. In addition to securing new customers, our sales strategy has focused on building long-term relationships with existing customers that allow us to leverage our incumbency by extending existing platforms and selling additional products to support new applications or facilitate new service offerings throughout our customers' network.

We maintain a direct sales presence through which we sell our product and service offerings into customer markets in the following geographic locations: North America, Central and Latin America, Europe, Middle East and Africa, and Asia-Pacific. Within each geographic area, we maintain regional and customer-specific teams, including sales professionals, systems engineers and marketing, service and commercial management personnel, who ensure we operate closely with and provide a high level of support to our customers.

We also maintain a channel program that works with resellers, systems integrators and service providers to market and sell our products and services. Our third party channel sales and other distribution arrangements enable us to leverage our direct sales resources and reach additional geographic regions and customer segments. Our use of channel partners has been a key component in our sales to government, research and education and enterprise customers. Some of our service provider customers also serve as channel partners through which we sell products and services as part of their managed service offerings. We believe our channel strategy affords us expanded market opportunities and reduces the financial risk of entering new markets and pursuing new customer segments.

In support of our sales efforts, we engage in marketing activities intended to position and promote both our brand and our product, software and service offerings. Our marketing team supports sales efforts through direct customer interaction, industry events, public relations, general business publications, tradeshows, our website and other marketing channels for our customers and channel partners.

Manufacturing and Operations

Our manufacturing and operations personnel manage our relationships with our contract manufacturers, our supply chain, our product testing and quality, and logistics relating to our sales and distribution efforts. We utilize a global sourcing strategy that focuses on sourcing of materials in lower cost regions such as Asia. We also rely on contract manufacturers, with facilities principally in China and Thailand, to perform the majority of the manufacturing for our products. We believe that this allows us to conserve capital, lower costs of product sales, adjust quickly to changes in market demand, and operate without dedicating significant resources to manufacturing-related plant and equipment. We utilize a direct order fulfillment model for certain products. This allows us to rely on our contract manufacturers to perform final system integration and test, prior to direct shipment of products from their facilities to our customers. For certain product lines, we continue to perform a portion of the module assembly, final system integration and testing.

Our contract manufacturers procure components necessary for assembly and manufacture of our products based on our specifications, approved vendor lists, bill of materials and testing and quality standards. Our contract manufacturers' activity is based on rolling forecasts that we provide to them to estimate demand for our products. This build-to-forecast purchase model exposes us to the risk that our customers will not order those products for which we have forecast sales, or will purchase less than we have forecast. As a result, we may incur carrying charges or obsolete material charges for components purchased by our contract manufacturers. We work closely with our contract manufacturers to manage material, quality, cost and delivery times, and we continually evaluate their services to ensure performance on a reliable and cost-effective basis.

Shortages in components that we rely upon have occurred and are possible. Our products include some components that are proprietary in nature and only available from one or a small number of suppliers. Significant time would be required to establish relationships with alternate suppliers or providers of proprietary components. We do not have long-term contracts with any supplier or contract manufacturer that guarantees supply of components or manufacturing services. If component supplies become limited, production at a contract manufacturer is disrupted, or if we experience difficulty in our relationship with a key supplier or contract manufacturer, we may encounter manufacturing delays that could adversely affect our business.

Backlog

Generally, we make sales pursuant to purchase orders issued under framework agreements that govern the general commercial terms and conditions of the sale of our products and services. These agreements do not obligate customers to purchase any minimum or guaranteed order quantities. At any given time, we have orders for products that have not been shipped and for services that have not yet been performed. We also have products that have been delivered and services that have been performed that are awaiting customer acceptance. Generally, our customers may cancel or change their orders with limited advance notice, or they may decide not to accept these products and services. As a result, backlogged orders should not be viewed as an accurate indicator of future revenue in any particular period. As of October 31, 2008 and 2009, our backlog was approximately $301 million and $291 million, respectively. Backlog includes product and service orders from commercial and government customers combined. Backlog at October 31, 2009 includes approximately $54 million primarily related to orders for maintenance and support services that we do not reasonably expect to be filled within the next fiscal year. Our presentation of backlog may not be comparable with figures presented by other companies in our industry.

Seasonality

Like other companies in our industry, we have experienced quarterly fluctuations in customer activity due to seasonal considerations. We have experienced reductions in customer order volume toward the end of calendar year and again early in the calendar year as annual capital budgets are finalized. We have also experienced reductions in order volume, particularly in Europe, during the late summer months. As a result of these seasonal effects, we have experienced decreases in orders during our fiscal first quarter, which ends on January 31 of each year, and our fiscal third quarter, which ends on July 31 of each year. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered a reliable indicator of our future revenue or results of operations.

Competition

Competition among providers of communications networking equipment, software and services is intense. The markets for our products and services are characterized by rapidly advancing and converging technologies. Competition in these markets is based on any one or a combination of the following factors:

- product functionality and performance;
- price;
- incumbency and existing business relationships;
- development plans and the ability of products and services to meet customers' immediate and future network requirements;
- flexibility and scalability of products;
- manufacturing and lead-time capability; and
- installation and support capability.

Competition for sales of communications networking equipment is dominated by a small number of very large, multinational companies. Our competitors have included Alcatel-Lucent, Cisco, Ericsson, Fujitsu, Huawei, Nokia Siemens Networks, Nortel and Tellabs. These competitors have substantially greater financial, operational and marketing resources than us. Many of our competitors also have well-established relationships with large service providers. In recent years, mergers among some of our larger competitors have intensified these advantages. Our industry has also experienced increased competition from low-cost producers in Asia, which can contribute to pricing pressure.

We also compete with several smaller, but established, companies that offer one or more products that compete directly or indirectly with our offerings or whose products address specific niches within the markets we address. These competitors include ADVA and Infinera. In addition, there are a variety of earlier-stage companies with products targeted at specific segments of the communications networking market. These competitors often employ aggressive competitive and business tactics as they seek to gain entry to certain customers or markets. Due to these practices and the narrower focus of their development efforts, these competitors may be able to develop and introduce products more quickly, or offer commercial terms that are more attractive to customers.

Patents, Trademarks and Other Intellectual Property Rights

We rely upon patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology. We regularly file applications for patents and trademarks and have a significant number of patents and trademarks in the United States and other countries where we do business. As of December 1, 2009, we had received 563 U.S. patents and had pending 189 U.S. patent applications. Of the patents that have been issued, the earliest any will expire is March 19, 2010. We also rely on non-disclosure agreements and other contracts and policies regarding confidentiality, with employees, contractors and customers to establish proprietary rights and protect trade secrets and confidential information. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements with us. These agreements acknowledge our exclusive ownership of intellectual property developed by the individual during the course of his or her work with us. The agreements also require that these persons maintain the confidentiality of all proprietary information disclosed to them.

Enforcing proprietary rights, especially patents, can be costly and uncertain. Moreover, monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps that we are taking will detect or prevent unauthorized use, particularly as we expand our operations, product development and the manufacturing of our products internationally, into countries that may not provide the same level of intellectual property protection as the United States. In recent years, we have filed suit to enforce our intellectual property rights and have been subject to several claims related to patent infringement. In some cases, resolution of these claims has resulted in our payment of substantial sums. We believe that the frequency of patent infringement claims is increasing as patent holders, including entities that are not in our industry and who purchase patents as an investment or to monetize such rights by obtaining royalties, use such claims as a competitive tactic and source of additional revenue. Third party infringement assertions, even those without merit, could cause us to incur substantial costs. If we are not successful in defending these claims, we could be required to enter into a license agreement requiring ongoing royalty payments, we may be required to redesign our products, or we may be prohibited from selling any infringing technology.

Our operating system, network and service management software and other products incorporate software and components under licenses from third parties. We may be required to license additional technology from third parties in order to develop new products or product enhancements. There can be no assurance that these licenses will be available or continue to be available on acceptable commercial terms. Failure to obtain or maintain such licenses or other rights could affect our development efforts, require us to re-engineer our products or obtain alternate technologies, which could harm our business, financial condition and operating results.

Environmental Matters

Our business and operations are subject to environmental laws in various jurisdictions around the world, including the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) regulations adopted by the European Union. We seek to operate our business in compliance with such laws relating to the materials and content of our products and product takeback and recycling. Environmental regulation is increasing, particularly outside of the United States, and we expect that our domestic and international operations may be subject to additional environmental compliance requirements, which could expose us to additional costs. To date, our compliance costs relating to environmental regulations have not resulted in a material adverse effect on our business, results of operations or financial condition.

Employees

As of October 31, 2009, we had 2,163 employees. None of our employees is represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider the relationships with our employees to be good. We believe that our future success depends in critical part on our continued ability to recruit, motivate and retain qualified personnel.

Directors and Executive Officers

The table below sets forth certain information concerning our directors and executive officers:

Name	Age	Position
Patrick H. Nettles, Ph.D.	66	Executive Chairman of the Board of Directors
Gary B. Smith	49	President, Chief Executive Officer and Director
Stephen B. Alexander	50	Senior Vice President, Chief Technology Officer
Michael G. Aquino	53	Senior Vice President, Global Field Operations
James E. Moylan, Jr.	58	Senior Vice President, Finance and Chief Financial Officer
Andrew C. Petrik	46	Vice President and Controller
David M. Rothenstein	41	Senior Vice President, General Counsel and Secretary
Arthur D. Smith, Ph.D.	43	Senior Vice President, Chief Integration Officer
Stephen P. Bradley, Ph.D.(2)(3)	68	Director
Harvey B. Cash(1)(3)	71	Director
Bruce L. Claflin(1)(2)	58	Director
Lawton W. Fitt(2)	56	Director
Judith M. O'Brien(1)(3)	59	Director
Michael J. Rowny(2)	59	Director
Patrick T. Gallagher(2)	54	Director

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Governance and Nominations Committee

Our Directors hold staggered terms of office, expiring as follows: Ms. Fitt, Dr. Nettles and Mr. Rowny in 2010; Ms. O'Brien and Messrs. Cash and Smith in 2011; and Messrs. Bradley, Claflin and Gallagher in 2012. In accordance with Ciena's bylaws, Mr. Gallagher will stand for election by shareholders at the 2010 annual meeting to serve the remainder of the term above.

Patrick H. Nettles, Ph.D. has served as a Director of Ciena since April 1994 and as Executive Chairman of the Board of Directors since May 2001. From October 2000 to May 2001, Dr. Nettles was Chairman of the Board and Chief Executive Officer of Ciena, and he was President and Chief Executive Officer from April 1994 to October 2000. Dr. Nettles serves as a Trustee for the California Institute of Technology and serves on the board of directors of Axcelis Technologies, Inc. and The Progressive Corporation. Dr. Nettles also serves on the board of directors of Apptrigger, Inc., a privately held company.

Gary B. Smith joined Ciena in 1997 and has served as President and Chief Executive Officer since May 2001. Mr. Smith has served on Ciena's Board of Directors since October 2000. Mr. Smith also serves on the board of directors for CommVault Systems, Inc. Mr. Smith also serves as a member of the Global Information Infrastructure Commission.

Stephen B. Alexander joined Ciena in 1994 and has served as Chief Technology Officer since September 1998 and as a Senior Vice President since January 2000. Mr. Alexander has previously served as General Manager of Products & Technology and General Manager of Transport and Switching and Data Networking.

Michael G. Aquino joined Ciena in June 2002 and has served as Ciena's Senior Vice President, Global Field Operations since October 2008. Mr. Aquino served as Senior Vice President of Worldwide Sales from April 2006 to October 2008. Mr. Aquino previously held positions as Ciena's Vice President of Americas, with responsibility for sales activities in the region, and Vice President of Government Solutions, where he focused on supporting Ciena's relationships with the U.S. and Canadian government.

James E. Moylan, Jr. has served as Senior Vice President, Finance and Chief Financial Officer since December 2007. From June 2006 to December 2007, Mr. Moylan served as Executive Vice President and Chief Financial Officer of Swett & Crawford, a wholesale insurance broker. From March 2004 to February 2006, Mr. Moylan served as Executive Vice President and Chief Financial Officer of PRG-Shultz International, Inc., a publicly held recovery audit and business services firm. From June 2002 to April 2003, Mr. Moylan served as Executive Vice President in charge of Composite Panels Distribution and Administration for Georgia-Pacific Corporation's building products business. From November 1999 to May 2002, Mr. Moylan served as Senior Vice President and Chief Financial Officer of SCI Systems, Inc., an electronics contract manufacturing company.

Andrew C. Petrik joined Ciena in 1996 and has served as Vice President, Controller since August 1997.

David M. Rothenstein joined Ciena in January 2001 and has served as Senior Vice President, General Counsel and Secretary since November 2008. Mr. Rothenstein served as Vice President and Associate General Counsel from July 2004 to October 2008 and previously as Assistant General Counsel.

Arthur D. Smith, Ph.D. joined Ciena in May 1997 and has served as Chief Integration Officer since December 2009. Dr. Smith assumed this new role in support of the substantial integration effort associated with our acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's Metro Ethernet Networks (MEN) business. Dr. Smith previously served as Ciena's Chief Operating Officer from October 2005 to December 2009. Dr. Smith served as Senior Vice President, Global Operations from September 2003 to October 2005. Previously, Dr. Smith served as Senior Vice President, Worldwide Customer Services and Support from June 2002 to September 2003.

Stephen P. Bradley, Ph.D. has served as a Director of Ciena since April 1998. Professor Bradley is the William Ziegler Professor of Business Administration at the Harvard Business School. A member of the Harvard faculty since 1968, Professor Bradley is also Chairman of Harvard's Executive Program in Competition and Strategy: Building and Sustaining Competitive Advantage. Professor Bradley serves on the board of directors of i2 Technologies, Inc. and the Risk Management Foundation of the Harvard Medical Institutions.

Harvey B. Cash has served as a Director of Ciena since April 1994. Mr. Cash is a general partner of InterWest Partners, a venture capital firm in Menlo Park, California, that he joined in 1985. Mr. Cash serves on the board of directors of First Acceptance Corp., Silicon Laboratories, Inc. and Argonaut Group, Inc.

Bruce L. Claflin has served as a Director of Ciena since August 2006. Mr. Claflin served as President and Chief Executive Officer of 3Com Corporation from January 2001 until his retirement in February 2006. Mr. Claflin joined 3Com as President and Chief Operating Officer in August 1998. Prior to 3Com, Mr. Claflin served as Senior Vice President and General Manager, Sales and Marketing, for Digital Equipment Corporation. Mr. Claflin also worked for 22 years at IBM, where he held various sales, marketing and management positions, including general manager of IBM PC Company's worldwide research and development, product and brand management, as well as president of IBM PC Company Americas. Mr. Claflin also serves on the board of directors of Advanced Micro Devices (AMD) where he is currently Chairman of the Board.

Lawton W. Fitt has served as a Director of Ciena since November 2000. From October 2002 to March 2005, Ms. Fitt served as Director of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002. Ms. Fitt serves on the board of directors of

Thomson Reuters Corporation, Frontier Communications Corporation, The Progressive Corporation and Overture Acquisition Corp.

Judith M. O'Brien has served as a Director of Ciena since July 2000. Since November 2006, Ms. O'Brien has served as Executive Vice President and General Counsel of Obopay, Inc., a provider of mobile payment services. From February 2001 until October 2006, Ms. O'Brien served as a Managing Director at Incubic Venture Fund, a venture capital firm. From February 1984 until February 2001, Ms. O'Brien was a partner with Wilson Sonsini Goodrich & Rosati, where she specialized in corporate finance, mergers and acquisitions and general corporate matters.

Michael J. Rowny has served as a Director of Ciena since August 2004. Mr. Rowny has been Chairman of Rowny Capital, a private equity firm, since 1999. From 1994 to 1999, and previously from 1983 to 1986, Mr. Rowny was with MCI Communications in positions including President and Chief Executive Officer of MCI's International Ventures, Alliances and Correspondent group, acting Chief Financial Officer, Senior Vice President of Finance, and Treasurer. Mr. Rowny serves on the board of directors of Neustar, Inc.

Patrick T. Gallagher has served as a Director of Ciena since May 2009. Mr. Gallagher currently serves as Chairman of Ubiquisys Ltd., a leading developer and supplier of femtocells for the global 3G mobile wireless market. From January 2008 until February 2009, Mr. Gallagher was Chairman of Macro 4 plc, a global software solutions company, and from May 2006 until March 2008, served as Vice Chairman of Golden Telecom Inc., a leading facilities-based provider of integrated communications in Russia and the CIS. From 2003 until 2006, Mr. Gallagher was Executive Vice Chairman and served as Chief Executive Officer of FLAG Telecom Group and, prior to that role, held various senior management positions at British Telecom. Mr. Gallagher also serves on the board of directors of Harmonic Inc. and Sollers JSC.

Item 1A. *Risk Factors*

Risks relating to our pending acquisition of certain Nortel Metro Ethernet Networks (MEN) Assets

Business combinations involve a high degree of risk. In addition to the other information contained in this report, you should consider the following risk factors related to our pending acquisition of certain Nortel MEN assets before investing in our securities.

The pending transaction may not be completed, may be delayed or may result in the imposition of conditions that could have a material adverse effect on Ciena's operation of the business following completion.

In addition to customary closing conditions, completion of the pending transaction is conditioned upon the receipt of certain governmental clearances or approvals that have not yet been obtained, including, without limitation, the Investment Canada Act and regional bankruptcy approvals in France and Israel. Completion of the transaction is also subject to information and consultation with employee representatives and/or employees in certain international jurisdictions. Ciena has previously been granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act and the Canadian Competition Act. There can be no assurance that these clearances and approvals will be obtained and that previous clearances will be maintained. Third parties could petition to have governmental entities reconsider previously granted clearances. In addition, the governmental entities from which clearances and approvals are required may impose conditions on the completion of the transaction, require changes to the terms of the transaction or impose restrictions on the operation of the business following completion of the transaction. If the transaction is not completed, completion is delayed or Ciena becomes subject to any material conditions in order to obtain any clearances or approvals required to complete the transaction, its business and results of operations may be adversely affected and its stock price may suffer.

We may fail to realize the anticipated benefits and operating synergies expected from the transaction, which could adversely affect our operating results and the market price of our common stock.

The success of the transaction will depend, in significant part, on our ability to successfully integrate the acquired business and realize the anticipated benefits and operating synergies to be derived from the combination of the two businesses. We believe that the additional resources, expanded geographic reach, new and broader customer relationships, and deeper portfolio of complementary network solutions derived from the pending transaction will accelerate the execution of our corporate and product development strategy and provide opportunities to optimize our product development investment. Actual cost, operating, strategic and sales synergies, if achieved at all, may be lower than we expect and may take longer to achieve than anticipated. If we are not able to adequately address the integration challenges above, we may be unable to realize the anticipated benefits of the transaction. The anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected. If we are not able to achieve these objectives, the value of Ciena's common stock may be adversely affected.

Our pending acquisition will result in significant integration costs and any material delays or unanticipated additional expense may harm our business and results of operations.

We expect the magnitude of the integration effort will be significant and that it will require material capital and operating expense by Ciena. We currently expect that integration expense associated with equipment and information technology costs, transaction expense, and consulting and third party service fees associated with integration, will be approximately $180 million over a two-year period, with a significant portion of such costs anticipated to be incurred in the first year after completion of the transaction. This amount does not give effect to any expense related to, among other things, facilities restructuring or inventory obsolescence charges. This amount also does not give effect to higher operating expense associated with transition services described below. As a result, the integration expense we incur and recognize for financial statement purposes could be significantly higher. Any material delays or unanticipated additional expense may harm our business and results of operations.

The integration of the acquired assets will be extremely complex and involve a number of risks. Failure to successfully integrate our respective operations, including the underlying information systems, could significantly harm our business and results of operations.

Because of the structure of the transaction, as an asset carve out from Nortel, upon completion of the transaction we will not be integrating an entire enterprise, with the back-office systems and processes that make the business run, when we complete this transaction. We must build the infrastructure and organizations, and retain third party services, to ensure business continuity and to support and scale our business. Integrating our operations will be extremely complex and there is no assurance that we will not encounter material delays or unanticipated costs that would adversely affect our business and results of operations. Successful integration involves numerous risks, including:

- assimilating product offerings and sales and marketing operations;
- coordinating research and development efforts;
- retaining and attracting customers following a period of significant uncertainty associated with the acquired business;
- diversion of management attention from business and operational matters;
- identifying and retaining key personnel;
- maintaining and transitioning relationships with key vendors, including component providers, manufacturers and service providers;
- integrating accounting, information technology, enterprise management and administrative systems which may be difficult or costly;
- making significant cash expenditures that may be required to retain personnel or eliminate unnecessary resources;
- managing tax costs or liabilities;
- coordinating a broader and more geographically dispersed organization;

- maintaining uniform standards, procedures and policies to ensure efficient and compliant administration of the organizaton; and
- making any necessary modifications to internal control to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Delays encountered in the integration process, significant cost overruns and unanticipated expense could have a material adverse effect on our operating results and financial condition.

Following completion of the transaction we will rely upon an affiliate of Nortel to perform certain critical transition services during a transition period and there can be no assurance that such services will be performed timely and effectively.

Following the completion of the transaction, we will rely upon an affiliate of Nortel for certain transition services related to the operation and continuity of the business following completion of the transaction. These services include, among others, critical functions relating to accounting, information technology, maintenance services and facilities. We anticipate that transition service-related expense will be significant and the administration and oversight of these services will be complex. The transition service provider will be performing services on behalf of Ciena as well as certain other purchasers of those businesses that Nortel has divested in the course of its bankruptcy proceedings. Relying upon this transition services provider to perform critical operations and services raises a number of significant business and operational risks, including its ability to become an effective support partner for all of the Nortel purchasers, segregation of such services, and its ability to retain experienced and knowledgeable personnel. There can be no assurance such services will be performed timely and effectively. Significant disruption in these transition services or unanticipated costs related to such services could adversely affect our business and results of operations.

Upon the closing of the transaction, we will take on substantial additional indebtedness and materially reduce our cash balance.

In accordance with the applicable asset purchase agreements, upon completion of the transaction, we will pay the sellers $530 million in cash and issue them $239 million in aggregate principal of senior convertible notes due in fiscal 2017. This cash expenditure will significantly reduce our cash balance. In addition, the terms of the notes to be issued provide for an adjustment of the interest rate up to a maximum of 8% per annum, depending upon the market price of our common stock upon the completion of the transaction. The lower cash balance and increased indebtedness resulting from this transaction could adversely affect our business. In particular, it could increase our vulnerability to sustained, adverse macroeconomic weakness, limit our ability to obtain further financing and limit our ability to pursue certain operational and strategic opportunities. Our indebtedness and lower cash balance may also put us in a competitive disadvantage to other vendors with greater resources.

The transaction may expose us to significant unanticipated liabilities that could adversely affect our business and results of operations.

Our purchase of the acquired business in connection with Nortel's bankruptcy proceedings may expose us to significant unanticipated liabilities. We may incur unforeseen liabilities relating to the operation of the business including employment related obligations under applicable law or benefits arrangements, legal claims, warranty or similar liabilities to customers, and claims by or amounts owed to vendors, including as a result of any contracts assigned to Ciena in the transaction. We may also incur liabilities or claims associated with our acquisition or licensing of Nortel's technology and intellectual property including claims of infringement. Our acquisition of Nortel's assets, particularly in international jurisdictions, could also expose us to tax liabilities and other amounts owed by Nortel. The incurrence of such unforeseen or unanticipated liabilities, should they be significant, could have a material adverse affect on our business, results of operations and financial condition.

The transaction may not be accretive and may cause dilution to our earnings per share, which may harm the market price of our common stock.

We currently anticipate that the transaction will be accretive to earnings per share for fiscal 2011. This expectation is based on preliminary estimates which may materially change after the completion of the transaction. We have previously incurred operating expense, on a stand alone basis, higher than we anticipated for periods during fiscal 2009. The magnitude of the integration relating to our pending transaction, together with the increased scale of our operations resulting from the transaction, will make forecasting, managing and constraining our operating expense even more difficult. We could also encounter additional transaction and integration-related costs or fail to realize all of the benefits of the transaction that underlie our financial model and expectations as to profitability. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the transaction and cause a decrease in the price of our common stock.

The complexity of the integration and transition associated with our pending transaction, together with the increased scale of our operations, may challenge our internal control over financial reporting and our ability to effectively and timely report our financial results.

Following the completion of the pending transaction, we will rely upon a combination of Ciena information systems and critical transition services that are necessary for us to accurately and effectively compile and report our financial results. We will also have to train new employees and third party providers, and assume operations in jurisdictions where we have not previously had operations. The scale of these operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems, may adversely affect our ability to report our financial results on a timely basis. We expect that the transaction may necessitate significant modifications to our internal control systems, processes and information systems. We cannot be certain that changes to our design for internal control over financial reporting will be sufficient to enable management or our independent registered public accounting firm to determine that our internal controls are effective for any period, or on an ongoing basis. If we are unable to accurately and timely report our financial results, or are unable to assert that our internal controls over financial reporting are effective, our business and market perception of our financial condition may be harmed and the trading price of our stock may be adversely affected.

Following our acquisition of the Nortel assets, the combined company must continue to retain, motivate and recruit key executives and employees, which may be difficult in light of uncertainty regarding the pending transaction and the significant integration efforts following closing.

For the pending transaction to be successful, during the period before the transaction is completed, both Ciena and Nortel must continue to retain, motivate and recruit executives and other key employees. Moreover, following the completion of the transaction, Ciena must be successful at retaining and motivating key employees. Experienced employees, particularly with experience in optical engineering, are in high demand and competition for their talents can be intense. Employees of both companies may experience uncertainty, real or perceived, about their future role with the combined company until, or even after, Ciena's post-closing strategies are announced or executed. These potential distractions may adversely affect the ability to retain, motivate and recruit executives and other key employees and keep them focused on corporate strategies and objectives. The failure to attract, retain and motivate executives and other key employees before and following completion of the transaction could have a negative impact on Ciena's business.

Risks related to our current business and operations

Investing in our securities involves a high degree of risk. In addition to the other information contained in this report, you should consider the following risk factors before investing in our securities.

Our business and operating results could be adversely affected by unfavorable macroeconomic and market conditions and reductions in the level of capital expenditure by our largest customers in response to these conditions.

Starting in the second half of fiscal 2008, our business began to experience the effects of worsening macroeconomic conditions and significant disruptions in the financial and credit markets globally. In the face of these conditions, many companies, including some of our largest communications service provider customers, significantly reduced their network infrastructure expenditures as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models brought on by broader market challenges. Our business experienced lengthening sales cycles, customer delays in network buildouts and slowing deployments, resulting in lower demand across our customer base in all geographies. Our results of operations for fiscal 2009 were materially adversely affected by the weakness, volatility and uncertainty presented by the global market conditions that we encountered during the year.

Broad macroeconomic weakness, customer financial difficulties, changes in customer business models and constrained spending on communications networks have previously resulted in sustained periods of decreased demand for our products and services that have adversely affected our operating results. Challenging economic and market conditions may also result in:

- difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers;
- increased competition for fewer network projects and sales opportunities;
- pricing pressure that may adversely affect revenue and gross margin;
- higher overhead costs as a percentage of revenue;
- increased risk of charges relating to excess and obsolete inventories and the write off of other intangible assets; and
- customer financial difficulty and increased risk of doubtful accounts receivable.

Our business and financial results are closely tied to the prospects, performance, and financial condition of our largest communications service provider customers and are significantly affected by market or industry-wide changes that affect their businesses and their level of infrastructure-related spending. These factors include the level of enterprise and consumer spending on communications services, adoption of new communications services or applications and consumption of available network capacity. We are uncertain as to how long current unfavorable macroeconomic and industry conditions will persist and the magnitude of their effects on our business and results of operations.

A small number of communications service providers account for a significant portion of our revenue. The loss of any of these customers, or a significant reduction in their spending, would have a material adverse effect on our business and results of operations.

A significant portion of our revenue is concentrated among a relatively small number of communications service providers. Eight customers accounted for greater than 60% of our revenue in fiscal 2009. Consequently, our financial results are closely correlated with the spending of a relatively small number of communications service providers. The terms of our frame contracts generally do not obligate these customers to purchase any minimum or specific amounts of equipment or services. Because their spending may be unpredictable and sporadic, our revenue and operating results can fluctuate on a quarterly basis. Reliance upon a relatively small number of customers increases our exposure to changes in their network and purchasing strategies. Some of our customers are pursuing efforts to outsource the management and operation of their networks, or have indicated a procurement strategy to reduce or rationalize the number of vendors from which they purchase equipment. These strategies may present challenges to our business and could benefit our larger competitors. Our concentration in revenue has increased in recent years, in part, as a result of consolidations among a number of our largest customers. Consolidations may increase the likelihood of temporary or indefinite reductions in customer spending or changes in network strategy that could harm our business and operating results. The loss of one or more large service provider customers, or a significant reduction in their spending, as a result of the factors above or otherwise, would have a material adverse effect on our business, financial condition and results of operations.

Our revenue and operating results can fluctuate unpredictably from quarter to quarter.

Our revenue and results of operations can fluctuate unpredictably from quarter to quarter. Our budgeted expense levels depend in part on our expectations of long-term future revenue and gross margin, and substantial reductions in expense are difficult and can take time to implement. Uncertainty or lack of visibility into customer spending, and changes in economic or market conditions, can make it difficult to prepare reliable estimates of future revenue and corresponding expense levels. Consequently, our level of operating expense or inventory may be high relative to our revenue, which could harm our ability to achieve or maintain profitability. Given market conditions and the effect of cautious spending in recent quarters, lower levels of backlog orders and an increase in the percentage of quarterly revenue relating to orders placed in that quarter could result in more variability and less predictability in our quarterly results.

Additional factors that contribute to fluctuations in our revenue and operating results include:

- broader economic and market conditions affecting us and our customers;
- changes in capital spending by large communications service providers;
- the timing and size of orders, including our ability to recognize revenue under customer contracts;
- variations in the mix between higher and lower margin products and services; and
- the level of pricing pressure we encounter.

Many factors affecting our results of operations are beyond our control, particularly in the case of large service provider orders and multi-vendor or multi-technology network infrastructure builds where the achievement of certain thresholds for acceptance is subject to the readiness and performance of the customer or other providers, and changes in customer requirements or installation plans. As a consequence, our results for a particular quarter may be difficult to predict, and our prior results are not necessarily indicative of results likely in future periods. The factors above may cause our revenue and operating results to fluctuate unpredictably from quarter to quarter. These fluctuations may cause our operating results to be below the expectations of securities analysts or investors, which may cause our stock price to decline.

We face intense competition that could hurt our sales and results of operations.

The markets in which we compete for sales of networking equipment, software and services are extremely competitive, particularly the market for sales to large communications service providers. The level of competition and pricing pressure that we face increases substantially during periods of macroeconomic weakness, constrained spending or fewer network projects. As a result of current market conditions, we have experienced significant competition and increased pricing pressure, particularly for our optical transport products. We face particularly intense competition in our efforts to attract additional large carrier customers in new geographies and secure new market opportunities with existing carrier customers. In an effort to secure attractive long-term customers or new customers, we may agree to pricing or other terms that that result in negative gross margins on a particular order or group of orders.

Competition in our markets, generally, is based on any one or a combination of the following factors: price, product features, functionality and performance, introduction of innovative network solutions, manufacturing capability and lead-times, incumbency and existing business relationships, scalability and the flexibility of products to meet the immediate and future network requirements of customers. A small number of very large companies have historically dominated our industry. These competitors have substantially greater financial, technical and marketing resources, greater manufacturing capacity, broader product offerings and more established relationships with service providers and other potential customers than we do. Because of their scale and resources, they may be perceived to be better positioned to offer network operating or management service for large carrier customers. Consolidation activity among large networking equipment providers has caused some of our competitors to grow even larger, which may increase their strategic advantages and adversely affect our competitive position.

We also compete with a number of smaller companies that provide significant competition for a specific product, application, customer segment or geographic market. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly or may be more attractive to customers.

Increased competition in our markets has resulted in aggressive business tactics, including:

- significant price competition, particularly from competitors in Asia;
- customer financing assistance;
- early announcements of competing products and extensive marketing efforts;
- competitors offering equity ownership positions to customers;
- competitors offering to repurchase our equipment from existing customers;
- marketing and advertising assistance; and
- intellectual property assertions and disputes.

The tactics described above can be particularly effective in an increasingly concentrated base of potential customers such as communications service providers. If competitive pressures increase or we fail to compete successfully in our markets, our sales and profitability would suffer.

Our reliance upon third party manufacturers exposes us to risks that could negatively affect our business and operations.

We rely upon third party contract manufacturers to perform the majority of the manufacturing of our products and components. In recent years we have transitioned a significant portion of our product manufacturing to overseas suppliers in Asia, with much of the manufacturing taking place in China and Thailand. Some of our contract manufacturers ship products directly to our customers on behalf of Ciena. Our reliance upon these manufacturers could expose us to increased risks related to lead times, continued supply, on-time delivery, quality assurance and compliance with environmental standards and other regulations. Reliance upon third parties for manufacture of our products significantly exposes us to risks related to their business, financial position and continued viability, which may be adversely affected by broader negative macroeconomic conditions and difficulties in the credit markets. These conditions may disrupt their operations, result in discontinuation of services, or result in pricing increases that affect our manufacturing requirements. Disruptions to our business could also arise as a result of ineffective business continuity and disaster recovery plans by our manufacturers. We do not have contracts in place with some of our manufacturers and do not have guaranteed supply of components or manufacturing capacity. We could also experience difficulties as a result of geopolitical events, military actions or health pandemics in the countries where our products or components thereof are manufactured. During the first quarter of fiscal 2009, protests resulted in a blockade of Thailand's main international airport, which delayed product shipments from one of our key contract manufacturers. Significant disruptions or difficulties with our contract manufacturers could negatively affect our business and results of operations.

Investment of research and development resources in technologies for which there is not a matching market opportunity, or failure to sufficiently or timely invest in technologies for which there is market demand, would adversely affect our revenue and profitability.

The market for communications networking equipment is characterized by rapidly evolving technologies and changes in market demand. We continually invest in research and development to sustain or enhance our existing products and develop or acquire new products technologies. Our current development efforts are focused upon the evolution of our CoreDirector Multiservice Optical Switch family, the expansion of our carrier Ethernet service delivery and aggregation products, and the extension of our CN 4200 converged optical service delivery portfolio, including 100G technologies and capabilities. There is often a lengthy period between commencing these development initiatives and bringing a new or revised product to market. During this time, technology preferences, customer demand and the market for our products may move in directions we had not anticipated. There is no guarantee that new products or enhancements will achieve market acceptance or that the timing of market adoption will be as predicted. There is a significant possibility, therefore, that some of our development decisions, including our acquisitions or investments in technologies, will not turn out as anticipated, and that our investment in some projects will be unprofitable. There is also a possibility that we may miss a market opportunity because we failed to invest, or invested too late, in a technology, product or enhancement. Changes in market demand or investment priorities may also cause us to discontinue existing or planned development for new products or features, which can have a disruptive effect on our relationships with customers. If we fail to make the right investments or fail to make them at the right time, our competitive position may suffer and our revenue and profitability could be harmed.

Product performance problems could damage our business reputation and negatively affect our results of operations.

The development and production of highly technical and complex communications network equipment is complicated. Some of our products can be fully tested only when deployed in communications networks or when carrying traffic with other equipment. As a result, product performance problems are often more acute for initial deployments of new products and product enhancements. Our products have contained and may contain undetected hardware or software errors or defects. These defects have resulted in warranty claims and additional costs to remediate. Unanticipated problems can relate to the design, manufacturing, installation or integration of our products. Performance problems and product malfunctions can also relate to defects in components, software or manufacturing services supplied by third parties. Product performance, reliability and quality problems can negatively affect our business, including:

- increased costs to remediate software or hardware defects or replace products;
- payment of liquidated damages or similar claims for performance failures or delays;
- increased inventory obsolescence;
- increased warranty expense or estimates resulting from higher failure rates, additional field service obligations or other rework costs related to defects;
- delays in recognizing revenue or collecting accounts receivable; and
- declining sales to existing customers and order cancellations.

Product performance problems could also damage our business reputation and harm our prospects with potential customers. These consequences of product defects or quality problems could negatively affect our business and results of operations.

Network equipment sales to large communications service providers often involve lengthy sales cycles and protracted contract negotiations and may require us to assume terms or conditions that negatively affect our pricing, payment terms and the timing of revenue recognition.

Our future success will depend in large part on our ability to maintain and expand our sales to large communications service providers. These sales typically involve lengthy sales cycles, protracted and sometimes difficult contract negotiations, and extensive product testing and network certification. We are sometimes required to agree to contract terms or conditions that negatively affect pricing, payment terms and the timing of revenue recognition in order to consummate a sale. As a result of current market conditions, these customers may request extended payment terms, vendor or third-party financing and other alternative purchase structures. These terms may, in turn, negatively affect our revenue and results of operations and increase our susceptibility to quarterly fluctuations in our results. Service providers may ultimately insist upon terms and conditions that we deem too onerous or not in our best interest. Moreover, our purchase agreements generally do not require that a customer guarantee any minimum purchase level and customers often have the right to modify, delay, reduce or cancel previous orders. As a result, we may incur substantial expense and devote time and resources to potential relationships that never materialize or result in lower than anticipated sales.

Difficulties with third party component suppliers, including sole and limited source suppliers, could increase our costs and harm our business and customer relationships.

We depend on third party suppliers for our product components and subsystems, as well as for equipment used to manufacture and test our products. Our products include key optical and electronic components for which reliable, high-volume supply is often available from sole or limited sources. We have previously encountered shortages in availability for important components that have affected our ability to deliver products in a timely manner. Our business would be negatively affected if one or more of our suppliers were to experience any significant disruption in their operations affecting the price, quality, availability or timely delivery of components. Current unfavorable economic conditions, including a lack of liquidity, may adversely affect the business of our suppliers or the terms on which we purchase components. We have seen an increased incidence of component discontinuation as suppliers alter their businesses to adjust to market conditions. As a result of our reliance on third parties, we may be unable to secure the components or subsystems that we require in sufficient quantity and quality on reasonable terms. The loss of a source of supply, or lack of sufficient availability of key components, could require us to redesign products that use those components, which would increase our costs and negatively affect our product gross margin and results of operations. Difficulties with suppliers could also result in lost revenue, additional product costs and deployment delays that could harm our business and customer relationships.

We may not be successful in selling our products into new markets and developing and managing new sales channels.

We continue to take steps to sell our products into new geographic markets outside of our traditional markets and to a broader customer base, including other large communications service providers, enterprises, cable operators, wireless operators and federal, state and local governments. We have less experience in these markets and, in order to succeed in these markets, we believe we must develop and manage new sales channels and distribution arrangements. We expect these relationships to be an increasingly important part of our business. This strategy may not succeed and we may be exposed to increased expense and legal, business and financial risks associated with entering new markets and pursuing new customer segments through channel partners.

Part of our strategy is to pursue sales to federal, state and local governments. These sales require compliance with complex procurement regulations with which we have limited experience. We may be unable to increase our sales to government contractors if we determine that we cannot comply with applicable regulations. Our failure to comply with regulations for existing contracts could result in civil, criminal or administrative proceedings involving fines and suspension, or exclusion, from participation in federal government contracts. Failure to manage additional sales channels effectively would limit our ability to succeed in these new markets and could adversely affect our ability to expand our customer base and grow our business.

We may experience delays in the development of our products that may negatively affect our competitive position and business.

Our products are based on complex technology, and we can experience unanticipated delays in developing, manufacturing or deploying them. Each step in the development life cycle of our products presents serious risks of failure, rework or delay, any one of which could affect the cost-effective and timely development of our products. Intellectual property disputes, failure of critical design elements, and other execution risks may delay or even prevent the release of these products. Delays in product development may affect our reputation with customers and the timing and level of demand for our products. If we do not develop and successfully introduce products in a timely manner, our competitive position may suffer and our business, financial condition and results of operations would be harmed.

We may be required to write off significant amounts of inventory as a result of our inventory purchase practices, the convergence of our product lines or unfavorable macroeconomic or industry conditions.

To avoid delays and meet customer demand for shorter delivery terms, we place orders with our contract manufacturers and suppliers to manufacture components and complete assemblies based on forecasts of customer demand. As a result, our inventory purchases expose us to the risk that our customers either will not order the products we have forecasted or will purchase fewer products than forecasted. Unfavorable market or industry conditions can limit visibility into customer spending plans and compound the difficulty of forecasting inventory at appropriate levels. Moreover, our customer purchase agreements generally do not guarantee any minimum purchase level, and customers often have the right to modify, reduce or cancel purchase quantities. As a result, we may purchase inventory in anticipation of sales that do not occur. Historically, our inventory write-offs have resulted from the circumstances above. As features and functionalities converge across our product lines, and we introduce new products, however, we face an additional risk that customers may forego purchases of one product we have inventoried in favor of another product with similar functionality. If we are required to write off or write down a significant amount of inventory, our results of operations for the period would be materially adversely affected.

Restructuring activities could disrupt our business and affect our results of operations.

We have previously taken steps, including reductions in force, office closures, and internal reorganizations to reduce the size and cost of our operations and to better match our resources with market opportunities. We may take similar steps in the future. These changes could be disruptive to our business and may result in the recording of accounting charges, including inventory and technology-related write-offs, workforce reduction costs and charges relating to consolidation of excess facilities. Substantial charges resulting from any future restructuring activities could adversely affect our results of operations in the period in which we take such a charge.

Our failure to manage effectively our relationships with third party service partners could adversely impact our financial results and relationship with customers.

We rely on a number of third party service partners, both domestic and international, to complement our global service and support resources. We rely upon these partners for certain maintenance and support functions, as well as the installation of our equipment in some large network builds. In order to ensure the proper installation and maintenance of our products, we must identify, train and certify qualified service partners. Certification can be costly and time-consuming, and our partners often provide similar services for other companies, including our competitors. We may not be able to manage effectively our relationships with our service partners and cannot be certain that they will be able to deliver services in the manner or time required. If our service partners are unsuccessful in delivering services:

- we may suffer delays in recognizing revenue;
- our services revenue and gross margin may be adversely affected; and
- our relationship with customers could suffer.

Difficulties with service partners could cause us to transition a larger share of deployment and other services from third parties to internal resources, thereby increasing our services overhead costs and negatively affecting our services gross margin and results of operations.

We may incur significant costs as a result of our efforts to protect and enforce our intellectual property rights or respond to claims of infringement from others.

Our business is dependent upon the successful protection of our proprietary technology and intellectual property. We are subject to the risk that unauthorized parties may attempt to access, copy or otherwise obtain and use our proprietary technology, particularly as we expand our product development into India and increase our reliance upon contract manufacturers in Asia. These and other international operations could expose us to a lower level of intellectual property protection than in the United States. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps that we are taking will prevent or minimize the risks of unauthorized use. If competitors are able to use our technology, our ability to compete effectively could be harmed.

From time to time we have been subject to litigation and other third party intellectual property claims, primarily alleging patent infringement. We have also been subject to third party claims arising as a result of our indemnification obligations to customers or resellers that purchase our products or as a result of alleged infringement relating to third party components that we include in our products. The frequency of these assertions is increasing as patent holders, including entities that are not in our industry and that purchase patents as an investment, use infringement assertions as a competitive tactic or as a source of additional revenue. Intellectual property infringement claims can significantly divert the time and attention of our personnel and result in costly litigation. These claims can also require us to pay substantial damages or royalties, enter into costly license agreements or develop non-infringing technology. Accordingly, the costs associated with intellectual property infringement claims could adversely affect our business, results of operations and financial condition.

Our international operations could expose us to additional risks and result in increased operating expense.

We market, sell and service our products globally. We have established offices around the world, including in North America, Europe, the Middle East, Latin America and the Asia Pacific region. We have also established a major development center in India and are increasingly reliant upon overseas suppliers, particularly in Asia, for sourcing of important components and manufacturing of our products. Our increasingly global operations may result in increased risk to our business and could give rise to unanticipated expense, difficulties or other effects that could adversely affect our financial results.

International operations are subject to inherent risks, including:

- effects of changes in currency exchange rates;
- greater difficulty in collecting accounts receivable and longer collection periods;
- difficulties and costs of staffing and managing foreign operations;
- the impact of economic conditions in countries outside the United States;
- less protection for intellectual property rights in some countries;
- adverse tax and customs consequences, particularly as related to transfer-pricing issues;
- social, political and economic instability;
- higher incidence of corruption;
- trade protection measures, export compliance, qualification to transact business and additional regulatory requirements; and
- natural disasters, epidemics and acts of war or terrorism.

We expect that our international activities will be dynamic, and we may enter new markets and withdraw from or reduce operations in others. These changes to our international operations may require significant management attention and result in additional expense. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of our products could impact our ability to maintain or increase international market demand for our products.

Our use and reliance upon development resources in India may expose us to unanticipated costs or liabilities.

We have a significant development center in India and, in recent years, have increased headcount and development activity at this facility. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources and resulting wage inflation;
- the knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in the economic, security and political conditions of India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors above and other risks related to our operations in India could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

We may be exposed to unanticipated risks and additional obligations in connection with our resale of complementary products or technology of other companies.

We have entered into agreements with strategic partners that permit us to distribute their products or technology. We rely upon these relationships to add complementary products or technologies or to fulfill an element of our product portfolio. As part of our strategy to diversify our product portfolio and customer base, we may enter into additional original equipment manufacturer (OEM) or resale agreements in the future. We may incur unanticipated costs or difficulties relating to our resale of third party products. Our third party relationships could expose us to risks associated with delays in their development, manufacturing or delivery of products or technology. We may also be required by customers to assume warranty, indemnity, service and other commercial obligations greater than the commitments, if any, made to us by our technology partners. Some of our strategic partners are relatively small companies with limited financial resources. If they are unable to satisfy their obligations to us or our customers, we may have to expend our own resources to satisfy these obligations. Exposure to the risks above could harm our reputation with key customers and negatively affect our business and our results of operations.

Our exposure to the credit risks of our customers and resellers may make it difficult to collect receivables and could adversely affect our revenue and operating results.

In the course of our sales to customers, we may have difficulty collecting receivables and could be exposed to risks associated with uncollectible accounts. We may be exposed to similar risks relating to third party resellers and other sales channel partners. A continued lack of liquidity in the capital markets or a sustained period of unfavorable economic conditions may increase our exposure to credit risks. While we monitor these situations carefully and attempt to take appropriate measures to protect ourselves, it is possible that we may have to write down or write off doubtful accounts. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur, and, if large, could have a material adverse effect on our revenue and operating results.

If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively.

Competition to attract and retain highly skilled technical and other personnel with experience in our industry is increasing in intensity, and our employees have been the subject of targeted hiring by our competitors. With respect to our engineering resources, we may find it particularly difficult to attract and retain sufficiently skilled personnel in areas including data networking, Ethernet service delivery and network management software engineering in certain geographic markets. We may experience difficulty retaining and motivating existing employees and attracting qualified personnel to fill key positions. Because we rely upon equity awards as a significant component of compensation, particularly for our executive team, a lack of positive performance in our stock price, reduced grant levels, or changes to our compensation program may adversely affect our ability to attract and retain key employees. In addition, none of our executive officers is bound by an employment agreement for any specific term. It may be difficult to replace members of our management team or other key personnel, and the loss of such individuals could be disruptive to our business. Because we generally do not have employment contracts with our employees, we must rely upon providing competitive compensation packages and a high-quality work environment in order to retain and motivate employees. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively.

We may be adversely affected by fluctuations in currency exchange rates.

Because a significant portion of our sales is denominated in U.S. dollars, an increase in the value of the dollar could increase the real cost to our customers of our products in markets outside the United States. In addition, we face exposure to currency exchange rates as a result of our non-U.S. dollar denominated operating expense in Europe, Asia and Canada. In recent years, our international operations and our reliance upon international suppliers have grown considerably. A weakened dollar could increase the cost of local operating expenses and procurement of raw materials where we must purchase components in foreign currencies. As a result, we may be susceptible to negative effects of foreign exchange changes. We have previously hedged against currency exposure associated with anticipated foreign currency cash flows and may do so in the future. These hedging activities are intended to offset currency fluctuations on a portion of our non-U.S. dollar denominated operating expense. There can be no assurance that these hedging instruments will be effective in all circumstances and losses associated with these instruments may negatively affect our results of operations.

Our products incorporate software and other technology under license from third parties and our business would be adversely affected if this technology was no longer available to us on commercially reasonable terms.

We integrate third-party software and other technology into our embedded operating system, network management system tools and other products. Licenses for this technology may not be available or continue to be available to us on commercially reasonable terms. Third party licensors may insist on unreasonable financial or other terms in connection with our use of such technology. Difficulties with third party technology licensors could result in termination of such licenses, which may result in significant costs and require us to obtain or develop a substitute technology. Difficulty obtaining and maintaining third-party technology licenses may disrupt development of our products and increase our costs, which could harm our business.

Our business is dependent upon the proper functioning of our internal business processes and information systems and modifications may disrupt our business, operating processes and internal controls.

The successful operation of various internal business processes and information systems is critical to the efficient operation of our business. If these systems fail or are interrupted, our operations may be adversely affected and operating results could be harmed. In recent years, we have experienced considerable growth in transaction volume, headcount and reliance upon international resources in our operations. Our business processes and information systems need to be sufficiently scalable to support the growth of our business. To improve the efficiency of our operations and achieve greater automation, we routinely upgrade business processes and information systems. Significant changes to our processes and systems expose us to a number of operational risks. These changes may be costly and disruptive, and could impose substantial demands on management time. These changes may also require the modification of a number of internal control procedures. Any material disruption, malfunction or similar problems with our business processes or information systems, or the transition to new processes and systems, could have a negative effect on the operation of our business and our results of operations.

Strategic acquisitions and investments may expose us to increased costs and unexpected liabilities.

We may acquire or make strategic investments in other companies to expand the markets we address, diversify our customer base or acquire or accelerate the development of technology or products. To do so, we may use cash, issue equity that would dilute our current stockholders' ownership, incur debt or assume indebtedness. These transactions involve numerous risks, including:

- significant integration costs;
- integration and rationalization of operations, products, technologies and personnel;
- diversion of management's attention;
- difficulty completing projects of the acquired company and costs related to in-process projects;
- the loss of key employees;
- ineffective internal controls over financial reporting;
- dependence on unfamiliar suppliers or manufacturers;
- exposure to unanticipated liabilities, including intellectual property infringement claims; and
- adverse tax or accounting effects including amortization expense related to intangible assets and charges associated with impairment of goodwill.

As a result of these and other risks, our acquisitions or strategic investments may not reap the intended benefits and may ultimately have a negative impact on our business, results of operation and financial condition.

Changes in government regulation affecting the communications industry and the businesses of our customers could harm our prospects and operating results.

The Federal Communications Commission, or FCC, has jurisdiction over the U.S. communications industry and similar agencies have jurisdiction over the communication industries in other countries. Many of our largest customers are subject to the rules and regulations of these agencies. Changes in regulatory requirements in the United States or other countries could inhibit service providers from investing in their communications network infrastructures or introducing new services. These changes could adversely affect the sale of our products and services. Changes in regulatory tariff requirements or other regulations relating to pricing or terms of carriage on communications networks could slow the development or expansion of network infrastructures and adversely affect our business, operating results, and financial condition.

Governmental regulations affecting the import or export of products, and environmental regulations relating to our products, could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Governmental regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenues. Failure to comply with such regulations could result in penalties, costs and restrictions on export privileges. In addition, our operations may be negatively affected by environmental regulations, such as the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) that have been adopted by the European Union. Compliance with these and similar environmental regulations may increase our cost of building and selling our products, make it difficult to obtain supply of compliant components or require us to write off non-compliant inventory, which could have a material adverse effect on our business and operating results.

We may be required to write down long-lived assets and a significant impairment charge would adversely affect our operating results.

At October 31, 2009, we had $154.7 million in long-lived assets, which includes $60.8 million of intangible assets on our balance sheet. Valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future, undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in such period.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report a report containing management's assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not such internal controls are effective. Compliance with these requirements has resulted in, and is likely to continue to result in, significant costs and the commitment of time and operational resources. Changes in our business will necessitate ongoing modifications to our internal control systems, processes and information systems. Increases in our global operations or expansion into new regions could pose additional challenges to our internal control systems as these operations become more significant. We cannot be certain that our current design for internal control over financial reporting will be sufficient to enable management or our independent registered public accounting firm to determine that our internal controls are effective for any period, or on an ongoing basis. If we or our independent registered public accounting firms are unable to assert that our internal controls over financial reporting are effective, our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected, and customer perception of our business may suffer.

Obligations associated with our outstanding indebtedness on our convertible notes may adversely affect our business.

At October 31, 2009, indebtedness on our outstanding convertible notes totaled $798.0 million in aggregate principal. Our indebtedness and repayment obligations could have important negative consequences, including:

- increasing our vulnerability to adverse economic and industry conditions;
- limiting our ability to obtain additional financing, particularly in light of unfavorable conditions in the credit markets;
- reducing the availability of cash resources for other purposes, including capital expenditures;
- limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and
- placing us at a possible competitive disadvantage to competitors that have better access to capital resources.

We may also add additional indebtedness such as equipment loans, working capital lines of credit and other long-term debt.

Our stock price is volatile.

Our common stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise as a result of a number of the factors discussed in this "Risk Factors" section. During fiscal 2009, our stock price ranged from a high of $16.64 per share to a low of $4.98

per share. The stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, with such volatility often unrelated to the operating performance of these companies. Divergence between our actual or anticipated financial results and published expectations of analysts can cause significant swings in our stock price. Our stock price can also be affected by announcements that we, our competitors, or our customers may make, particularly announcements related to acquisitions or other significant transactions. Our common stock is included in a number of market indices and any change in the composition of these indices to exclude our company would adversely affect our stock price. On December 18, 2009, we were removed from the S&P 500, a widely-followed index. These factors, as well as conditions affecting the general economy or financial markets, may materially adversely affect the market price of our common stock in the future.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

As of October 31, 2009, all of our properties are leased. Our principal executive offices are located in Linthicum, Maryland. We lease thirty-eight facilities related to our ongoing operations. These include five buildings located at various sites near Linthicum, Maryland, including an engineering facility, two supply chain and logistics facilities, and two administrative and sales facilities. We have engineering and/or service facilities located in San Jose, California; Alpharetta, Georgia; Spokane, Washington; Kanata, Canada; and Gurgaon, India. We also maintain a sales and service facility in London, England. In addition, we lease various small offices in the United States, Mexico, South America, Europe and Asia to support our sales and services operations. We believe the facilities we are now using are adequate and suitable for our business requirements.

We lease a number of properties that we no longer occupy. As part of our restructuring costs, we provide for the estimated cost of the future net lease expense for these facilities. The cost is based on the fair value of future minimum lease payments under contractual obligations offset by the fair value of the estimated future sublease payments that we may receive. As of October 31, 2009, our accrued restructuring liability related to these properties was $9.4 million. If actual market conditions relating to the use of these facilities are less favorable than those projected by management, additional restructuring costs associated with these facilities may be required. For additional information regarding our lease obligations, see Note 20 to the Consolidated Financial Statements in Item 8 of Part II of this annual report.

Item 3. *Legal Proceedings*

On May 29, 2008, Graywire, LLC filed a complaint in the United States District Court for the Northern District of Georgia against Ciena and four other defendants, alleging, among other things, that certain of the parties' products infringe U.S. Patent 6,542,673 (the "'673 Patent"), relating to an identifier system and components for optical assemblies. The complaint, which seeks injunctive relief and damages, was served upon Ciena on January 20, 2009. Ciena filed an answer to the complaint and counterclaims against Graywire on March 26, 2009, and an amended answer and counterclaims on April 17, 2009. On April 27, 2009, Ciena and certain other defendants filed an application for inter partes reexamination of the '673 Patent with the U.S. Patent and Trademark Office (the "PTO"). On the same date, Ciena and the other defendants filed a motion to stay the case pending reexamination of all of the patents-in-suit. On July 17, 2009, the district court granted the defendants' motion to stay the case. On July 23, 2009, the PTO granted the defendants' application for reexamination with respect to certain claims of the '673 Patent. We believe that we have valid defenses to the lawsuit and intend to defend it vigorously in the event the stay of the case is lifted.

As a result of our June 2002 merger with ONI Systems Corp., we became a defendant in a securities class action lawsuit filed in the United States District Court for the Southern District of New York in August 2001. The complaint named ONI, certain former ONI officers, and certain underwriters of ONI's initial public offering (IPO) as defendants, and alleges, among other things, that the underwriter defendants violated the securities laws by failing to disclose alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in ONI's registration statement and by engaging in manipulative practices to artificially inflate ONI's stock price after the IPO. The complaint also alleges that ONI and the named former officers violated the securities laws by failing to disclose the underwriters' alleged compensation arrangements and manipulative practices. No specific amount of damages has been claimed. Similar complaints have been filed against more than 300 other issuers that have had initial public offerings since 1998, and all of these actions have been included in a single coordinated proceeding. The former ONI officers have been dismissed from the action without prejudice. In July 2004, following mediated settlement negotiations, the plaintiffs, the issuer defendants (including Ciena), and their insurers entered into a settlement agreement. The settlement agreement did not require Ciena to pay any amount toward the settlement or to make any other payments. While the partial settlement was pending approval, the plaintiffs continued to litigate their cases against the underwriter defendants. In October 2004, the district court certified a class with respect to the Section 10(b) claims in six "focus cases" selected out of all of the consolidated cases, which cases did not include Ciena, and which decision was appealed by the underwriter defendants to the U.S. Court of Appeals for the Second Circuit. On February 15, 2005, the district court granted the motion for preliminary approval of the settlement agreement, subject to certain modifications, and on August 31, 2005, the district court issued a preliminary order approving the revised stipulated settlement agreement. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the district court's grant of class certification in the six focus cases. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing. In light of the Second Circuit's decision, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuer defendants terminating the proposed settlement. On August 14, 2007, the plaintiffs filed second amended complaints against the defendants in the six focus cases. On September 27, 2007, the plaintiffs filed a motion for class certification based on their amended complaints and allegations. On March 26, 2008, the district court denied motions to dismiss the second amended complaints filed by the defendants in the six focus cases, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the plaintiffs' motion for class certification in the focus cases was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs' motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the matters described above, we are subject to various legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material effect on our results of operations, financial position or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders in the fourth quarter of fiscal 2009.

PART II

Item 5. ***Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities***

(a) Our common stock is traded on the NASDAQ Global Select Market under the symbol "CIEN." The following table sets forth the high and low sales prices of our common stock, as reported on the NASDAQ Global Select Market, for the fiscal periods indicated.

	Price Range of Common Stock	
	High	Low
Fiscal Year 2008		
First Quarter ended January 31	$48.82	$21.40
Second Quarter ended April 30	$35.82	$24.00
Third Quarter ended July 31	$35.14	$19.30
Fourth Quarter ended October 31	$20.10	$ 6.60
Fiscal Year 2009		
First Quarter ended January 31	$ 9.79	$ 5.07
Second Quarter ended April 30	$12.28	$ 4.98
Third Quarter ended July 31	$12.51	$ 8.45
Fourth Quarter ended October 31	$16.64	$11.08

As of December 11, 2009, there were approximately 949 holders of record of our common stock and 92,038,629 shares of common stock outstanding. We have never paid cash dividends on our capital stock. We intend to retain earnings for use in our business and we do not anticipate paying any cash dividends in the foreseeable future.

The following graph shows a comparison of cumulative total returns for an investment in our common stock, the NASDAQ Telecommunications Index and the S&P 500 Index from October 31, 2004 to October 31, 2009. The NASDAQ Telecommunications Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Telecommunications and Telecommunications Equipment. They include providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933 or the Exchange Act.



CIEN
NASDAQ Telecomunications
S&P 500
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07
Oct-07
Apr-08
Oct-08
Apr-09
Oct-09

Assumes $100 invested in Ciena Corporation, the NASDAQ Telecommunications Index and the S&P 500 Index on October 31, 2004 with all dividends reinvested at month-end.

(b) Not applicable.

(c) Not applicable.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included in Item 8, "Financial Statements and Supplementary Data." We have a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year. For purposes of financial statement presentation, each fiscal year is described as having ended on October 31. Fiscal 2005, 2006, 2008 and 2009 consisted of 52 weeks and fiscal 2007 consisted of 53 weeks.

Balance Sheet Data:

	Year Ended October 31,				
	2005	2006	2007	2008	2009
	(In thousands)				
Cash and cash equivalents	$ 358,012	$ 220,164	$ 892,061	$ 550,669	$ 485,705
Short-term investments	$ 579,531	$ 628,393	$ 822,185	$ 366,336	$ 563,183
Long-term investments	$ 155,944	$ 351,407	$ 33,946	$ 156,171	$ 8,031
Total assets	$1,675,229	$1,839,713	$2,416,273	$2,024,594	$1,504,383
Short-term convertible notes payable	$ —	$ —	$ 542,262	$ —	$ —
Long-term convertible notes payable	$ 648,752	$ 842,262	$ 800,000	$ 798,000	$ 798,000
Total liabilities	$ 939,862	$1,086,087	$1,566,119	$1,025,645	$1,048,545
Stockholders' equity	$ 735,367	$ 753,626	$ 850,154	$ 998,949	$ 455,838

Statement of Operations Data:

	Year Ended October 31,				
	2005	2006	2007	2008	2009
	(In thousands, except per share data)				
Revenue	$ 427,257	$564,056	$779,769	$902,448	$ 652,629
Cost of goods sold	291,067	306,275	417,500	451,521	367,799
Gross profit	136,190	257,781	362,269	450,927	284,830
Operating expenses:					
Research and development	137,245	111,069	127,296	175,023	190,319
Selling and marketing	115,022	104,434	118,015	152,018	134,527
General and administrative	36,317	44,445	50,248	68,639	47,509
Amortization of intangible assets	38,782	25,181	25,350	32,264	24,826
Restructuring (recoveries) costs	18,018	15,671	(2,435)	1,110	11,207
Goodwill impairment	176,600	—	—	—	455,673
Long-lived asset impairment	45,862	—	—	—	—
Gain on lease settlement	—	(11,648)	(4,871)	—	—
Total operating expenses	567,846	289,152	313,603	429,054	864,061
Income (loss) from operations	(431,656)	(31,371)	48,666	21,873	(579,231)
Interest and other income, net	31,294	50,245	76,483	36,762	9,487
Interest expense	(28,413)	(24,165)	(26,996)	(12,927)	(7,406)
Realized loss due to impairment of marketable debt investments	—	—	(13,013)	(5,101)	—
Gain (loss) on cost method investments	—	—	—	—	(5,328)
Gain on extinguishment of debt	3,882	7,052	—	932	—
Gain (loss) on equity investments, net	(9,486)	215	592	—	—
Income (loss) before income taxes	(434,379)	1,976	85,732	41,539	(582,478)
Provision (benefit) for income taxes	1,320	1,381	2,944	2,645	(1,324)
Net income (loss)	$(435,699)	$ 595	$ 82,788	$ 38,894	$(581,154)
Basic net income (loss) per common share	$ (5.30)	$ 0.01	$ 0.97	$ 0.44	$ (6.37)
Diluted net income (loss) per potential common share	$ (5.30)	$ 0.01	$ 0.87	$ 0.42	$ (6.37)
Weighted average basic common shares outstanding	82,170	83,840	85,525	89,146	91,167
Weighted average dilutive potential common shares outstanding	82,170	85,011	99,604	110,605	91,167

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section contains statements that discuss future events or expectations, projections of results of operations or financial condition, changes in the markets for our products and services, or other "forward-looking" information. Our "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these "forward-looking statements" by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those words and other comparable words. You should be aware that these statements only reflect our current predictions and beliefs. These statements are subject to known and unknown risks, uncertainties and other factors, and actual events or results may differ materially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed throughout this report, particularly under the heading "Risk Factors" in Item 1A of Part I of this annual report. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We undertake no obligation to revise or update any forward-looking statements. The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this annual report.

Overview

We are a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Our optical service delivery and carrier Ethernet service delivery products are used individually, or as part of an integrated solution, in communications networks operated by communications service providers, cable operators, governments and enterprises around the globe.

We are a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, better able to handle increased traffic and deliver more efficiently a broader mix of high-bandwidth communications services. Our products, along with their embedded, network element software and unified service and transport management, enable service providers to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Together with our professional support and consulting services, our product offerings seek to offer solutions that address the business challenges and network needs of our customers. Our customers face an increasingly challenging and rapidly changing environment that requires them to quickly adapt their business strategies and deliver new, revenue-creating services. By improving network productivity, reducing operating costs and providing the flexibility to enable new and integrated service offerings, our offerings create business and operational value for our customers.

Effect of Decline in Market Conditions

Our results of operations for fiscal 2009 described in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section reflect the weakness, volatility and uncertainty presented by the global market conditions that we encountered during the year. Our fiscal 2009 results reflect cautious spending among our largest customers during fiscal 2009, as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models brought on by broader market challenges. As a result, we experienced lower demand across our customer base in all geographies. We also experienced lengthening sales cycles, customer delays in network build-outs, slowing deployments and deferral of new technology adoption. We have also experienced an increasingly competitive marketplace and a heightened customer focus on pricing and return on investment. While we have started to see some indications that conditions in North America may be improving, we remain uncertain as to how long unfavorable macroeconomic and industry conditions will persist and the magnitude of their effects on our business and results of operations.

Strategic Initiatives

Despite difficult market conditions, we continue to believe in our longer-term market opportunities and the potential represented by the underlying drivers of future demand for our hardware, software and services offerings in our target markets. We believe consumer and enterprise use of, and increased dependence upon, a growing variety of broadband applications and services will continue to consume bandwidth, requiring our customers to invest in next-generation network infrastructures that are more efficient and robust, and better able to handle higher capacity multiservice traffic and increased transmission rates. As a result, we continued to strategically invest in our business during fiscal 2009, prioritizing spending on key product and technology initiatives that we believe will strategically position us for longer-term growth when market conditions recover. In fact, research and development expense increased year over year despite the significant reduction in revenue during fiscal 2009 and the restructuring activities described below. We expect to continue to invest significantly in research and development. Specifically, our ongoing development is focused upon bringing several new platforms to market during fiscal 2010 and our broader development investments are focused upon:

- Data-optimized switching solutions and evolution of our CoreDirector family and 5400 family of reconfigurable switching solutions;
- Extending and increasing capacity of our converged optical transport service delivery portfolio, including 100G transport technologies and capabilities;
- Expanding our carrier Ethernet service delivery portfolio, including larger Ethernet aggregation switches; and
- Extending the value of our network management software platform across our product portfolio.

These broader development initiatives remain focused on delivering upon our vision of transforming customer networks to adapt and scale, manage unpredictability and eliminate barriers to new service offerings. This vision of simplified, highly-automated networks is based on the following technologies:

- Programmable network elements, including software-programmable hardware platforms and interfaces that use our FlexiPort technology, to enable on-demand and automated support for multiple services and applications;
- Common service-aware operating system and unified transport and service management software for an integrated solution ensuring all network elements work seamlessly together for rapid delivery of services and applications; and
- Optimized carrier Ethernet technology — our True Carrier Ethernet™ — for enhanced management, faster provisioning, higher reliability and support for a wider variety of services.

Through these capabilities, we seek to enable customers to automate delivery and management of a broad mix of services over networks that offer enhanced flexibility and are more cost-effective to deploy, scale and manage.

Pending Acquisition of Nortel Metro Ethernet Networks ("MEN") Assets

We believe that our pending acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's ("MEN") business will accelerate the execution of our corporate and research and development strategy, and will create a leader in next-generation, automated optical Ethernet networks.

Following our emergence as the winning bidder in the bankruptcy auction, we agreed to acquire substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business for $530 million in cash and $239 million in aggregate principal amount of 6% senior convertible notes due June 2017. The terms of the notes to be issued upon closing are set forth in Note 22 of the Consolidated Financial

Statements found under Item 8 of Part II of this annual report. Nortel's product and technology assets to be acquired include:

- long-haul optical transport portfolio;
- metro optical Ethernet switching and transport solutions;
- Ethernet transport, aggregation and switching technology;
- multiservice SONET/SDH product families; and
- network management software products.

In addition to these products, the acquired operations also include network implementation and support services. The assets to be acquired generated approximately $1.36 billion in revenue for Nortel in fiscal 2008 and approximately $556 million (unaudited) in the first six months of Nortel's fiscal 2009.

The pending acquisition encompasses a business that is a leading provider of next-generation, 40G and 100G optical transport technology with a significant, global installed base. The acquired transport technology allows network operators to upgrade their existing 10G networks to 40G capability, quadrupling capacity without the need for new fiber deployments or complex network re-engineering. In addition to transport capability, the optical platforms acquired include traffic switching and aggregation capability for traditional protocols such as SONET/SDH as well as newer packet protocols such as Ethernet. A suite of software products used to manage networks built from these technologies is also part of the transaction.

We believe that the transaction provides an opportunity to significantly transform Ciena and strengthen our position as a leader in next-generation, automated optical Ethernet networking. We believe that the additional resources, expanded geographic reach, new and broader customer relationships, and deeper portfolio of complementary network solutions derived from the transaction will augment Ciena's growth. We also expect that the transaction will add scale, enable operating model synergies and provide an opportunity to optimize our research and development investment. We expect these benefits of the transaction will help Ciena to better compete with traditional, larger network vendors.

We expect to make employment offers to at least 2,000 Nortel employees to become part of Ciena's global team of network specialists. The transaction will significantly enhance our existing Canadian-based development resources, making Ottawa our largest product and development center.

Given the structure of the transaction as an asset carve-out from Nortel, we expect that the transaction will result in a costly and complex integration with a number of operational risks. We expect to incur integration-related costs of approximately $180 million, with the majority of these costs to be incurred in the first 12 months following the completion of the transaction. This estimate principally reflects expense associated with equipment and information technology costs, transaction expense, and consulting and third party service fees associated with integration. This amount does not give effect to any expense related to, among other things, facilities restructuring or inventory obsolescence charges. As a result, the integration expense we incur and recognize for financial statement purposes could be significantly higher. Any material delays or unanticipated additional expense may harm our business and results of operations. In addition to these integration costs, we also expect to incur significant transition services expense, and we will rely upon an affiliate of Nortel to perform certain operational functions during an interim period following closing not to exceed two years.

We expect this pending transaction to close in the first calendar quarter of 2010. If the closing does not take place on or before April 30, 2010, the applicable asset sale agreements may be terminated by either party. Ciena has been granted early termination of the antitrust waiting periods under the Hart-Scott-Rodino Act and the Canadian Competition Act. On December 2, 2009, the bankruptcy courts in the U.S. and Canada approved the asset sale agreement relating to Ciena's acquisition of substantially all of the North American, Caribbean and Latin American and Asian optical networking and carrier Ethernet assets of Nortel's MEN business. Completion of the transaction remains subject to information and consultation with employee representatives and employees in certain international jurisdictions, an additional regional regulatory clearance and customary closing conditions.

As a result of the aggregate consideration to be paid as described above, we will incur significant additional indebtedness and will materially reduce our existing cash balance. Except where specifically indicated, the discussion in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" does not give effect to the possible consummation of this pending transaction and the effect on our results of operations.

Goodwill Impairment

Based on a combination of factors, including the macroeconomic conditions described above and a sustained decline in our common stock price and market capitalization below our net book value, we conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. The conclusion of this assessment was the write-off of all goodwill remaining on our balance sheet, resulting in an impairment charge of $455.7 million in the second quarter of fiscal 2009. This impairment charge significantly affected our operating expense and operating and net loss for fiscal 2009. It will not result in any current or future cash expenditures. See "Critical Accounting Policies and Estimates" below for more information regarding this assessment.

Restructuring Activities

During the second quarter of fiscal 2009, we took action to effect a headcount reduction of approximately 200 employees or 9% of our global workforce, with headcount reductions implemented across our organizations and geographies. As part of this action, we closed our Acton, Massachusetts research and development facility during the third quarter. We expect these steps will help better align our operating expense with market opportunities and the development strategy above. We incurred an $11.2 million charge in fiscal 2009, principally consisting of $4.1 million for employee-related restructuring, $3.4 million for Acton facilities-related restructuring, and $3.7 million related to the revision of previous estimates.

Financial Results

Revenue for the fourth quarter was $176.3 million, which represented a sequential increase of 7.0% from $164.8 million in the third quarter of fiscal 2009 and a 1.9% decrease from $179.7 million in the fourth quarter of fiscal 2008. The sequential quarterly increase in revenue reflects a $6.9 million increase in carrier Ethernet service delivery revenue, principally related to sales of carrier Ethernet switching and aggregation products in support of wireless backhaul deployments, including, in large part, 4G WiMax. Revenue for the fourth quarter of fiscal 2009 also benefited from a $2.3 million increase in optical service delivery revenue, primarily reflecting increased sales of CN4200, and a $2.4 million increase in service revenue.

In spite of slight improvements in revenue in the second half of fiscal 2009, and improved sales of carrier Ethernet switching and aggregation products during fiscal 2009, the unfavorable market conditions and reductions in customer spending described above resulted in significant declines in annual revenue as compared to fiscal 2008. Total revenue decreased from $902.4 million in fiscal 2008 to $652.6 million in fiscal 2009.

- Fiscal 2009 revenue reflects a $258.9 million decrease in sales of our optical service delivery products;
- Revenue from the U.S. for fiscal 2009 was $419.4 million, a decrease from $590.9 million in fiscal 2008;
- International revenue for fiscal 2009 was $233.2 million, a decrease from $311.6 million in fiscal 2008;
- As a percentage of revenue, international revenue was 35.7% during the fiscal 2009, a slight increase from 34.5% in fiscal 2008; and

- For fiscal 2009, one customer — AT&T representing 19.6% of revenue — accounted for greater than 10% of revenue. This compares to 2008, when two customers — AT&T representing 25.2%, and BT representing 12.6% of revenue — accounted for greater than 10% of our revenue.

Gross margin for the fourth quarter of fiscal 2009 was 44.0%, down from 45.3% in the third quarter of fiscal 2009. Gross margin for fiscal 2009 was 43.6%, as compared to 50.0% in fiscal 2008. Product gross margin was 45.9% in fiscal 2009, a decrease from 53.1% in fiscal 2008. Gross margin decreases during fiscal 2009 reflect the effect of increased competition, including increased pricing pressure across our optical transport products, and less favorable product and geographic mix, including fewer sales of core switching products as a percentage of total revenue. Gross margin for fiscal 2009 was also negatively affected by increased charges related to losses on committed customer sales contracts and higher charges relating to warranty. These additional costs of goods sold were partially offset by product cost reductions.

Operating expense for fiscal 2009 was $864.1 million, which includes a goodwill impairment charge of $455.7 million, compared to $429.1 million in fiscal 2008. Annual operating expense related to research and development, sales and marketing and general and administrative decreased by $23.3 million in fiscal 2009. This decrease reflects our efforts to manage our workforce and constrain general and administrative and sales and marketing expenses in the face of weaker market conditions. Exclusive of the goodwill impairment, we expect operating expense to increase from fiscal 2009, particularly if market conditions improve and we seek to fund and support the growth of our business.

Our loss from operations for fiscal 2009 was $579.2 million. This compares to income from operations of $21.9 million in fiscal 2008. Our net loss for fiscal 2009 was $581.2 million, or $6.37 per share. This compares to net income of $38.9 million, or $0.42 per diluted share, in fiscal 2008. Net loss and operating loss reflect the effect of market conditions and lower customer spending during fiscal 2009 and a goodwill impairment charge during the second quarter of fiscal 2009, each as described above.

We generated $7.4 million in cash from operations during fiscal 2009 as compared to $117.6 million during fiscal 2008. Cash from operations during fiscal 2009 consisted of $3.8 million in cash from net income (adjusted for non-cash charges) and $3.6 million resulting from changes in working capital. Cash from operations during fiscal 2008 consisted of $168.7 million in cash from net income (adjusted for non-cash charges) and a $51.1 million net decrease in cash resulting from changes in working capital.

At October 31, 2009, we had $485.7 million in cash and cash equivalents and $571.2 million of short-term and long-term investments in marketable debt securities.

As of October 31, 2009, headcount was 2,163, a decrease from 2,203 at October 31, 2008 and an increase from 1,797 at October 31, 2007.

Results of Operations

Our results of operations for fiscal 2008 include the operations of World Wide Packets ("WWP") only after the March 3, 2008 acquisition date.

Revenue

We derive revenue from sales of our products and services, which we discuss in the following three major groupings:

1. *Optical Service Delivery.* Included in product revenue, this revenue grouping reflects sales of our transport and switching products and legacy data networking products and related software. This revenue grouping was previously referred to as our "converged Ethernet infrastructure" products.

2. *Carrier Ethernet Service Delivery.* Included in product revenue, this revenue grouping reflects sales of our service delivery and aggregation switches, broadband access products, and the related software.

3. *Global Network Services.* Included in services revenue are sales of installation, deployment, maintenance support, consulting and training activities.

A sizable portion of our revenue continues to come from sales to a small number of communications service providers. As a result, our revenues are closely tied to the prospects, performance, and financial condition of our largest customers and are significantly affected by market-wide changes, including reductions in enterprise and consumer spending, that affect the businesses and level of infrastructure-related spending by communications service providers. Our contracts do not have terms that obligate these customers to purchase any minimum or specific amounts of equipment or services. Because their spending may be unpredictable and sporadic, and their purchases may result in the recognition or deferral of significant amounts of revenue in a given quarter, our revenue can fluctuate on a quarterly basis. Our concentration of revenue increases the risk of quarterly fluctuations in revenue and operating results and can exacerbate our exposure to reductions in spending or changes in network strategy involving one or more of our significant customers. In particular, some of our customers are pursuing efforts to outsource the management and operation of their networks, or have indicated a procurement strategy to reduce the number of vendors from which they purchase equipment.

Given current market conditions and the effect of lower demand in fiscal 2009, as well as changes in the mix of our revenue toward products with shorter customer lead times, the percentage of our quarterly revenue relating to orders placed in that quarter has increased in comparison to prior periods. Lower levels of backlog orders and an increase in the percentage of quarterly revenue relating to orders placed in that quarter could result in more variability and less predictability in our quarterly results.

Cost of Goods Sold

Product cost of goods sold consists primarily of amounts paid to third-party contract manufacturers, component costs, direct compensation costs and overhead, shipping and logistics costs associated with manufacturing-related operations, warranty and other contractual obligations, royalties, license fees, amortization of intangible assets, cost of excess and obsolete inventory and, when applicable, estimated losses on committed customer contracts.

Services cost of goods sold consists primarily of direct and third-party costs, including personnel costs, associated with provision of services including installation, deployment, maintenance support, consulting and training activities, and, when applicable, estimated losses on committed customer contracts.

Gross Margin

Gross margin continues to be susceptible to quarterly fluctuation due to a number of factors. Product gross margin can vary significantly depending upon the mix of products and customers in a given fiscal quarter. Gross margin can also be affected by volume of orders, our ability to drive product cost reductions, geographic mix, the level of pricing pressure we encounter, our introduction of new products or entry into new markets, charges for excess and obsolete inventory and changes in warranty costs.

Service gross margin can be affected by the mix of customers and services, particularly the mix between deployment and maintenance services, geographic mix and the timing and extent of any investments in internal resources to support this business.

Operating Expense

Research and development expense primarily consists of salaries and related employee expense (including share-based compensation expense), prototype costs relating to design, development, testing of our products, and third-party consulting costs.

Sales and marketing expense primarily consists of salaries, commissions and related employee expense (including share-based compensation expense), and sales and marketing support expense, including travel, demonstration units, trade show expense, and third-party consulting costs.

General and administrative expense primarily consists of salaries and related employee expense (including share-based compensation expense), and costs for third-party consulting and other services.

Amortization of intangible assets primarily reflects purchased technology and customer relationships from our acquisitions.

Fiscal 2008 compared to Fiscal 2009

Revenue, cost of goods sold and gross profit

The table below (in thousands, except percentage data) sets forth the changes in revenue, cost of goods sold and gross profit for the periods indicated:

	Fiscal Year				Increase	
	2008	%*	2009	%*	(Decrease)	%**
Revenue:						
Products	$791,415	87.7	$547,522	83.9	$(243,893)	(30.8)
Services	111,033	12.3	105,107	16.1	(5,926)	(5.3)
Total revenue	902,448	100.0	652,629	100.0	(249,819)	(27.7)
Costs:						
Products	371,238	41.1	296,170	45.4	(75,068)	(20.2)
Services	80,283	8.9	71,629	11.0	(8,654)	(10.8)
Total cost of goods sold	451,521	50.0	367,799	56.4	(83,722)	(18.5)
Gross profit	$450,927	50.0	$284,830	43.6	$(166,097)	(36.8)

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

The table below (in thousands, except percentage data) sets forth the changes in product revenue, product cost of goods sold and product gross profit for the periods indicated:

	Fiscal Year				Increase	
	2008	%*	2009	%*	(Decrease)	%**
Product revenue	$791,415	100.0	$547,522	100.0	$(243,893)	(30.8)
Product cost of goods sold	371,238	46.9	296,170	54.1	(75,068)	(20.2)
Product gross profit	$420,177	53.1	$251,352	45.9	$(168,825)	(40.2)

* Denotes % of product revenue

** Denotes % change from 2008 to 2009

The table below (in thousands, except percentage data) sets forth the changes in service revenue, service cost of goods sold and service gross profit (loss) for the periods indicated:

	Fiscal Year				Increase	
	2008	%*	2009	%*	(Decrease)	%**
Service revenue	$111,033	100.0	$105,107	100.0	$(5,926)	(5.3)
Service cost of goods sold	80,283	72.3	71,629	68.1	(8,654)	(10.8)
Service gross profit	$ 30,750	27.7	$ 33,478	31.9	$ 2,728	8.9

* Denotes % of service revenue

** Denotes % change from 2008 to 2009

The table below (in thousands, except percentage data) sets forth the changes in distribution of revenue for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2008	%*	2009	%*		
Optical service delivery	$731,260	81.0	$472,410	72.4	$(258,850)	(35.4)
Carrier Ethernet service delivery	60,155	6.7	75,112	11.5	14,957	24.9
Global network services	111,033	12.3	105,107	16.1	(5,926)	(5.3)
Total	$902,448	100.0	$652,629	100.0	$(249,819)	(27.7)

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

Revenue from sales to customers outside of the United States is reflected as International in the geographic distribution of revenue below. The table below (in thousands, except percentage data) sets forth the changes in geographic distribution of revenue for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2008	%*	2009	%*		
United States	$590,868	65.5	$419,405	64.3	$(171,463)	(29.0)
International	311,580	34.5	233,224	35.7	(78,356)	(25.1)
Total	$902,448	100.0	$652,629	100.0	$(249,819)	(27.7)

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

Certain customers each accounted for at least 10% of our revenue for the periods indicated (in thousands, except percentage data) as follows:

	Fiscal Year			
	2008	%*	2009	%*
AT&T	$227,737	25.2	$128,233	19.6
BT	113,981	12.6	n/a	—
Total	$341,718	37.8	$128,233	19.6

n/a Denotes revenue representing less than 10% of total revenue for the period

* Denotes % of total revenue

Revenue

- *Product revenue* decreased primarily due to a $258.9 million decrease in sales of our optical service delivery products. Lower optical service delivery revenue reflects decreases of $108.1 million in sales of core transport products, $104.8 million in sales of core switching products, and $46.5 million in sales of legacy data networking and metro transport products. This decline was partially offset by a $15.0 million increase in revenue from our carrier Ethernet service delivery products, reflecting a $34.7 million increase in sales of our switching and aggregation products and a $19.7 million decrease in sales of our broadband access products.
- *Services revenue* decreased due to a $10.9 million decrease in deployment services due to lower sales volume and installation activity. This decrease was partially offset by a $5.0 million increase in maintenance and support services.
- *United States revenue* decreased primarily due to a $180.8 million decrease in sales of our optical service delivery products. Lower optical service delivery revenue reflects decreases of $88.2 million in

sales of core transport products, $87.0 million in sales of core switching products, and $25.2 million in sales of legacy data networking and metro transport products. These decreases were partially offset by a $19.7 million increase in sales of CN 4200. Revenue from carrier Ethernet service delivery products increased by $10.5 million, reflecting a $30.3 million increase in sales of our switching and aggregation products, partially offset by a $19.8 million decrease in sales of our broadband access products.

- *International revenue* decreased primarily due to a $78.1 million decrease in sales of our optical service delivery products. This primarily reflects decreases of $21.3 million in sales of legacy data networking and metro transport products, $19.9 million in sales of core transport products, $19.2 million in sales of CN 4200, and $17.8 million in sales of core switching products. This decrease was partially offset by a $4.5 million increase in revenue from our carrier Ethernet service delivery products, primarily related to sales of our switching and aggregation products.

Gross profit

- *Gross profit as a percentage of revenue* decreased due to less favorable product and geographic mix, including fewer sales of core switching products as a percentage of total revenue, increased charges related to losses on committed customer sales contracts and higher charges relating to warranty. Gross profit as a percentage of revenue for fiscal 2008 reflects a $5.3 million increase in product cost of goods sold related to the revaluation of the acquired WWP inventory due to purchase accounting rules.
- *Gross profit on products as a percentage of product revenue* decreased due to less favorable product and geographic mix, including fewer sales of core switching products as a percentage of total revenue, increased charges related to losses on committed customer sales contracts and higher charges relating to warranty. Gross profit as a percentage of revenue for fiscal 2008 reflects a $5.3 million increase in product cost of goods sold related to the revaluation of the acquired WWP inventory due to purchase accounting rules.
- *Gross profit on services as a percentage of services revenue* increased due to higher sales of maintenance contracts as a percentage of services revenue. Services gross margin remains heavily dependent upon the mix of services in a given period and may fluctuate from quarter to quarter.

Operating expense

The table below (in thousands, except percentage data) sets forth the changes in operating expense for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2008	*%	2009	%*		
Research and development	$175,023	19.4	$190,319	29.2	$ 15,296	8.7
Selling and marketing	152,018	16.8	134,527	20.6	(17,491)	(11.5)
General and administrative	68,639	7.6	47,509	7.3	(21,130)	(30.8)
Amortization of intangible assets	32,264	3.6	24,826	3.8	(7,438)	(23.1)
Restructuring costs	1,110	0.1	11,207	1.7	10,097	909.6
Goodwill impairment	—	—	455,673	69.8	455,673	100.0
Total operating expenses	$429,054	47.5	$864,061	132.4	$435,007	101.4

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

- *Research and development* expense benefited by $5.3 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $15.3 million net increase principally reflects an increase in prototype expense of $15.4 million. Other increases include $5.4 million in facilities and information systems expense, $2.8 million in depreciation expense, and higher employee compensation cost of $0.6 million, including a $2.6 million increase in share-based compensation expense. These increases were partially offset by decreases of $4.8 million in consulting services expense, $2.7 million in technology related expenses and $0.8 million in travel expense.

- *Selling and marketing* expense benefited by $2.8 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $17.5 million net change reflects decreases of $7.8 million in employee compensation cost, $3.0 million in travel-related costs, $2.9 million in marketing program costs and $2.4 million in consulting services expense. These decreases were partially offset by a $1.2 million increase in facilities and information systems expense.

- *General and administrative* expense benefited by $0.5 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $21.1 million net change reflects decreases of $6.1 million in employee compensation cost, $4.1 million in consulting services expense, $1.7 million in facilities and information systems expense, and $0.7 million in technology-related expense. Expense for fiscal 2008 included $7.7 million associated with the settlement of patent litigation.

- *Amortization of intangible assets* costs decreased due to certain intangible assets reaching the end of their useful life and becoming fully amortized during fiscal 2009.

- *Restructuring costs* during fiscal 2009 was primarily related to a headcount reduction of approximately 200 employees, the closure of our Acton, Massachusetts research and development facility and revisions of estimates related to previously restructured facilities. Restructuring costs for fiscal 2008 principally reflects costs associated with a workforce reduction of 56 employees during the fourth quarter.

- *Goodwill impairment* was based on a combination of factors, including the macroeconomic conditions described above and a sustained decline in our common stock price and market capitalization below our net book value. These factors required Ciena to conduct an interim impairment assessment of goodwill during the second quarter of fiscal 2009. The conclusion of this assessment was the write-off of all goodwill remaining on our balance sheet, resulting in an impairment charge of $455.7 million in the second quarter of fiscal 2009.

Other items

The table below (in thousands, except percentage data) sets forth the changes in other items for the periods indicated:

	Fiscal Year				Increase	
	2008	*%	2009	%*	(Decrease)	%**
Interest and other income, net	$36,762	4.1	$ 9,487	1.5	$(27,275)	(74.2)
Interest expense	$12,927	1.4	$ 7,406	1.1	$ (5,521)	(42.7)
Realized loss due to impairment of marketable debt investments	$ 5,101	0.6	$ —	0.0	$ (5,101)	(100.0)
Loss on cost method investments	$ —	0.0	$ 5,328	0.8	$ 5,328	100.0
Gain on extinguishment of debt	$ 932	0.1	$ —	0.0	$ (932)	(100.0)
Provision (benefit) for income taxes	$ 2,645	0.3	$(1,324)	(0.2)	$ (3,969)	(150.1)

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

- *Interest and other income, net* decreased due to lower average cash and investment balances and lower interest rates. Lower cash balances primarily relate to the repayment at maturity of the $542.3 million principal outstanding on our 3.75% convertible notes during the first quarter of fiscal 2008 and our use of $210.0 million in cash consideration and related expenses associated with our acquisition of WWP in the second quarter of fiscal 2008.

- *Interest expense* decreased primarily due to the repayment of 3.75% convertible notes at maturity at the end of the first quarter of fiscal 2008.
- *Realized loss due to impairment of marketable debt investments* for fiscal 2008 reflects a loss related to commercial paper investments in SIV Portfolio plc (formerly known as Cheyne Finance plc) and Rhinebridge LLC, two structured investment vehicles (SIVs) that entered into receivership during the fourth quarter of fiscal 2007 and failed to make payment at maturity. These SIVs completed their restructuring activities during fiscal 2008 and, as of the end of the fiscal year, we no longer held these investments.
- *Loss on cost method investments* during fiscal 2009 was due to the decline in value of our investments in two privately held technology companies that were determined to be other-than-temporary.
- *Gain on extinguishment of debt* reflects our repurchase of $2.0 million in principal amount of our outstanding 0.25% convertible senior notes due May 1, 2013 in an open market transaction. We used $1.0 million of our cash to effect this repurchase, which resulted in a gain of approximately $0.9 million.
- *Provision for income taxes* decreased primarily due to refundable federal tax credits made available by recent economic stimulus tax law changes. Availability of refundable credits currently expires on December 31, 2009. We will continue to maintain a valuation allowance against nearly all net deferred tax assets until sufficient evidence exists to support a reversal. See "Critical Accounting Policies and Estimates — Deferred Tax Valuation Allowance" below for information relating to our deferred tax valuation allowance and the conditions required for its release.

Fiscal 2007 compared to Fiscal 2008

Revenue, cost of goods sold and gross profit

The table below (in thousands, except percentage data) sets forth the changes in revenue, cost of goods sold and gross profit for the periods indicated:

	Fiscal Year				Increase	
	2007	%*	2008	%*	(Decrease)	%**
Revenue:						
Products	$695,289	89.2	$791,415	87.7	$ 96,126	13.8
Services	84,480	10.8	111,033	12.3	26,553	31.4
Total revenue	779,769	100.0	902,448	100.0	122,679	15.7
Costs:						
Products	337,866	43.3	371,238	41.1	33,372	9.9
Services	79,634	10.2	80,283	8.9	649	0.8
Total cost of goods sold	417,500	53.5	451,521	50.0	34,021	8.1
Gross profit	$362,269	46.5	$450,927	50.0	$ 88,658	24.5

* Denotes % of total revenue

** Denotes % change from 2007 to 2008

The table below (in thousands, except percentage data) sets forth the changes in product revenue, product cost of goods sold and product gross profit for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
Product revenue	$695,289	100.0	$791,415	100.0	$96,126	13.8
Product cost of goods sold	337,866	48.6	371,238	46.9	33,372	9.9
Product gross profit	$357,423	51.4	$420,177	53.1	$62,754	17.6

* Denotes % of product revenue

** Denotes % change from 2007 to 2008

The table below (in thousands, except percentage data) sets forth the changes in service revenue, service cost of goods sold and service gross profit (loss) for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
Service revenue	$84,480	100.0	$111,033	100.0	$26,553	31.4
Service cost of goods sold	79,634	94.3	80,283	72.3	649	0.8
Service gross profit	$ 4,846	5.7	$ 30,750	27.7	$25,904	534.5

* Denotes % of service revenue

** Denotes % change from 2007 to 2008

The table below (in thousands, except percentage data) sets forth the changes in distribution of revenue for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
Optical service delivery	$645,159	82.8	$731,260	81.0	$ 86,101	13.3
Carrier Ethernet service delivery	50,129	6.4	60,155	6.7	10,026	20.0
Global network services	84,481	10.8	111,033	12.3	26,552	31.4
Total	$779,769	100.0	$902,448	100.0	$122,679	15.7

* Denotes % of total revenue

** Denotes % change from 2007 to 2008

Revenue from sales to customers outside of the United States is reflected as International in the geographic distribution of revenue below. The table below (in thousands, except percentage data) sets forth the changes in geographic distribution of revenue for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
United States	$553,582	71.0	$590,868	65.5	$ 37,286	6.7
International	226,187	29.0	311,580	34.5	85,393	37.8
Total	$779,769	100.0	$902,448	100.0	$122,679	15.7

* Denotes % of total revenue

** Denotes % change from 2007 to 2008

Certain customers each accounted for at least 10% of our revenue for the periods indicated (in thousands, except percentage data) as follows:

	Fiscal Year			
	2007	%*	2008	%*
AT&T	$196,924	25.3	$227,737	25.2
BT	n/a	—	113,981	12.6
Sprint	100,122	12.8	n/a	—
Total	$297,046	38.1	$341,718	37.8

n/a Denotes revenue representing less than 10% of total revenue for the period

* Denotes % of total revenue

Revenue

- *Product revenue* increased primarily due to an $86.1 million increase in sales of our optical service delivery products. Increased optical service delivery revenue reflects increases of $67.9 million in sales of CN 4200 and $52.6 million in sales of core switching products. These increases were offset by decreases of $17.7 million in sales of core transport products and $16.7 million in sales of legacy data networking and metro transport products. We believe that our optical service delivery revenue during fiscal 2008 benefited from increasing network capacity requirements and customer transition to more efficient and economical network architectures. In particular, sales of our core switching products benefited from an expansion in mesh-style optical networks. Revenue from our carrier Ethernet service delivery products increased by $10.0 million, reflecting the addition of $24.4 million in sales related to service delivery and aggregation switches from our acquisition of WWP. This increase offset a $14.6 million reduction in revenue from our broadband access products.

- *Services revenue* increased primarily due to a $15.1 million increase in deployment services and a $9.7 million increase in maintenance and support services, reflecting higher sales volume and increased installation activity.

- *United States revenue* increased primarily due to a $15.0 million increase in sales of optical service delivery products. Increased optical service delivery revenue reflects a $38.8 million increase in sales of CN 4200 and a $22.5 million increase in sales of core switching products. These increases were partially offset by a $23.6 million decrease in sales of core transport products and a $22.7 million decrease in sales of legacy data networking and metro transport products. Revenue from carrier Ethernet service delivery products increased by $5.2 million, reflecting the addition of $19.5 million in sales of products derived from our WWP acquisition. This increase offset a $14.6 million reduction in revenue from our broadband access products. In addition, U.S. revenue benefited from a $17.0 million increase in services revenue.

- *International revenue* increased primarily due to a $71.1 million increase in sales of our optical service delivery products. This primarily reflects increases of $30.1 million in sales of core switching products, $29.1 million in sales of CN 4200 and $5.9 million in sales of core transport products. International revenue also benefited from a $4.8 million increase in carrier Ethernet service delivery revenue and a $9.6 million increase in services revenue.

Gross profit

- *Gross profit as a percentage of revenue* increased due to significant improvements in services gross margin, product cost reductions and favorable product mix.

- *Gross profit on products as a percentage of product revenue* increased primarily due to significant product cost reductions and improved manufacturing efficiencies as a result of consolidation efforts relating to our supply chain and our increased use of lower cost contract manufacturers and suppliers in

Asia. Improved gross margin also benefited from a favorable product mix. This improvement was partially offset by the effect on product costs of goods sold of $5.3 million in costs related to the revaluation of the acquired WWP inventory.

- *Gross profit on services as a percentage of services revenue* increased significantly due to improved deployment efficiencies.

Operating expense

The table below (in thousands, except percentage data) sets forth the changes in operating expense for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
Research and development	$127,296	16.3	$175,023	19.4	$ 47,727	37.5
Selling and marketing	118,015	15.1	152,018	16.8	34,003	28.8
General and administrative	50,248	6.4	68,639	7.6	18,391	36.6
Amortization of intangible assets	25,350	3.3	32,264	3.6	6,914	27.3
Restructuring (recoveries) costs	(2,435)	(0.3)	1,110	0.1	3,545	(145.6)
Gain on lease settlement	(4,871)	(0.6)	—	—	4,871	(100.0)
Total operating expenses	$313,603	40.2	$429,054	47.5	$115,451	36.8

* Denotes % of total revenue

** Denotes % change from 2007 to 2008

- *Research and development* expense increased due to higher employee compensation cost of $29.5 million, including a $3.6 million increase in share-based compensation expense, primarily reflecting increased headcount. Other increases included $7.3 million in consulting expense, $7.0 million in non-capitalized development tools and software maintenance support, and $2.4 million in depreciation expense.

- *Selling and marketing* expense increased primarily due a $19.4 million increase in employee compensation cost, including a $4.1 million increase in share-based compensation expense, primarily reflecting increased headcount. Other increases included $3.1 million in travel and entertainment expense, $2.5 million of demonstration equipment, $2.1 million in marketing programs, $2.1 million in facilities and information systems expense and $1.7 million in consulting expense.

- *General and administrative* expense increased due to higher employee compensation cost of $7.6 million, including a $2.1 million increase in share-based compensation expense, primarily reflecting increased headcount. In addition, legal expense increased by $5.8 million, reflecting increased patent litigation settlement costs. Fiscal 2008 expense also reflects a $3.3 million increase in facilities and information systems expense.

- *Amortization of intangible assets* costs increased due to the purchase of intangible assets associated with our acquisition of WWP. See Note 2 to the Consolidated Financial Statements in Item 8 of Part II of this report for additional information related to purchased intangible assets.

- *Restructuring (recoveries) costs* for fiscal 2008 principally reflect costs associated with a workforce reduction of 56 employees during the fourth quarter. For fiscal 2007, recoveries primarily reflect adjustments related to the return to use of previously restructured facilities.

- *Gain on lease settlement* for fiscal 2007 was related to the termination of lease obligations for our former San Jose, CA facilities. During fiscal 2007, we paid $53.0 million in connection with the settlement of these lease obligations. This transaction resulted in a gain on lease settlement of approximately $4.9 million by eliminating the remaining unfavorable lease commitment balance of

$34.9 million and reducing our restructuring liabilities by $23.5 million, offset by approximately $0.5 million of other expenses.

Other items

The table below (in thousands, except percentage data) sets forth the changes in other items for the periods indicated:

	Fiscal Year				Increase (Decrease)	%**
	2007	%*	2008	%*		
Interest and other income, net	$76,483	9.8	$36,762	4.1	$(39,721)	(51.9)
Interest expense	$26,996	3.5	$12,927	1.4	$(14,069)	(52.1)
Realized loss due to impairment of marketable debt investments	$13,013	1.7	$ 5,101	0.6	$ (7,912)	(60.8)
Gain on extinguishment of debt	$ —	—	$ 932	0.1	$ 932	100.0
Gain on equity investments, net	$ 592	0.1	$ —	—	$ (592)	(100.0)
Provision for income taxes	$ 2,944	0.4	$ 2,645	0.3	$ (299)	(10.2)

* Denotes % of total revenue

** Denotes % change from 2007 to 2008

- *Interest and other income, net* decreased due to lower average cash and investment balances resulting from the repayment at maturity of the $542.3 million principal outstanding on our 3.75% convertible notes during the first quarter of fiscal 2008 and use of $210.0 million in cash consideration and acquisition-related expenses associated with our acquisition of WWP in the second quarter of fiscal 2008. Interest income was also significantly affected by lower interest rates on investment balances.

- *Interest expense* decreased primarily due to the repayment of 3.75% convertible notes at maturity at the end of the first quarter of fiscal 2008. This decrease was slightly offset by the interest associated with our June 11, 2007 issuance of $500.0 million in 0.875% convertible senior notes.

- *Realized loss due to impairment of marketable debt investments* reflects losses related to commercial paper investments in SIV Portfolio plc (formerly known as Cheyne Finance plc) and Rhinebridge LLC, two structured investment vehicles (SIVs) that entered into receivership during the fourth quarter of fiscal 2007 and failed to make payment at maturity.

- *Gain on extinguishment of debt* reflects our repurchase of $2.0 million in principal amount of our outstanding 0.25% convertible senior notes due May 1, 2013 in an open market transaction. We used $1.0 million of our cash to effect this repurchase, which resulted in a gain of approximately $0.9 million.

- *Gain on equity investments, net* during fiscal 2007 was related to a final payment from the sale of a privately held technology company in which we held a minority equity investment.

- *Provision for income taxes* was primarily attributable to foreign tax related to our foreign operations and recognition of domestic deferred tax assets from prior acquisitions. Federal tax is largely offset, except for any alternative minimum tax, by recognizing deferred tax assets that were previously reserved against by a valuation allowance.

Liquidity and Capital Resources

At October 31, 2009, our principal sources of liquidity were cash and cash equivalents, and short-term investments. During the second quarter of fiscal 2009, we reallocated our previous short and long-term investments principally into U.S. treasuries. As a result, at October 31, 2009, short-term and long term investments principally represent U.S. treasuries. The following table summarizes our cash and cash equivalents and investments (in thousands):

	October 31, 2008	October 31, 2009	Increase (Decrease)
Cash and cash equivalents	$ 550,669	$ 485,705	$ (64,964)
Short-term investments in marketable debt securities	366,336	563,183	196,847
Long-term investments in marketable debt securities	156,171	8,031	(148,140)
Total cash and cash equivalents and investments in marketable debt securities	$1,073,176	$1,056,919	$ (16,257)

The decrease in total cash and cash equivalents and investments in marketable debt securities during fiscal 2009 was primarily related to the purchase of capital assets, slightly offset by cash generated from operating activities described in "Operating Activities" below. Based on past performance and current expectations, we believe that our cash and cash equivalents, investments in marketable debt securities and cash generated from operations will satisfy our working capital needs, capital expenditures, payment of the cash consideration for our pending acquisition of Nortel's MEN assets, acquisition-related costs, integration costs, and other liquidity requirements associated with our existing operations through at least the next 12 months.

The following sections review the significant activities that had an impact on our cash during fiscal 2009.

Operating Activities

The following tables set forth (in thousands) components of our $7.4 million of cash generated by operating activities for fiscal 2009:

Net loss

	Year Ended October 31, 2009
Net loss	$(581,154)

Our net loss for fiscal 2009 included the significant non-cash items summarized in the following table (in thousands):

	Year Ended October 31, 2009
Depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements	$ 21,933
Goodwill impairment	455,673
Share-based compensation costs	34,438
Amortization of intangible assets	31,429
Provision for inventory excess and obsolescence	15,719
Provision for warranty	19,286
Total significant non-cash charges	$578,478

Accounts Receivable, Net

Cash generated by accounts receivable, net of allowance for doubtful accounts receivable, was $20.1 million from the end of fiscal 2008 through the end of fiscal 2009. Our days sales outstanding (DSOs) increased from 55 days for fiscal 2008 to 65 days for fiscal 2009.

The following table sets forth (in thousands) changes to our accounts receivable, net of allowance for doubtful accounts receivable, from the end of fiscal 2008 through the end of fiscal 2009:

	October 31, 2008	October 31, 2009	Increase (Decrease)
Accounts receivable, net	$138,441	$118,251	$(20,190)

Inventory

Cash consumed by inventory for fiscal 2009 was $10.4 million. Our inventory turns decreased from 4.0 for fiscal 2008 to 3.4 for fiscal 2009.

During fiscal 2009, changes in inventory reflect a $15.7 million reduction related to a non-cash provision for excess and obsolescence.

The following table sets forth (in thousands) changes to the components of our inventory from the end of fiscal 2008 through the end of fiscal 2009:

	October 31, 2008	October 31, 2009	Increase (Decrease)
Raw materials	$ 19,044	$ 19,694	$ 650
Work-in-process	1,702	1,480	(222)
Finished goods	95,963	90,914	(5,049)
Gross inventory	116,709	112,088	(4,621)
Provision for inventory excess and obsolescence	(23,257)	(24,002)	(745)
Inventory	$ 93,452	$ 88,086	$(5,366)

Accounts payable, accruals and other obligations

Cash generated by accounts payable, accruals and other obligations during fiscal 2009 was $2.9 million. Between 2008 and 2009, the change in unpaid equipment purchases was $0.8 million. Changes in accrued liabilities in the table below reflect non-cash provisions of $19.3 million related to warranties.

The following table sets forth (in thousands) changes in our accounts payable, accruals and other obligations from the end of fiscal 2008 through the end of fiscal 2009:

	October 31, 2008	October 31, 2009	Increase (Decrease)
Accounts payable	$ 44,761	$ 53,104	$ 8,343
Accrued liabilities	96,143	103,349	7,206
Restructuring liabilities	4,225	9,605	5,380
Other long-term obligations	8,089	8,554	465
Accounts payable and accruals	$153,218	$174,612	$21,394

Interest Payable on Convertible Notes

We paid the final $10.2 million interest payment on our 3.75% convertible notes, due February 1, 2008, during fiscal 2008.

Interest on our outstanding 0.25% convertible senior notes, due May 1, 2013, is payable on May 1 and November 1 of each year. We paid $0.4 million in interest on our 0.25% convertible notes during fiscal 2009.

Interest on our outstanding 0.875% convertible senior notes, due June 15, 2017, is payable on June 15 and December 15 of each year. We paid $4.3 million in interest on our 0.875% convertible notes during fiscal 2009.

The indentures governing our outstanding convertible notes do not contain any financial covenants. The indentures provide for customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. For additional information about our convertible notes, see Note 14 to our Consolidated Financial Statements included in Item 8 of Part II of this report.

The following table reflects (in thousands) the balance of interest payable and the change in this balance from the end of fiscal 2008 through the end of fiscal 2009.

	October 31,		Increase (Decrease)
	2008	2009	
Accrued interest payable	$1,683	$2,045	$362

Deferred revenue

Deferred revenue increased by $1.5 million during fiscal 2009. Product deferred revenue represents payments received in advance of shipment and payments received in advance of our ability to recognize revenue. Services deferred revenue is related to payment for service contracts that will be recognized over the contract term. The following table reflects (in thousands) the balance of deferred revenue and the change in this balance from the end of fiscal 2008 through the end of fiscal 2009:

	October 31,		Increase (Decrease)
	2008	2009	
Products	$13,061	$11,998	$(1,063)
Services	61,366	63,935	2,569
Total deferred revenue	$74,427	$75,933	$ 1,506

Investing Activities

During fiscal 2009, we had purchases, net of sales and maturities, of approximately $46.0 million of available for sale securities. Investing activities also included the purchase of approximately $24.1 million in equipment. At the end of fiscal 2009, we had outstanding accounts payable for equipment of $1.5 million, which represents a reduction of $0.8 million from the end of fiscal 2008.

Contractual Obligations

On November 23, 2009 we announced that we had been selected as the successful bidder in the auction of substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business. In accordance with the definitive purchase agreements, as amended, we have agreed to pay $530 million in cash and issue $239 million in aggregate principal amount of 6% Senior Convertible notes due in 2017 for a total consideration of $769 million for the assets. See Note 22 to our Consolidated Financial Statements in Item 8 of Part II of this report for more information regarding the pending acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business and the terms of the notes.

The following is a summary of our future minimum payments under contractual obligations as of October 31, 2009 (in thousands):

	Total	Less Than One Year	One to Three Years	Three to Five Years	Thereafter
Interest due on convertible notes	$ 37,980	$ 5,120	$10,240	$ 9,495	$ 13,125
Principal due at maturity on convertible notes	798,000	—	—	298,000	500,000
Operating leases(1)	62,199	14,449	22,915	14,925	9,910
Purchase obligations(2)	79,631	79,631	—	—	—
Total(3)	$977,810	$99,200	$33,155	$322,420	$523,035

(1) The amount for operating leases above does not include insurance, taxes, maintenance and other costs required by the applicable operating lease. These costs are variable and are not expected to have a material impact.

(2) Purchase obligations relate to purchase order commitments to our contract manufacturers and component suppliers for inventory. In certain instances, we are permitted to cancel, reschedule or adjust these orders. Consequently, only a portion of the amount reported above relates to firm, non-cancelable and unconditional obligations.

(3) As of October 31, 2009, we had approximately $6.1 million of other long-term obligations in our consolidated balance sheet for unrecognized tax positions that are not included in this table because the periods of cash settlement with the respective tax authority cannot be reasonably estimated.

Some of our commercial commitments, including some of the future minimum payments set forth above, are secured by standby letters of credit. The following is a summary of our commercial commitments secured by standby letters of credit by commitment expiration date as of October 31, 2009 (in thousands):

	Total	Less Than One Year	One to Three Years	Three to Five Years	Thereafter
Standby letters of credit	$24,762	$22,600	$1,458	$704	$—

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing arrangements. In particular, we do not have any equity interests in so-called limited purpose entities, which include special purpose entities (SPEs) and structured finance entities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we reevaluate our estimates, including those related to bad debts, inventories, investments, intangible assets, goodwill, income taxes, warranty obligations, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Among other things, these estimates form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To the extent that there are material differences between our estimates and actual results, our consolidated financial statements will be affected.

We believe that the following critical accounting policies reflect those areas where significant judgments and estimates are used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectibility is reasonably assured. Customer purchase agreements and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Revenue for maintenance services is generally deferred and recognized ratably over the period during which the services are to be performed.

Some of our communications networking equipment is integrated with software that is essential to the functionality of the equipment. Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Arrangements with customers may include multiple deliverables, including any combination of equipment, services and software. If multiple element arrangements include software or software-related elements that are essential to the equipment, we allocate the arrangement fee to those separate units of accounting. Multiple element arrangements that include software are separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence of the fair value of the undelivered element(s), and general revenue recognition criteria related to the delivered element(s) have been met. The amount of product and services revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of revenue recognition. For all other deliverables, we separate the elements into more than one unit of accounting if the delivered element(s) have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered element(s), and delivery of the undelivered element(s) is probable and substantially within our control. Revenue is allocated to each unit of accounting based on the relative fair value of each accounting unit or using the residual method if objective evidence of fair value does not exist for the delivered element(s). The revenue recognition criteria described above are applied to each separate unit of accounting. If these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

Our total deferred revenue for products was $13.0 million and $12.0 million as of October 31, 2008 and October 31, 2009, respectively. Our services revenue is deferred and recognized ratably over the period during which the services are to be performed. Our total deferred revenue for services was $61.4 million and $63.9 million as of October 31, 2008 and October 31, 2009, respectively.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant. We estimate the fair value of each option-based award on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option's expected life and the price volatility of the underlying stock. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. Because we considered our options to be "plain vanilla," we calculated the expected term using the simplified method for fiscal 2007. Options are considered to be "plain vanilla" if they have the following basic characteristics: they are granted "at-the-money;" exercisability is conditioned upon service through the vesting date; termination of service prior to vesting results in forfeiture; there is a limited exercise period following termination of service; and the options are non-transferable and non-hedgeable. Beginning in fiscal 2008 we gathered more detailed historical information about specific exercise behavior of our grantees, which we used to determine expected term. We considered the implied volatility and historical volatility of our stock price in determining our expected volatility, and, finding both to be equally reliable, determined that a combination of both measures would result in the best estimate of expected volatility. We recognize the estimated fair value of option-based awards, net of estimated forfeitures, as share-based compensation expense on a straight-line basis over the requisite service period.

We estimate the fair value of our restricted stock unit awards based on the fair value of our common stock on the date of grant. Our outstanding restricted stock unit awards are subject to service-based vesting conditions and/or performance-based vesting conditions. We recognize the estimated fair value of service-based awards, net of estimated forfeitures, as share-based expense ratably over the vesting period on a straight-line basis. Awards with performance-based vesting conditions require the achievement of certain financial or other performance criteria or targets as a condition to the vesting, or acceleration of vesting. We recognize the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based expense over the performance period, using graded vesting, which considers each performance period or tranche separately, based upon our determination of whether it is probable that the performance targets will be achieved. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment, and the estimate of expense may be revised periodically based on changes in the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized against that goal, and, to the extent previously recognized, compensation cost is reversed.

Because share-based compensation expense is based on awards that are ultimately expected to vest, the amount of expense takes into account estimated forfeitures. We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in these estimates and assumptions can materially affect the measure of estimated fair value of our share-based compensation. See Note 18 to our Consolidated Financial Statements in Item 8 of Part II of this report for information regarding our assumptions related to share-based compensation and the amount of share-based compensation expense we incurred for the periods covered in this report. As of October 31, 2009, total unrecognized compensation expense was: (i) $11.9 million, which relates to unvested stock options and is expected to be recognized over a weighted-average period of 1.0 year; and (ii) $42.1 million, which relates to unvested restricted stock units and is expected to be recognized over a weighted-average period of 1.2 years.

We recognize windfall tax benefits associated with the exercise of stock options or release of restricted stock units directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by us upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that we had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law "with-and-without" method. Under the with-and-without method, the windfall is considered realized and recognized for financial statement purposes only when an incremental benefit is provided after considering all other tax benefits including our net operating losses. The with-and-without method results in the windfall from share-based compensation awards always being effectively the last tax benefit to be considered. Consequently, the windfall attributable to share-based compensation will not be considered realized in instances where our net operating loss carryover (that is unrelated to windfalls) is sufficient to offset the current year's taxable income before considering the effects of current-year windfalls.

Reserve for Inventory Obsolescence

We make estimates about future customer demand for our products when establishing the appropriate reserve for excess and obsolete inventory. We write down inventory that has become obsolete or unmarketable by an amount equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Inventory write downs are a component of our product cost of goods sold. Upon recognition of the write down, a new lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We recorded charges for excess and obsolete inventory of $18.3 million and $15.7 million in fiscal 2008 and 2009, respectively. These charges were primarily related to excess inventory due to a change in forecasted product sales. In an effort to limit our exposure to delivery delays and to satisfy customer needs we purchase inventory based on forecasted sales across our product lines. In addition, part of our research and development strategy is to promote the convergence of similar features and functionalities across our product lines. Each of these practices exposes us to the risk that our customers will not order products for which we have forecasted sales, or will purchase less than we have forecasted. Historically, we have experienced write downs due to changes in strategic direction, discontinuance of a product and declines in market conditions. If actual market conditions worsen or differ from those we have assumed, if there is a sudden and significant decrease in demand for our products, or if there is a higher incidence of inventory obsolescence due to a rapid change in technology, we may be required to take additional inventory write-downs, and our gross margin could be adversely affected. Our inventory net of allowance for excess and obsolete was $93.5 million and $88.1 as of October 31, 2008 and October 31, 2009, respectively.

Restructuring

As part of our restructuring costs, we provide for the estimated cost of the net lease expense for facilities that are no longer being used. The provision is equal to the fair value of the minimum future lease payments under our contracted lease obligations, offset by the fair value of the estimated sublease payments that we may receive. As of October 31, 2009, our accrued restructuring liability related to net lease expense and other related charges was $9.4 million. The total minimum lease payments for these restructured facilities are $14.5 million. These lease payments will be made over the remaining lives of our leases, which range from sixteen months to ten years. If actual market conditions are different than those we have projected, we will be required to recognize additional restructuring costs or benefits associated with these facilities.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts receivable is based on management's assessment, on a specific identification basis, of the collectibility of customer accounts. We perform ongoing credit evaluations of our customers and generally have not required collateral or other forms of security from customers. In determining the appropriate balance for our allowance for doubtful accounts receivable, management considers each individual customer account receivable in order to determine collectibility. In doing so, we consider creditworthiness, payment history, account activity and communication with such customer. If a customer's financial condition changes, or if actual defaults are higher than our historical experience, we may be required to take a charge for an allowance for doubtful accounts receivable which could have an adverse impact on our results of operations. Our accounts receivable net of allowance for doubtful accounts was $138.4 million and $118.3 as of October 31, 2008 and October 31, 2009, respectively. Our allowance for doubtful accounts as of October 31, 2008 and October 31, 2009 was $0.1 million.

Goodwill

As discussed in "Overview" above, during the second quarter of fiscal 2009, we conducted an interim impairment assessment that resulted in the write-off of all goodwill remaining on our balance sheet. As a result, as of October 31, 2008 and October 31, 2009, our consolidated balance sheet included $455.7 million and $0 in goodwill, respectively.

Goodwill represents the excess purchase price over amounts assigned to tangible or identifiable intangible assets acquired and liabilities assumed from our acquisitions. We test goodwill for impairment on an annual basis, which we have determined to be the last business day of fiscal September each year. We also test goodwill for impairment between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. The first step is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. A non-cash goodwill impairment charge would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results would be materially adversely affected in such period.

We determine the fair value of our single reporting unit to be equal to our market capitalization plus a control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 10-day period before and a 10-day period after each assessment date. We use this 20-day duration to consider inherent market fluctuations that may affect any individual closing price. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium — which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to our company — to our market capitalization.

Interim Impairment Assessment — Fiscal 2009

Based on a combination of factors, including the macroeconomic conditions described above and a sustained decline in our common stock price and market capitalization below our net book value, we conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. When we performed the step one fair value comparison during the second quarter of fiscal 2009, our market capitalization was $721.8 million and our carrying value, including goodwill, was $949.0 million. We applied a 25% control premium to market capitalization to determine a fair value of $902.2 million. Because step one indicated that the fair value was less than our carrying value, we performed the step two analysis. Under the step two analysis, the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The implied fair value of the reporting unit's goodwill was determined to be $0, and, as a result, we recorded a goodwill impairment of $455.7 million, representing the full carrying value of the goodwill.

Long-lived Assets (excluding goodwill)

Our long-lived assets, excluding goodwill, include: equipment, furniture and fixtures; finite-lived intangible assets; and maintenance spares. As of October 31, 2008 and 2009 these assets totaled $182.3 million and $154.7 million, net, respectively. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows. Our long-lived assets are part of a single reporting unit which represents the lowest level for which we identify cash flows.

Due to effects on our business of difficult macroeconomic conditions, during fiscal 2009 we experienced order delays, lengthening sales cycles and slowing deployments. As a result of these conditions, we performed an impairment analysis of all our long-lived assets during the second quarter of fiscal 2009. Valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products that involve new technologies and uncertainties around customer acceptance of new products. These and other assumptions are used to forecast future, undiscounted cash flows. Based on our estimate of future, undiscounted cash flows as of April 30, 2009, no impairment was required. If actual market conditions differ or our forecasts change, we may be required to record a non-cash impairment charge related to long-lived assets in future periods. Such charges would have the effect of decreasing our earnings or increasing our losses in such period.

Investments

We have an investment portfolio comprised of marketable debt securities which are comprised of U.S. government obligations. The value of these securities is subject to market volatility for the period we hold these investments and until their sale or maturity. We recognize losses when we determine that declines in the fair value of our investments, below their cost basis, are other-than-temporary. In determining whether a decline in fair value is other-than-temporary, we consider various factors including market price (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than our cost basis, and our intent and ability to hold the investment until maturity or for a period of time sufficient to allow for any anticipated recovery in market value. We make significant judgments in considering these factors. If we judge that a decline in fair value is other-than-temporary, the investment is valued at the current fair value, and we would incur a loss equal to the decline, which could materially adversely affect our profitability and results of operations.

As of October 31, 2009, we held a minority investment of $0.9 million in a privately held technology company that is reported in other assets. The market for technologies or products manufactured by this company is in the early stage and markets may never materialize or become significant. This investment is inherently high risk and we could lose our entire investment. We monitor this investment for impairment and make appropriate reductions in carrying value when necessary. If market conditions, the expected financial performance, or the competitive position of this company deteriorates, we may be required to record a non-cash charge in future periods due to an impairment of the value of our investment.

During fiscal 2009, we recorded losses of $5.3 million related to a decline in value, determined to be other-than temporary, associated with two of our investments in privately held technology companies. One of the privately held companies was purchased by a publicly traded entity. As a result, this investment is now recorded as a trading security.

Deferred Tax Valuation Allowance

As of October 31, 2009, we have recorded a valuation allowance offsetting nearly all our net deferred tax assets of $1.2 billion. When measuring the need for a valuation allowance, we assess both positive and negative evidence regarding the realizability of these deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carryforwards, applicable tax rates, transfer pricing methodologies and tax planning strategies. The valuation allowance is reviewed quarterly and is maintained until sufficient positive evidence exists to support a reversal. Because evidence such as our operating results during the most recent three-year period is afforded more weight than forecasted results for future periods, our cumulative loss during this three-year period represents sufficient negative evidence regarding the need for nearly a full valuation allowance. We will release this valuation allowance when management determines that it is more likely than not that our deferred tax assets will be realized. Any future release of valuation allowance may be recorded as a tax benefit increasing net income or as an adjustment to paid-in capital, based on tax ordering requirements.

Uncertain Tax Positions

Ciena accounts for uncertainty in income tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. As of October 31, 2009, we had $1.3 million and $6.1 million recorded as current and long-term obligations, respectively, related to uncertain tax positions. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Warranty

Our liability for product warranties, included in other accrued liabilities, was $37.3 million and $40.2 million as of October 31, 2008 and October 31, 2009, respectively. Our products are generally covered by a warranty for periods ranging from one to five years. We accrue for warranty costs as part of our cost of goods sold based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends and the cost to support the customer cases within the warranty period. The provision for product warranties was $15.3 million and $19.3 million for fiscal 2008 and 2009, respectively. The provision for warranty claims may fluctuate on a quarterly basis depending upon the mix of products and customers in that period. If actual product failure rates, material replacement costs, service or labor costs differ from our estimates, revisions to the estimated warranty provision would be required. An increase in warranty claims or the related costs associated with satisfying these warranty obligations could increase our cost of sales and negatively affect our gross margin.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. A loss is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether any accruals should be adjusted and whether new accruals are required.

Effects of Recent Accounting Pronouncements

See Note 1 to our Consolidated Financial Statements in Item 8 of Part II of this report for information relating to our discussion of the effects of recent accounting pronouncements.

Unaudited Quarterly Results of Operations

The tables below (in thousands, except per share data) set forth the operating results represented by certain items in our consolidated statements of operations for each of the eight quarters in the period ended October 31, 2009. This information is unaudited, but in our opinion reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair statement of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

	Jan. 31, 2008	Apr. 30, 2008	Jul. 31, 2008	Oct. 31, 2008	Jan. 31, 2009	Apr. 30, 2009	Jul. 31, 2009	Oct. 31, 2009
Revenue:								
Products	$201,790	$216,181	$223,661	$149,783	$139,717	$ 118,849	$139,903	$149,053
Services	25,626	26,018	29,518	29,871	27,683	25,352	24,855	27,217
Total Revenue	227,416	242,199	253,179	179,654	167,400	144,201	164,758	176,270
Cost of goods sold:								
Products	91,387	96,041	107,953	75,857	76,367	65,419	72,842	81,542
Services	19,460	18,562	19,595	22,666	19,190	18,062	17,251	17,126
Total costs of goods sold	110,847	114,603	127,548	98,523	95,557	83,481	90,093	98,668
Gross profit	116,569	127,596	125,631	81,131	71,843	60,720	74,665	77,602
Operating expenses:								
Research and development	35,444	44,628	47,809	47,142	46,700	49,482	44,442	49,695
Selling and marketing	33,608	38,591	39,440	40,379	33,819	33,295	31,468	35,945
General and administrative	22,628	16,650	14,758	14,603	11,585	12,615	11,524	11,785
Amortization of intangible assets	6,470	8,760	8,671	8,363	6,404	6,224	6,224	5,974
Restructuring costs	—	—	—	1,110	76	6,399	3,941	791
Goodwill impairment	—	—	—	—	—	455,673	—	—
Total operating expenses	98,150	108,629	110,678	111,597	98,584	563,688	97,599	104,190
Income (loss) from operations	18,419	18,967	14,953	(30,466)	(26,741)	(502,968)	(22,934)	(26,588)
Interest and other income, net	19,082	8,487	5,342	3,851	4,660	3,508	999	320
Interest expense	(7,358)	(1,861)	(1,855)	(1,853)	(1,844)	(1,852)	(1,856)	(1,854)
Realized gain (loss) due to impairment of marketable debt investments	—	—	(5,114)	13	—	—	—	—
Loss on cost method investments	—	—	—	—	(565)	(2,570)	(2,193)	—
Gain on extinguishment of debt	—	—	—	932	—	—	—	—
Income (loss) before income taxes	30,143	25,593	13,326	(27,523)	(24,490)	(503,882)	(25,984)	(28,122)
Provision (benefit) for income tax	1,336	1,833	1,603	(2,127)	341	(672)	470	(1,463)
Net income (loss)	$ 28,807	$ 23,760	$ 11,723	$(25,396)	$(24,831)	$(503,210)	$(26,454)	$(26,659)
Basic net income (loss) per common share	$ 0.33	$ 0.27	$ 0.13	$ (0.28)	$ (0.27)	$ (5.53)	$ (0.29)	$ (0.29)
Diluted net income (loss) per potential common share	$ 0.28	$ 0.23	$ 0.12	$ (0.28)	$ (0.27)	$ (5.53)	$ (0.29)	$ (0.29)
Weighted average basic common shares outstanding	86,910	89,102	90,216	90,413	90,620	90,932	91,364	91,758
Weighted average dilutive potential common shares outstanding	109,009	110,770	111,681	90,413	90,620	90,932	91,364	91,758

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Sensitivity. We maintain a short-term and long-term investment portfolio. See Notes 5 and 6 to the Consolidated Financial Statements in Item 8 of Part II of this report for information relating to these investments and their fair value. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percentage points from current levels, the fair value of the portfolio would decline by approximately $20.5 million.

Foreign Currency Exchange Risk. As a global concern, we face exposure to adverse movements in foreign currency exchange rates. Because our sales are primarily denominated in U.S. dollars, the impact of foreign currency fluctuations on revenue has not been material. Our primary exposures to foreign currency exchange risk are related to non-U.S. dollar denominated operating expense in Canadian Dollars ("CAD"), British Pounds ("GBP"), Euros ("EUR") and Indian Rupees ("INR"). During fiscal 2009, approximately 79% of our operating expense, exclusive of our goodwill impairment and restructuring costs, was U.S. dollar denominated.

To reduce variability in non-U.S. dollar denominated operating expense, we have previously entered into foreign currency forward contracts and may do so in the future. We utilize these derivatives to partially offset our market exposure to fluctuations in certain foreign currencies. These derivatives are designated as cash flow hedges and typically have maturities of less than one year. Ciena's foreign currency forward contracts were fully matured as of October 31, 2009. The effective portion of the derivative's gain or loss was initially reported as a component of accumulated other comprehensive income (loss) and, upon occurrence of the forecasted transaction, was subsequently reclassified into the operating expense line item to which the hedged transaction related. We recorded the ineffectiveness of the hedging instruments in interest and other income, net on our consolidated statements of operations.

Favorable foreign exchange translations, net of hedging, benefited total research and development, sales and marketing, and general and administrative expenses by approximately $9.9 million for fiscal 2009 compared to fiscal 2008. This favorable foreign exchange translation was due to the relative strength of the U.S. dollar in relation to the previous year. These foreign currency forward contracts were not designed to provide foreign currency protection over the long-term. In designing a specific approach, we considered several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular instrument, and potential effectiveness. As of October 31, 2009, there were no outstanding foreign currency forward contracts.

As of October 31, 2009, our assets and liabilities related to non-dollar denominated currencies were primarily related to intercompany payables and receivables. We do not enter into foreign exchange forward or option contracts for speculative or trading purposes.

Item 8. ***Financial Statements and Supplementary Data***

The following is an index to the consolidated financial statements:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Ciena Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Ciena Corporation and its subsidiaries (the "Company") at October 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
December 21, 2009

CIENA CORPORATION

CONSOLIDATED BALANCE SHEETS

	October 31, 2008	October 31, 2009
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 550,669	$ 485,705
Short-term investments	366,336	563,183
Accounts receivable, net	138,441	118,251
Inventories	93,452	88,086
Prepaid expenses and other	35,888	50,537
Total current assets	1,184,786	1,305,762
Long-term investments	156,171	8,031
Equipment, furniture and fixtures, net	59,967	61,868
Goodwill	455,673	—
Other intangible assets, net	92,249	60,820
Other long-term assets	75,748	67,902
Total assets	$ 2,024,594	$ 1,504,383
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 44,761	$ 53,104
Accrued liabilities	96,143	103,349
Restructuring liabilities	1,668	1,811
Deferred revenue	36,767	40,565
Total current liabilities	179,339	198,829
Long-term deferred revenue	37,660	35,368
Long-term restructuring liabilities	2,557	7,794
Other long-term obligations	8,089	8,554
Convertible notes payable	798,000	798,000
Total liabilities	1,025,645	1,048,545
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — par value $0.01; 20,000,000 shares authorized; zero shares issued and outstanding	—	—
Common stock — par value $0.01; 290,000,000 shares authorized; 90,470,803 and 92,038,360 shares issued and outstanding	905	920
Additional paid-in capital	5,629,498	5,665,028
Accumulated other comprehensive income (loss)	(1,275)	1,223
Accumulated deficit	(4,630,179)	(5,211,333)
Total stockholders' equity	998,949	455,838
Total liabilities and stockholders' equity	$ 2,024,594	$ 1,504,383

The accompanying notes are an integral part of these consolidated financial statements.

CIENA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended October 31,		
	2007	2008	2009
	(In thousands, except per share data)		
Revenue:			
Products	$695,289	$791,415	$ 547,522
Services	84,480	111,033	105,107
Total revenue	779,769	902,448	652,629
Cost of goods sold:			
Products	337,866	371,238	296,170
Services	79,634	80,283	71,629
Total cost of goods sold	417,500	451,521	367,799
Gross profit	362,269	450,927	284,830
Operating expenses:			
Research and development	127,296	175,023	190,319
Selling and marketing	118,015	152,018	134,527
General and administrative	50,248	68,639	47,509
Amortization of intangible assets	25,350	32,264	24,826
Restructuring (recoveries) costs	(2,435)	1,110	11,207
Gain on lease settlement	(4,871)	—	—
Goodwill impairment	—	—	455,673
Total operating expenses	313,603	429,054	864,061
Income (loss) from operations	48,666	21,873	(579,231)
Interest and other income, net	76,483	36,762	9,487
Interest expense	(26,996)	(12,927)	(7,406)
Realized loss due to impairment of marketable debt investments	(13,013)	(5,101)	—
Loss on cost method investments	—	—	(5,328)
Gain on extinguishment of debt	—	932	—
Gain on equity investments, net	592	—	—
Income (loss) before income taxes	85,732	41,539	(582,478)
Provision (benefit) for income taxes	2,944	2,645	(1,324)
Net income (loss)	$ 82,788	$ 38,894	$(581,154)
Basic net income (loss) per common share	$ 0.97	$ 0.44	$ (6.37)
Diluted net income (loss) per potential common share	$ 0.87	$ 0.42	$ (6.37)
Weighted average basic common shares outstanding	85,525	89,146	91,167
Weighted average dilutive potential common shares outstanding	99,604	110,605	91,167

The accompanying notes are an integral part of these consolidated financial statements.

CIENA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Par Value	Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
			(In thousands, except share data)			
Balance at October 31, 2006	84,891,656	$849	$5,505,853	$(1,076)	$(4,752,000)	$ 753,626
Net income	—	—	—	—	82,788	82,788
Changes in unrealized losses on investments, net	—	—	—	846	—	846
Translation adjustment	—	—	—	(1,013)	—	(1,013)
Comprehensive income	—	—	—	—	—	82,621
Exercise of stock options, net	1,847,455	19	36,816	—	—	36,835
Share-based compensation expense	—	—	19,572	—	—	19,572
Exercise of warrant	12,958	—	—	—	—	—
Purchase of call spread option	—	—	(42,500)	—	—	(42,500)
Balance at October 31, 2007	86,752,069	868	5,519,741	(1,243)	(4,669,212)	850,154
Cummulative effect of adopting FIN 48	—	—	—	—	139	139
Net income	—	—	—	—	38,894	38,894
Changes in unrealized gains on investments, net	—	—	—	(1,479)	—	(1,479)
Translation adjustment	—	—	—	1,447	—	1,447
Comprehensive income	—	—	—	—	—	38,862
Exercise of stock options, net	1,253,350	12	5,764	—	—	5,776
Tax benefit from employee stock option plans	—	—	318			318
Share-based compensation expense	—	—	31,428	—	—	31,428
Issuance of common stock for acquisitions, net of issuance costs	2,465,384	25	72,247	—	—	72,272
Balance at October 31, 2008	90,470,803	905	5,629,498	(1,275)	(4,630,179)	998,949
Net loss	—	—	—	—	(581,154)	(581,154)
Changes in unrealized gains on investments, net	—	—	—	1,404	—	1,404
Translation adjustment	—	—	—	1,094	—	1,094
Comprehensive loss	—	—	—	—	—	(578,656)
Exercise of stock options, net	1,567,557	15	1,092	—	—	1,107
Share-based compensation expense	—	—	34,438	—	—	34,438
Balance at October 31, 2009	92,038,360	$920	$5,665,028	$ 1,223	$(5,211,333)	$ 455,838

The accompanying notes are an integral part of these consolidated financial statements.

CIENA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended October 31,		
	2007	2008	2009
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 82,788	$ 38,894	$ (581,154)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Early extinguishment of debt	—	(932)	—
Amortization of discount on marketable debt securities	(14,191)	(2,878)	(907)
Realized loss due to impairment of marketable debt investments	13,013	5,101	—
Loss on cost method investments	—	—	5,328
Depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements	12,833	18,599	21,933
Goodwill impairment	—	—	455,673
Share-based compensation costs	19,572	31,428	34,438
Amortization of intangible assets	29,220	37,956	31,429
Deferred tax provision	—	1,640	(883)
Provision for inventory excess and obsolescence	12,180	18,325	15,719
Provision for warranty	12,743	15,336	19,286
Other	2,544	5,243	2,044
Changes in assets and liabilities, net of effect of acquisition:			
Accounts receivable	3,094	(32,471)	20,097
Inventories	(8,713)	3,713	(10,353)
Prepaid expenses and other	(20,568)	1,649	(9,678)
Accounts payable, accruals and other obligations	(60,524)	(23,945)	2,943
Income taxes payable	1,787	(7,655)	—
Deferred revenue	22,964	7,616	1,506
Net cash provided by operating activities	108,742	117,619	7,421
Cash flows from investing activities:			
Payments for equipment, furniture, fixtures and intellectual property	(32,105)	(29,998)	(24,114)
Restricted cash	(13,277)	1,340	(4,116)
Purchase of available for sale securities	(864,012)	(571,511)	(1,214,218)
Proceeds from maturities of available for sale securities	989,705	901,433	645,119
Proceeds from sales of available for sale securities	—	—	523,137
Minority equity investments, net	(181)	—	—
Acquisition of business, net of cash acquired	—	(210,016)	—
Net cash provided by (used in) investing activities	80,130	91,248	(74,192)
Cash flows from financing activities:			
Proceeds from issuance of convertible notes payable	500,000	—	—
Repayment of 3.75% convertible notes payable	—	(542,262)	—
Repurchase of 0.25% convertible notes payable	—	(1,034)	—
Debt issuance costs	(11,750)	—	—
Purchase of call spread option	(42,500)	—	—
Repayment of indebtedness of acquired business	—	(12,363)	—
Excess tax benefit from employee stock option plans	—	318	—
Proceeds from issuance of common stock and warrants	36,835	5,776	1,107
Net cash provided by (used in) financing activities	482,585	(549,565)	1,107
Effect of exchange rate changes on cash and cash equivalents	440	(694)	700
Net increase (decrease) in cash and cash equivalents	671,897	(341,392)	(64,964)
Cash and cash equivalents at beginning of period	220,164	892,061	550,669
Cash and cash equivalents at end of period	$ 892,061	$ 550,669	$ 485,705
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest	$ 21,504	$ 15,339	$ 4,748
Income taxes, net	$ 1,157	$ 3,120	$ 584
Non-cash investing and financing activities			
Purchase of equipment in accounts payable	$ 3,062	$ 2,316	$ 1,481
Value of common stock issued in acquisition	$ —	$ 62,360	$ —
Fair value of vested options assumed in acquisition	$ —	$ 9,912	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(1) CIENA CORPORATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Description of Business

Ciena is a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Ciena's optical service delivery and carrier Ethernet service delivery products are used individually, or as part of an integrated solution, in communications networks operated by service providers, cable operators, governments and enterprises around the globe. Ciena is a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, better able to handle increased traffic and deliver more efficiently a broader mix of high-bandwidth communications services. Ciena's products, along with its embedded, network element software and unified service and transport management, enable service providers to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Ciena's principal executive offices are located at 1201 Winterson Road, Linthicum, Maryland 21090.

Principles of Consolidation

Ciena has 13 wholly owned U.S. and international subsidiaries, which have been consolidated in the accompanying financial statements.

The accompanying consolidated financial statements include the accounts of Ciena and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Pending Acquisition of Nortel Metro Ethernet Networks ("MEN") Assets

Ciena has entered into definitive asset purchase agreements, as amended, relating to the acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business. In accordance with these agreements, Ciena will pay the sellers a purchase price of $530 million in cash and issue them $239 million in aggregate principal amount of 6% senior convertible notes due June 2017. Additional details regarding this pending transaction and the terms of the notes to be issued are set forth in Note 22 below.

Fiscal Year

Ciena has a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year (November 3, 2007, November 1, 2008 and October 31, 2009 for the periods reported). For purposes of financial statement presentation, each fiscal year is described as having ended on October 31. Fiscal 2008 and fiscal 2009 consisted of 52 weeks and fiscal 2007 consisted of 53 weeks.

Use of Estimates

The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for bad debts, valuation of inventories and investments, recoverability of intangible assets, other long-lived assets and goodwill, income taxes, warranty obligations, restructuring liabilities and contingencies and litigation. Ciena bases its estimates on historical experience and assumptions that it believes are reasonable. Actual results may differ materially from management's estimates.

Cash and Cash Equivalents

Ciena considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Restricted cash collateralizing letters of credits are included in other current assets and other long-term assets depending upon the duration of the restriction.

Investments

Ciena's investments are principally in marketable debt securities that are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses and declines in value on available-for-sale securities determined to be other-than-temporary are reported in other income or expensed as incurred. Ciena considers all marketable debt securities that it expects to convert to cash within one year or less to be classified as short-term investments. All others are considered long-term investments.

Inventories

Inventories are stated at the lower of cost or market, with cost computed using standard cost, which approximates actual cost on a first-in, first-out basis. Ciena records a provision for excess and obsolete inventory when an impairment has been identified.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation and amortization are computed using the straight-line method over useful lives of two years to five years for equipment, furniture and fixtures and the shorter of useful life or lease term for leasehold improvements. Upon a triggering event or changes in circumstances, a review of the fair value of our equipment, furniture and fixtures is performed and an impairment loss is recognized only if the carrying amount of the asset or asset group is determined to not be recoverable and exceeds its fair value. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value.

Qualifying internal use software and website development costs incurred during the application development stage that consist primarily of outside services and purchased software license costs, are capitalized and amortized straight-line over the estimated useful life.

Goodwill and Other Intangible Assets

Ciena has recorded goodwill and intangible assets as a result of several acquisitions. Ciena tests the reporting unit's goodwill for impairment on an annual basis, which Ciena has determined to be the last business day of its fiscal September each year. Testing is required between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Ciena operates its business and tests its goodwill for impairment as a single reporting unit. See Note 4 below.

Finite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to seven years, which approximates the use of intangible assets. Upon a triggering event or changes in circumstances, a review of the fair value of our finite-lived intangible assets is performed. Impairments of finite-lived intangible assets are recognized only if the carrying amount of the asset or asset group is determined to not be recoverable and exceeds its fair value. Upon a triggering event or changes in circumstances, a review of the fair value of our finite-lived intangible assets is performed and an impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value.

Minority Equity Investments

Ciena has certain minority equity investments in privately held technology companies that are classified as other assets. These investments are carried at cost because Ciena owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. These investments involve a high degree of risk as the markets for the technologies or products manufactured by these companies are usually early stage at the time of Ciena's investment and such markets may never be significant. Ciena could lose its entire investment in some or all of these companies. Ciena monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

Concentrations

Substantially all of Ciena's cash and cash equivalents and short-term and long-term investments in marketable debt securities are maintained at three major U.S. financial institutions. The majority of Ciena's cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, management believes that they bear minimal risk.

Historically, a large percentage of Ciena's revenue has been the result of sales to a small number of communications service providers. Consolidation among Ciena's customers has further increased this concentration. Consequently, Ciena's accounts receivable are concentrated among these customers. See Notes 7 and 21 below.

Additionally, Ciena's access to certain materials or components is dependent upon sole or limited source suppliers. The inability of any supplier to fulfill Ciena's supply requirements could affect future results. Ciena relies on a small number of contract manufacturers, principally in China and Thailand, to perform the majority of the manufacturing for its products. If Ciena cannot effectively manage these manufacturers and forecast future demand, or if they fail to deliver products or components on time, Ciena's business and results of operations may suffer.

Revenue Recognition

Ciena recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectibility is reasonably assured. Customer purchase agreements and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and evidence of customer acceptance, when applicable, are used to verify delivery. Ciena assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Ciena assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Revenue for maintenance services is generally deferred and recognized ratably over the period during which the services are to be performed.

Some of Ciena's communications networking equipment is integrated with software that is essential to the functionality of the equipment. Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Arrangements with customers may include multiple deliverables, including any combination of equipment, services and software. If multiple element arrangements include software or software-related elements that are essential to the equipment, Ciena allocates the arrangement fee to be allocated to those separate units of accounting. Multiple element arrangements that include software are separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence of the fair value of the undelivered element(s), and general revenue recognition criteria related to the delivered element(s) have been met. The amount of product and services revenue recognized is affected by Ciena's judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and Ciena's ability to establish vendor-specific objective evidence for those elements could affect the timing of revenue recognition. For all other deliverables, Ciena separates the elements into more than one unit of accounting if the delivered element(s) have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered element(s), and delivery of the undelivered element(s) is probable and substantially in Ciena's control. Revenue is allocated to each unit of accounting based on the relative fair value of each accounting unit or using the residual method if objective evidence of fair value does not exist for the delivered element(s). The revenue recognition criteria described above are applied to each separate unit of accounting. If these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

Warranty Accruals

Ciena provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related revenue. Estimated warranty costs include material costs, technical support labor costs and associated overhead. The warranty liability is included in cost of goods sold and determined based upon actual warranty cost experience, estimates of failure rates and management's industry experience. Ciena's sales contracts do not permit the right of return of product by the customer after the product has been accepted.

Accounts Receivable, Net

Ciena's allowance for doubtful accounts receivable is based on its assessment, on a specific identification basis, of the collectibility of customer accounts. Ciena performs ongoing credit evaluations of its customers and generally has not required collateral or other forms of security from its customers. In determining the appropriate balance for Ciena's allowance for doubtful accounts receivable, management considers each individual customer account receivable in order to determine collectibility. In doing so, management considers creditworthiness, payment history, account activity and communication with such customer. If a customer's financial condition changes, Ciena may be required to take a charge for an allowance for doubtful accounts receivable.

Research and Development

Ciena charges all research and development costs to expense as incurred. Research and development expense includes costs related to employee compensation, prototypes, consulting, depreciation, facilities and information technologies.

Advertising Costs

Ciena expenses all advertising costs as incurred.

Legal Costs

Ciena expenses legal costs associated with litigation defense as incurred.

Share-Based Compensation Expense

Ciena measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant. Ciena estimates the fair value of each option-based award on the date of grant using the Black-Scholes option-pricing model. This model is affected by Ciena's stock price as well as estimates regarding a number of variables including expected stock price volatility over the expected term of the award and projected employee stock option exercise behaviors. Ciena estimates the fair value of each share-based award based on the fair value of the underlying common stock on the date of grant. In each case, Ciena only recognizes expense to its consolidated statement of operations for those options or shares that are expected ultimately to vest. Ciena uses two attribution methods to record expense, the straight-line method for grants with service-based vesting and the graded-vesting method, which considers each performance period or tranche separately, for all other awards. See Note 18 below.

Income Taxes

Ciena accounts for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carry forwards. In estimating future tax consequences, Ciena considers all expected future events other than the enactment of changes in tax laws or rates. Valuation allowances are provided, if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Ciena adopted the accounting guidance on uncertainty related to income tax positions at the beginning of fiscal 2008. The total amount of unrecognized tax benefits increased by $1.8 million during fiscal 2009 to $7.4 million, which includes $1.2 million of interest and some minor penalties. Ciena classified interest and penalties related to uncertain tax positions as a component of income tax expense. All of the uncertain tax positions, if recognized, would decrease the effective income tax rate.

In the ordinary course of business, transactions occur for which the ultimate outcome may be uncertain. In addition, tax authorities periodically audit Ciena's income tax returns. These audits examine significant tax filing positions, including the timing and amounts of deductions and the allocation of income tax expenses among tax jurisdictions. Ciena's major tax jurisdictions include the United States, United Kingdom, Canada and India, with open tax years beginning with fiscal years 2006, 2004, 2005 and 2006, respectively. However, limited adjustments can be made to Federal tax returns in earlier years in order to reduce net operating loss carryforwards.

Ciena has not provided U.S. deferred income taxes on the cumulative unremitted earnings of its non-U.S. affiliates as it plans to permanently reinvest cumulative unremitted foreign earnings outside the U.S. and it is not practicable to determine the unrecognized deferred income taxes. These cumulative unremitted foreign earnings relate to ongoing operations in foreign jurisdictions and are required to fund foreign operations, capital expenditures, and any expansion requirements.

Ciena recognizes windfall tax benefits associated with the exercise of stock options or release of restricted stock units directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by Ciena upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that Ciena had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, Ciena follows the tax law "with-and-without" method. Under the with-and-without method, the windfall is considered realized and recognized for financial statement purposes only when an incremental benefit is provided after considering all other tax benefits including Ciena's net operating losses. The with-and-without method results in the windfall from share-based compensation awards always being effectively the last tax benefit to be considered. Consequently, the windfall attributable to share-based compensation will not be considered realized in instances where Ciena's net operating loss carryover (that is unrelated to windfalls) is sufficient to offset the current year's taxable income before considering the effects of current-year windfalls.

Loss Contingencies

Ciena is subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. Ciena considers the likelihood of loss or the incurrence of a liability, as well as Ciena's ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Ciena regularly evaluates current information available to it to determine whether any accruals should be adjusted and whether new accruals are required.

Fair Value of Financial Instruments

The carrying value of Ciena's cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximates fair market value due to the relatively short period of time to maturity. The fair value of investments in marketable debt securities is determined using quoted market prices for those securities or similar financial instruments. For information related to the fair value of Ciena's convertible notes, see Note 6 below.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Ciena utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;
- Level 3 inputs are unobservable inputs based on Ciena's assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the marketplace, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Restructuring

Ciena has previously taken actions to align its workforce, facilities and operating costs with perceived market opportunities and business conditions. Ciena implements these restructuring plans and incurs the associated liability concurrently. Generally accepted accounting principles require that a liability for the cost associated with an exit or disposal activity be recognized in the period in which the liability is incurred, except for one-time employee termination benefits related to a service period of more than 60 days, which are accrued over the service period.

Foreign Currency

Some of Ciena's foreign branch offices and subsidiaries use the U.S. dollar as their functional currency because Ciena, as the U.S. parent entity, exclusively funds the operations of these branch offices and subsidiaries with U.S. dollars. For those subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and the statement of operations is translated at a monthly average rate. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity. Where the U.S. dollar is the functional currency of foreign branch offices or subsidiaries, re-measurement adjustments are recorded in other income. The net gain (loss) on foreign currency re-measurement and exchange rate changes is immaterial for separate financial statement presentation.

Derivatives

Occasionally, Ciena uses foreign currency forward contracts to hedge certain forecasted foreign currency transactions relating to operating expenses. These derivatives, designated as cash flow hedges, have maturities of less than one year and permit net settlement.

At the inception of the cash flow hedge and on an ongoing basis, Ciena assesses the hedging relationship to determine its effectiveness in offsetting changes in cash flows attributable to the hedged risk during the hedge period. The effective portion of the hedging instrument's net gain or loss is initially reported as a component of accumulated other comprehensive income (loss), and upon occurrence of the forecasted transaction, is subsequently reclassified into the operating expense line item to which the hedged transaction relates. Any net gain or loss associated with the ineffectiveness of the hedging instrument is reported in interest and other income, net. See Note 13 below.

Computation of Basic Net Income (Loss) per Common Share and Diluted Net Income (Loss) per Potential Common Share

Ciena calculates basic earnings per share (EPS) by dividing earnings attributable to common stock by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution of common stock equivalent shares that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Ciena uses a dual presentation of basic and diluted EPS on the face of its income statement. A reconciliation of the numerator and denominator used for the basic and diluted EPS computations is set forth in Note 15.

Software Development Costs

Generally accepted accounting principles require the capitalization of certain software development costs incurred subsequent to the date technological feasibility is established and prior to the date the product is generally available for sale. The capitalized cost is then amortized straight-line over the estimated life of the product. Ciena defines technological feasibility as being attained at the time a working model is completed. To date, the period between Ciena achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, Ciena has not capitalized any software development costs.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Ciena's chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Ciena has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, Ciena considers its business to be in a single reportable segment.

Newly Issued Accounting Standards

In October 2009, the FASB amended the accounting standards for revenue recognition with multiple deliverables. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. The guidance is effective for fiscal years beginning on or after June 15, 2010, early adoption is permitted. Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010, early adoption is permitted. This guidance must be adopted in the same period an entity adopts the amended revenue arrangements with multiple deliverables guidance described above. Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

In May 2008, the FASB issued new guidance on accounting for convertible debt instruments. This new guidance requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. Ciena's existing convertible notes payable do not provide for settlement in cash upon conversion and Ciena believes this new guidance will not have a material effect on its financial condition, results of operations and cash flows.

In April 2008, the FASB issued new guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. This new guidance is effective for fiscal years beginning after December 15, 2008. Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

In February 2008, the FASB issued new guidance on fair value measurements related to lease transactions. This guidance removes certain leasing transactions from its scope. Also, in February 2008 the FASB delayed the effective date of fair value measurements for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. In October 2008, the FASB clarified the application of fair value in a market that is not active, and provided guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

In December 2007, the FASB issued new guidance which requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Ciena believes this new guidance will not have a material impact on its financial condition, results of operations and cash flows.

In December 2007, the FASB issued new guidance on business combinations. The new guidance is intended to simplify existing guidance and converge rulemaking under U.S. generally accepted accounting principles with international accounting rules. This guidance applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply this guidance before that date. As of October 31, 2009, Ciena's consolidated balance sheet includes $12.5 million of capitalized acquisition costs which include direct costs related to its pending acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business. Upon the adoption of this newly issued accounting guidance, Ciena will expense these acquisition costs in the first quarter of fiscal 2010. Future acquisition costs will be expensed as incurred. See Notes 9 and 22 below for further discussion of Ciena's pending business combination. Ciena is currently evaluating any additional impacts this guidance could have on its financial condition, results of operations and cash flows.

(2) BUSINESS COMBINATIONS

On March 3, 2008, Ciena acquired World Wide Packets, Inc. ("World Wide Packets" or "WWP") pursuant to the terms of an Agreement and Plan of Merger dated January 22, 2008 (the "Merger Agreement") by and among Ciena, World Wide Packets, Wolverine Acquisition Subsidiary, Inc., a wholly owned subsidiary of Ciena ("Merger Sub"), and Daniel Reiner, as stockholders' representative. Pursuant to the Merger Agreement, on March 3, 2008, Merger Sub was merged with and into World Wide Packets, with World Wide Packets continuing as the surviving corporation and a wholly owned subsidiary of Ciena. World Wide Packets is a supplier of communications networking equipment that enables the cost-effective delivery of a wide variety of carrier Ethernet-based services. Prior to the acquisition, World Wide Packets was a privately held company. Ciena's results of operations for fiscal 2008 in these financial statements include the operations of World Wide Packets beginning on March 3, 2008, the effective date of the acquisition.

Upon the closing of the acquisition, all of the outstanding shares of World Wide Packets' common stock and preferred stock were exchanged for approximately 2.5 million shares of Ciena common stock and approximately $196.7 million in cash. Of this amount, $20.0 million in cash and 340,000 shares of Ciena common stock were placed into escrow for a period of one year as security for the indemnification obligations of World Wide Packets' stockholders under the Merger Agreement. Upon the closing, Ciena also assumed all then outstanding World Wide Packets options and exchanged them for options to acquire approximately 0.9 million shares of Ciena common stock. Under the Merger Agreement, Ciena also agreed to indemnify certain officers and directors of World Wide Packets against third-party claims arising out of their employment relationship. Ciena has determined the fair value of this indemnification obligation to be insignificant.

The following table summarizes the purchase price for the acquisition (in thousands):

	Amount
Cash	$196,668
Acquisition-related costs	14,183
Value of common stock issued	62,360
Fair value of vested options assumed	9,912
Total purchase price	$283,123

The value of Ciena's common stock issued in the acquisition was based on the average closing price of Ciena's common stock for the two trading days prior to, the date of, and the two trading days after the announcement of the acquisition. The fair value of the vested options assumed was determined using the Black-Scholes option-pricing model.

The acquisition was accounted for under the purchase method of accounting, which requires the total purchase price to be allocated to the acquired assets and assumed liabilities based on their estimated fair values. The amount of the purchase price in excess of the amounts assigned to acquired tangible or intangible assets and assumed liabilities is recognized as goodwill. Amounts allocated to goodwill are not tax deductible. As set forth below, Ciena recorded acquired, finite-lived intangible assets related to developed technology, covenants not to compete, and customer relationships, outstanding purchase orders and contracts. The following table summarizes the allocation of the acquisition purchase price based on the estimated fair value of the acquired assets and assumed liabilities (in thousands):

	Amount
Cash	$ 835
Accounts receivable	2,049
Inventory	12,872
Equipment, furniture and fixtures	2,691
Other tangible assets	2,003
Developed technology	42,400
Covenants not to compete	3,200
Customer relationships, outstanding purchase orders and contracts	19,100
Goodwill	223,658
Accounts payable, accrued liabilities and deferred revenue	(13,322)
Promissory notes and loans payable	(12,363)
Total purchase price allocation	$283,123

Under purchase accounting rules, Ciena revalued the acquired finished goods inventory to fair value, which is defined as the estimated selling price less the sum of (a) costs of disposal, and (b) a reasonable profit allowance for Ciena's selling effort. This revaluation resulted in an increase in inventory carrying value of approximately $5.3 million for marketable inventory, slightly offset by a decrease of $0.7 million for unmarketable inventory.

Developed technology represents purchased technology which had reached technological feasibility and for which World Wide Packets had substantially completed development as of the date of acquisition. Fair value was determined using future discounted cash flows related to the projected income stream of the developed technology for a discrete projection period. Cash flows were discounted to their present value as of the closing date. Developed technology is amortized on a straight line basis over its estimated useful life of 4 years to 6 years.

Covenants not to compete represent agreements entered into with key employees of World Wide Packets. Covenants not to compete are amortized on a straight line basis over estimated useful lives of 3.5 years.

Customer relationships, outstanding purchase orders and contracts represent agreements with existing World Wide Packets' customers and have estimated useful lives of 4 months to 6 years.

The following unaudited pro forma financial information summarizes the results of operations for the periods indicated as if Ciena's acquisition of World Wide Packets had been completed as of the beginning of each of the periods presented. These pro forma amounts (in thousands, except per share data) do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

	Years Ended October 31,	
	2007	2008
Pro forma revenue	$802,323	$909,098
Pro forma net income	$ 39,721	$ 22,179
Pro forma basic net income per common share	$ 0.45	$ 0.25
Pro forma diluted net income per potential common share	$ 0.43	$ 0.24

(3) RESTRUCTURING COSTS

The following table displays the activity and balances of the historical restructuring liability accounts for the fiscal years indicated (in thousands):

	Workforce Reduction	Consolidation of Excess Facilities	Total
Balance at October 31, 2006	$ —	$ 35,634	$ 35,634
Additional liability recorded	72(a)	1(a)	73
Adjustment to previous estimates	—	(2,508)(a)	(2,508)
Lease settlements	—	(4,871)(a)	(4,871)
Cash payments	(72)	(23,568)	(23,640)
Balance at October 31, 2007	—	4,688	4,688
Additional liability recorded	1,057(b)	53(b)	1,110
Cash payments	(75)	(1,498)	(1,573)
Balance at October 31, 2008	982	3,243	4,225
Additional liability recorded	4,117(c)	3,419(c)	7,536
Adjustment to previous estimates	—	3,670(c)	3,670
Cash payments	(4,929)	(897)	(5,826)
Balance at October 31, 2009	$ 170	$ 9,435	$ 9,605
Current restructuring liabilities	$ 170	$ 1,641	$ 1,811
Non-current restructuring liabilities	$ —	$ 7,794	$ 7,794

(a) During the first quarter of fiscal 2007, Ciena recorded a charge of $0.1 million related to other costs associated with a previous workforce reduction and an adjustment of $0.5 million related to costs associated with previously restructured facilities.

During the second quarter of fiscal 2007, Ciena recorded an adjustment of $0.8 million related to its return to use of a facility that had been previously restructured.

During the third quarter of fiscal 2007, Ciena recorded an adjustment of $1.2 million primarily related to its return to use of a facility that had been previously restructured.

During the fourth quarter of fiscal 2007, Ciena recorded a gain on lease settlement of $4.9 million related to the termination of lease obligations for our former San Jose, CA facilities. Ciena paid $53.0 million in connection with the settlement of this lease obligation. This transaction eliminated Ciena's remaining unfavorable lease commitment balance of $34.9 million and reduced Ciena's restructuring liabilities by $23.5 million, offset by approximately $0.5 million of other expenses.

(b) During the fourth quarter of fiscal 2008, Ciena recorded a charge of $1.0 million related to a workforce reduction of 56 employees and a charge of approximately $0.1 million related to the closure of a facility located in San Antonio, Texas.

(c) During the first quarter of fiscal 2009, Ciena recorded a charge of $0.1 million in other costs associated with a previous workforce reduction.

During the second quarter of fiscal 2009, Ciena recorded a charge of $3.5 million of severance and other employee-related costs associated with a workforce reduction of 200 employees and an adjustment of $2.9 million associated with previously restructured facilities.

During the third quarter of fiscal 2009, Ciena recorded a charge of $0.5 million of severance and other employee-related costs and a charge of $3.4 million related to the Acton, MA facility closure.

During the fourth quarter of fiscal 2009, Ciena recorded an adjustment of $0.8 million associated with previously restructured facilities.

(4) GOODWILL AND LONG-LIVED ASSET ASSESSMENT

Goodwill

The table below sets forth changes in carrying amount of goodwill during the fiscal years indicated (in thousands):

	Total
Balance as October 31, 2006	$ 232,015
Goodwill acquired	—
Impairment losses	—
Balance as October 31, 2007	232,015
Goodwill acquired	223,658
Impairment losses	—
Balance as October 31, 2008	455,673
Goodwill acquired	—
Impairment losses	(455,673)
Balance as October 31, 2009	$ —

Ciena determines the fair value of its single reporting unit to be equal to its market capitalization plus a control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of Ciena's common stock over a 10-day period before and a 10-day period after each assessment date. Ciena uses this 20-day duration to consider inherent market fluctuations that may affect any individual closing price. Ciena believes that its market capitalization alone does not fully capture the fair value of its business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of Ciena's business. As such, in determining fair value, Ciena added a control premium — which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to Ciena — to its market capitalization. In determining an appropriate control premium, Ciena looked to recent transaction data in its industry. For fiscal 2007, 2008 and 2009, Ciena used a 25% control premium in its goodwill assessment.

Based on a combination of factors, including macroeconomic conditions and a sustained decline in Ciena's common stock price and market capitalization below net book value, Ciena conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. Ciena performed the step one fair value comparison, and its market capitalization was $721.8 million and its carrying value, including goodwill, was $949.0 million. Ciena applied a 25% control premium to its market capitalization to determine a fair value of $902.2 million. Because step one indicated that Ciena's fair value was less than its carrying value, Ciena performed the step two analysis. Under the step two analysis, the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The implied fair value of the reporting unit's goodwill was determined to be $0, and, as a result, Ciena recorded a goodwill impairment of $455.7 million, representing the full carrying value of the goodwill.

Ciena also performed assessments of the fair value of its single reporting unit as of September 27, 2008 and September 29, 2007. Ciena compared its fair value on each assessment date to its carrying value, including goodwill, and determined that the carrying value, including goodwill, did not exceed fair value. Because the carrying amount was less than its fair value, no impairment loss was recorded.

Long-Lived Assets

Ciena's long-lived assets, excluding goodwill, include: equipment, furniture and fixtures; finite-lived intangible assets; and maintenance spares. Ciena tests long-lived assets for impairment whenever triggering events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows. Ciena's long-lived assets are part of a single reporting unit which represents the lowest level for which it can identify cash flows.

Due to effects of difficult macroeconomic conditions on Ciena's business, including lengthening sales cycles and slowing deployments resulting in lower demand, Ciena performed an impairment analysis of its long-lived assets during the fourth quarter of fiscal 2008 and the second quarter of fiscal 2009. Based on Ciena's estimate of future, undiscounted cash flows as of October 31, 2008 and April 30, 2009, respectively, no impairment was required. There were no triggering events or changes in circumstances that required a reassessment as of October 31, 2009. If actual market conditions differ or forecasts change, Ciena may be required to record a non-cash impairment charge related to long-lived assets in future periods. Such charges would have the effect of decreasing Ciena's earnings or increasing its losses in such period.

(5) MARKETABLE DEBT SECURITIES

As of the dates indicated, short-term and long-term investments in marketable debt securities are comprised of the following (in thousands):

	October 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
US government obligations	$570,505	$460	$ 2	$570,963
Publicly traded equity securities	251	—	—	251
	$570,756	$460	$ 2	$571,214
Included in short-term investments	562,781	404	2	563,183
Included in long-term investments	7,975	56	—	8,031
	$570,756	$460	$ 2	$571,214

	October 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$116,531	$ 81	$2,260	$114,352
Asset backed obligations	10,188	—	7	10,181
Commercial paper	49,871	7	8	49,870
US government obligations	334,195	949	40	335,104
Certificate of deposit	13,000	—	—	13,000
	$523,785	$1,037	$2,315	$522,507
Included in short-term investments	366,054	812	530	366,336
Included in long-term investments	157,731	225	1,785	156,171
	$523,785	$1,037	$2,315	$522,507

As of October 31, 2007 the estimated fair value of commercial paper included investments in SIV Portfolio plc (formerly known as Cheyne Finance plc) and Rhinebridge LLC, two structured investment vehicles (SIVs) that entered into receivership during the fourth quarter of fiscal 2007 and failed to make payment at maturity. Due to their mortgage-related assets, each of these entities was exposed to adverse market conditions that affected its collateral and its ability to access short-term funding. Ciena purchased these investments in the third quarter of fiscal 2007 and, at the time of purchase, each investment had a rating of A1+ by Standard and Poor's and P-1 by Moody's, their highest ratings respectively. In estimating fair value, Ciena used a valuation approach based on a liquidation of assets held by each SIV and their subsequent distribution of cash. Ciena utilized assessments of the underlying collateral from multiple indicators of value which were then discounted to reflect the expected timing of disposition and market risks. Based on this assessment of fair value, as of October 31, 2007, Ciena recognized realized losses of $13.0 million related to these investments. Giving effect to these losses, our investment portfolio at October 31, 2007 included an estimated fair value of $33.9 million in commercial paper issued by these entities. During fiscal 2008, Ciena recognized additional losses of $5.1 million related to these investments, received payments of $28.8 million in connection with the restructuring of these SIVs, and, as of October 31, 2008, no longer held these investments.

Gross unrealized losses related to marketable debt investments, included in short-term and long-term investments, were primarily due to changes in interest rates. Ciena's management has determined that the gross unrealized losses at October 31, 2009 and October 31, 2008 are temporary in nature because Ciena has the ability and intent to hold these investments until a recovery of fair value, which may be maturity. As of the dates indicated, gross unrealized losses were as follows (in thousands):

	October 31, 2009					
	Unrealized Losses Less Than 12 Months		Unrealized Losses 12 Months or Greater		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
US government obligations	$2	$37,744	$—	$—	$2	$37,744
	$2	$37,744	$—	$—	$2	$37,744

	October 31, 2008					
	Unrealized Losses Less Than 12 Months		Unrealized Losses 12 Months or Greater		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Corporate bonds	$2,260	$ 88,176	$—	$—	$2,260	$ 88,176
Asset backed obligations	7	10,181	—	—	7	10,181
Commercial paper	8	29,709	—	—	8	29,709
US government obligations	40	23,438	—	—	40	23,438
	$2,315	$151,504	$—	$—	$2,315	$151,504

The following table summarizes legal maturities of marketable debt investments at October 31, 2009 (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$562,530	$562,932
Due in 1-2 years	7,975	8,031
	$570,505	$570,963

(6) FAIR VALUE MEASUREMENTS

As of the dates indicated, the following table summarizes the fair value of assets that are recorded at fair value on a recurring basis (in thousands):

	October 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
US government obligations	$ —	$570,963	$—	$570,963
Publicly traded equity securities	251	—	—	251
Total assets measured at fair value	$251	$570,963	$—	$571,214

Ciena's Level 1 assets include corporate equity securities publicly traded on major exchanges that are valued using quoted prices in active markets. Ciena's Level 2 investments include U.S. government obligations. These investments are valued using observable inputs such as quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency. Investments are held by a custodian who obtains investment prices from a third party pricing provider that uses standard inputs to models which vary by asset class.

As of October 31, 2009, Ciena did not hold financial assets or liabilities recorded at fair value based on Level 3 inputs.

As of the dates indicated, the assets and liabilities above were presented on Ciena's Consolidated Balance Sheet as follows (in thousands):

	October 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$251	$562,932	$—	$563,183
Long-term investments	—	8,031	—	8,031
Total assets measured at fair value	$251	$570,963	$—	$571,214

During fiscal 2009, a private technology company in which Ciena holds a minority equity investment completed a round of equity financing and merged with another private technology company. These events required Ciena to perform an impairment analysis and measure the investment at fair value. In determining fair value, Ciena utilized Level 3 inputs including the recapitalization resulting from both the completion of the merger and the equity financing. Also, during fiscal 2009, a separate private technology company in which Ciena held a minority equity investment was acquired by a publicly-traded company. This event required Ciena to perform an impairment analysis and measure the investment at fair value. In determining fair value, Ciena utilized Level 2 inputs including the relevant exchange ratio for the acquisition transaction and the market price of the acquirer's common stock. Based on Ciena's ownership interest and the value of its investment following these events, Ciena recorded a non-cash loss on cost method investments of $5.3 million.

At October 31, 2009, the fair value of the outstanding $500.0 million of 0.875% convertible senior notes and $298.0 million of 0.25% convertible senior notes was $299.1 million and $231.1 million, respectively. Fair value is based on the quoted market price for the notes on the dates above.

(7) ACCOUNTS RECEIVABLE

As of October 31, 2009, one customer accounted for 10.7% of net trade accounts receivable. As of October 31, 2008, three customers each accounted for 10% or more of net trade accounts receivable and 59.0% in the aggregate. Ciena's allowance for doubtful accounts as of October 31, 2007, 2008 and 2009 was $0.1 million.

The following table summarizes the activity in Ciena's allowance for doubtful accounts for the fiscal years indicated (in thousands):

Year Ended October 31,	Balance at Beginning of Period	Net Provisions (Recovery)	Deductions	Balance at End of Period
2007	$146	$(14)	$ —	$132
2008	$132	$157	$165	$124
2009	$124	$ 93	$101	$116

(8) INVENTORIES

As of the dates indicated, inventories are comprised of the following (in thousands):

	October 31, 2008	October 31, 2009
Raw materials	$ 19,044	$ 19,694
Work-in-process	1,702	1,480
Finished goods	95,963	90,914
	116,709	112,088
Provision for excess and obsolescence	(23,257)	(24,002)
	$ 93,452	$ 88,086

Ciena writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. During fiscal 2007, fiscal 2008 and fiscal 2009, Ciena recorded provisions for inventory reserves of $12.2 million, $18.3 million and $15.7 million, respectively, primarily related to changes in forecasted sales for certain products. Deductions from the reserve for excess and obsolete inventory relate to disposal activities.

The following table summarizes the activity in Ciena's reserve for excess and obsolete inventory for the fiscal years indicated (in thousands):

Year Ended October 31,	Balance at Beginning of Period	Provisions	Disposals	Balance at End of Period
2007	$22,326	$12,180	$ 8,336	$26,170
2008	$26,170	$18,325	$21,238	$23,257
2009	$23,257	$15,719	$14,974	$24,002

(9) PREPAID EXPENSES AND OTHER

As of the dates indicated, prepaid expenses and other are comprised of the following (in thousands):

	October 31, 2008	October 31, 2009
Interest receivable	$ 2,082	$ 993
Prepaid VAT and other taxes	15,160	14,527
Deferred deployment expense	4,481	4,242
Prepaid expenses	10,557	8,869
Capitalized acquisition costs	—	12,473
Restricted cash	1,717	7,477
Other non-trade receivables	1,891	1,956
	$35,888	$50,537

Capitalized acquisition costs include direct costs related to Ciena's pending acquisition of the optical networking and carrier Ethernet assets of Nortel's MEN business. See Note 22 below. In the first quarter of fiscal 2010, Ciena will adopt newly issued accounting guidance related to business combinations, which will require the full amount of these capitalized acquisition costs to be expensed in the consolidated statement of operations.

(10) EQUIPMENT, FURNITURE AND FIXTURES

As of the dates indicated, equipment, furniture and fixtures are comprised of the following (in thousands):

	October 31,	
	2008	2009
Equipment, furniture and fixtures	$ 286,940	$ 293,093
Leasehold improvements	40,574	45,761
	327,514	338,854
Accumulated depreciation and amortization	(267,547)	(276,986)
	$ 59,967	$ 61,868

During fiscal 2007, fiscal 2008 and fiscal 2009, Ciena recorded depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements of $12.8 million, $18.6 million and $21.9 million, respectively.

(11) OTHER INTANGIBLE ASSETS

As of the dates indicated, other intangible assets are comprised of the following (in thousands):

	October 31,					
	2008			2009		
	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Developed technology	$185,833	$(128,255)	$57,578	$185,833	$(147,504)	$38,329
Patents and licenses	47,370	(37,952)	9,418	47,370	(42,811)	4,559
Customer relationships, covenants not to compete, outstanding purchase orders and contracts	68,281	(43,028)	25,253	60,981	(43,049)	17,932
	$301,484		$92,249	$294,184		$60,820

The aggregate amortization expense of other intangible assets was $29.2 million, $38.0 million and $31.4 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively. During fiscal 2009, gross intangibles and the corresponding accumulated amortization related to covenants not to compete, outstanding purchase orders and contracts decreased by $7.3 million due to their expiration. Expected future amortization of other intangible assets for the fiscal years indicated is as follows (in thousands):

Year Ended October 31,	
2010	$27,873
2011	13,852
2012	9,473
2013	7,217
Thereafter	2,405
	$60,820

(12) OTHER BALANCE SHEET DETAILS

As of the dates indicated, other long-term assets are comprised of the following (in thousands):

	October 31,	
	2008	2009
Maintenance spares inventory, net	$30,038	$31,994
Deferred debt issuance costs, net	15,127	12,832
Investments in privately held companies	6,671	907
Restricted cash	20,436	18,792
Other	3,476	3,377
	$75,748	$67,902

Deferred debt issuance costs are amortized using the straight line method which approximates the effect of the effective interest rate method on the maturity of the related debt. Amortization of deferred debt issuance costs, which is included in interest expense, were $4.0 million, $2.9 million and $2.3 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively.

As of the dates indicated, accrued liabilities are comprised of the following (in thousands):

	October 31,	
	2008	2009
Warranty	$37,258	$ 40,196
Compensation, payroll related tax and benefits	23,253	20,025
Vacation	11,947	11,508
Interest payable	1,683	2,045
Other	22,002	29,575
	$96,143	$103,349

The following table summarizes the activity in Ciena's accrued warranty for the fiscal years indicated (in thousands):

Year Ended October 31,	Balance at Beginning of Period	Provisions	Settlements	Balance at end of Period
2007	$31,751	$12,743	$10,914	$33,580
2008	$33,580	$15,336	$11,658	$37,258
2009	$37,258	$19,286	$16,348	$40,196

As of the dates indicated, deferred revenue is comprised of the following (in thousands):

	October 31,	
	2008	2009
Products	$ 13,061	$ 11,998
Services	61,366	63,935
	74,427	75,933
Less current portion	(36,767)	(40,565)
Long-term deferred revenue	$ 37,660	$ 35,368

(13) DERIVATIVES

Ciena uses foreign currency forward contracts to reduce variability in non-U.S. dollar denominated operating expenses. Ciena uses these derivatives to partially offset its market exposure to fluctuations in certain foreign currencies. These derivatives are designated as cash flow hedges and have maturities of less than one year. These forward contracts are not designed to provide foreign currency protection over the long-term. Ciena considers several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular instrument, and potential effectiveness when designing its hedging activities.

The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and, upon occurrence of the forecasted transaction, is subsequently reclassified into the operating expense line item to which the hedged transaction relates. Ciena records the ineffective portion of the hedging instruments in interest and other income, net. As of October 31, 2009, there were no foreign currency forward contracts outstanding.

Ciena's foreign currency forward contracts are classified as follows:

	Reclassified to Consolidated Statement of Operations (Effective Portion)	
	Year Ended October 31,	
Line Item in Consolidated Statement of Operations	2008	2009
Research and development	$ —	$ (533)
Selling and marketing	—	(804)
	$ —	$(1,337)

	Recognized in Other Comprehensive Income (Loss)	
	Year Ended October 31,	
Line Item in Consolidated Balance Sheet	2008	2009
Accumulated other comprehensive income (loss)	$ —	$1,337
	$ —	$1,337

	Ineffective Portion	
	Year Ended October 31,	
Line Item in Consolidated Statement of Operations	2008	2009
Interest and other income, net	$ —	$—
	$ —	$—

(14) CONVERTIBLE NOTES PAYABLE

Ciena 3.75% Convertible Notes, due February 1, 2008

During fiscal 2008, Ciena paid at maturity the remaining $542.3 million in aggregate principal amount on its 3.75% convertible notes. All of the notes were retired without conversion into common stock.

0.25% Convertible Senior Notes due May 1, 2013

On April 10, 2006, Ciena completed a public offering of 0.25% Convertible Senior Notes due May 1, 2013, in aggregate principal amount of $300.0 million. Interest is payable on May 1 and November 1 of each year. The notes are senior unsecured obligations of Ciena and rank equally with all of Ciena's other existing and future senior unsecured debt.

During the fourth quarter of fiscal 2008, Ciena repurchased $2.0 million in principal amount of its outstanding 0.25% convertible senior notes in an open market transaction. Ciena used $1.0 million of cash to effect these repurchases during the quarter, which resulted in a gain of approximately $0.9 million relating to this repurchase.

At the election of the holder, notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 25.3001 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of $39.5255 per share. The notes may be redeemed by Ciena if the closing sale price of Ciena's common stock for at least 20 trading days in any 30 consecutive trading day period ending on the date one day prior to the date of the notice of redemption exceeds 130% of the conversion price. Ciena may redeem the notes in whole or in part, at a redemption price in cash equal to the principal amount to be redeemed, plus accrued and unpaid interest.

If Ciena undergoes a "fundamental change" (as that term is defined in the indenture governing the notes to include certain change in control transactions), holders of notes will have the right, subject to certain exemptions, to require Ciena to purchase for cash any or all of their notes at a price equal to the principal amount, plus accrued and unpaid interest. If the holder elects to convert his or her notes in connection with a specified fundamental change, in certain circumstances, Ciena will be required to increase the applicable conversion rate, depending on the price paid per share for Ciena common stock and the effective date of the fundamental change transaction.

Ciena used approximately $28.5 million of the net proceeds of this offering to purchase a call spread option on its common stock that is intended to limit exposure to potential dilution from the conversion of the notes. See Note 16 below for a description of this call spread option.

0.875% Convertible Senior Notes due June 15, 2017

On June 11, 2007, Ciena completed a public offering of 0.875% Convertible Senior Notes due June 15, 2017, in aggregate principal amount of $500.0 million. Interest is payable on June 15 and December 15 of each year, beginning on December 15, 2007. The notes are senior unsecured obligations of Ciena and rank equally with all of Ciena's other existing and future senior unsecured debt.

At the election of the holder, notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 26.2154 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of approximately $38.15 per share. The notes are not redeemable by Ciena prior to maturity.

If Ciena undergoes a "fundamental change" (as that term is defined in the indenture governing the notes to include certain change in control transactions), holders of notes will have the right, subject to certain exemptions, to require Ciena to purchase for cash any or all of their notes at a price equal to the principal amount, plus accrued and unpaid interest. If the holder elects to convert his or her notes in connection with a specified fundamental change, in certain circumstances, Ciena will be required to increase the applicable conversion rate, depending on the price paid per share for Ciena common stock and the effective date of the fundamental change transaction.

Ciena used approximately $42.5 million of the net proceeds of this offering to purchase a call spread option on its common stock that is intended to limit exposure to potential dilution from conversion of the notes. See Note 16 below for a description of this call spread option.

(15) EARNINGS PER SHARE CALCULATION

The following table (in thousands except per share amounts) is a reconciliation of the numerator and denominator of the basic net income (loss) per common share ("Basic EPS") and the diluted net income (loss) per potential common share ("Diluted EPS"). Basic EPS is computed using the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average number of (i) common shares outstanding, (ii) shares issuable upon vesting of restricted stock units, (iii) shares issuable upon exercise of outstanding stock options, employee stock purchase plan options and warrants using the treasury stock method; and (iv) shares underlying the 0.25% and 0.875% convertible senior notes. Diluted EPS for fiscal 2007 reflects only a portion of the shares underlying the 0.875% convertible notes because they were issued on June 11, 2007.

Numerator

	Year Ended October 31,		
	2007	2008	2009
Net income (loss)	$82,788	$38,894	$(581,154)
Add: Interest expense for 0.25% convertible senior notes	1,882	1,874	—
Add: Interest expense for 0.875% convertible senior notes	2,261	5,510	—
Net income (loss) used to calculate Diluted EPS	$86,931	$46,278	$(581,154)

Denominator

	Year Ended October 31,		
	2007	2008	2009
Basic weighted average shares outstanding	85,525	89,146	91,167
Add: Shares underlying outstanding stock options, employees stock purchase plan options, warrants and restricted stock units	1,352	761	—
Add: Shares underlying 0.25% convertible senior notes	7,590	7,590	—
Add: Shares underlying 0.875% convertible senior notes	5,137	13,108	—
Dilutive weighted average shares outstanding	99,604	110,605	91,167

EPS

	Year Ended October 31,		
	2007	2008	2009
Basic EPS	$0.97	$0.44	$(6.37)
Diluted EPS	$0.87	$0.42	$(6.37)

Explanation of Shares Excluded due to Anti-Dilutive Effect

For fiscal 2009, the weighted average number of certain shares underlying outstanding stock options, employee stock purchase plan options, restricted stock units and warrants in the table below are considered anti-dilutive because the exercise price of these awards is greater than the average closing price per share on the NASDAQ Stock Market during this period. In addition, the weighted average number of shares issuable upon conversion of Ciena's 0.25% convertible senior notes and 0.875% convertible senior notes are considered anti-dilutive because the related interest expense on a per common share "if converted" basis exceeds Basic EPS for the period.

For fiscal 2007 and fiscal 2008, the weighted average number of certain shares underlying outstanding stock options, employee stock purchase plan options, restricted stock units, and warrants, is considered anti-dilutive because the exercise price of these equity awards is greater than the average closing price per share on the NASDAQ Stock Market during these periods. In addition, the weighted average number of shares underlying Ciena's previously outstanding 3.75% convertible notes are considered anti-dilutive because the related interest expense on a per common share "if converted" basis exceeds Basic EPS for the periods.

The following table summarizes the shares excluded from the calculation of the denominator for Basic and Diluted EPS due to their anti-dilutive effect for the fiscal years indicated (in thousands):

Shares excluded from EPS Denominator due to anti-dilutive effect

	Year Ended October 31,		
	2007	2008	2009
Shares underlying stock options, restricted stock units and warrants	3,041	5,311	8,302
3.750% convertible notes	742	182	—
0.250% convertible senior notes	—	—	7,539
0.875% convertible senior notes	—	—	13,108
Total excluded due to anti-dilutive effect	3,783	5,493	28,949

(16) STOCKHOLDERS' EQUITY

Call Spread Option

Ciena holds two call spread options on its common stock relating to the shares issuable upon conversion of its two issues of convertible notes. These call spread options are designed to mitigate exposure to potential dilution from the conversion of the notes. Ciena purchased a call spread option relating to the 0.25% Convertible Senior Notes due May 1, 2013 for $28.5 million during the second quarter of fiscal 2006. Ciena purchased a call spread option relating to the 0.875% Convertible Senior Notes due June 15, 2017 for $42.5 million during the third quarter of fiscal 2007. In each case, the call spread options were purchased at the time of the notes offering from an affiliate of the underwriter. The cost of each call spread option was recorded as a reduction in paid-in capital.

Each call spread option is exercisable, upon maturity of the relevant issue of convertible notes, for such number of shares of Ciena common stock issuable upon conversion of that series of notes in full. Each call spread option has a "lower strike price" equal to the conversion price for the notes and a "higher strike price" that serves to cap the amount of dilution protection provided. At its election, Ciena can exercise the call spread options on a net cash basis or a net share basis. The value of the consideration of a net share settlement will be equal to the value upon a net cash settlement and can range from $0, if the market price per share of Ciena common stock upon exercise is equal to or below the lower strike price, to approximately $45.7 million (in the case of the April 2006 call spread option) or approximately $76.1 million (in the case of the June 2007 call spread), if the market price per share of Ciena common stock upon exercise is at or above the higher strike price. If the market price on the date of exercise is between the lower strike price and the higher strike price, in lieu of a net settlement, Ciena may elect to receive the full number of shares underlying the call spread option by paying the aggregate option exercise price, which is equal to the original principal outstanding on that series of notes. Should there be an early unwind of the call spread option, the amount of cash or shares to be received by Ciena will depend upon the existing overall market conditions, and on Ciena's stock price, the volatility of Ciena's stock and the remaining term of the call spread option. The number of shares subject to the call spread options, and the lower and higher strike prices, are subject to customary adjustments.

(17) INCOME TAXES

For the periods indicated, the provision (benefit) for income taxes consists of the following (in thousands):

	October 31,		
	2007	2008	2009
Provision (benefit) for income taxes:			
Current:			
Federal	$ —	$ (712)	$(3,488)
State	309	209	122
Foreign	2,635	1,508	2,925
Total current	2,944	1,005	(441)
Deferred:			
Federal	—	1,640	(860)
State	—	—	(23)
Foreign	—	—	—
Total deferred	—	1,640	(883)
Provision (benefit) for income taxes	$2,944	$2,645	$(1,324)

For the periods indicated, income (loss) before provision (benefit) for income taxes consists of the following (in thousands):

	October 31,		
	2007	2008	2009
United States	$77,150	$32,868	$(591,637)
Foreign	8,582	8,671	9,159
Total	$85,732	$41,539	$(582,478)

For the periods indicated, the tax provision (benefit) reconciles to the amount computed by multiplying income or loss before income taxes by the U.S. federal statutory rate of 35% as follows:

	October 31,		
	2007	2008	2009
Provision at statutory rate	35.00%	35.00%	35.00%
Federal AMT	0.00%	0.89%	0.00%
State taxes	0.36%	0.50%	(0.02)%
Foreign taxes	0.11%	(3.67)%	0.05%
Research and development credit	(2.47)%	(2.60)%	0.60%
Goodwill impairment	0.00%	0.00%	(27.38)%
Non-deductible compensation and other	0.99%	10.31%	(1.45)%
Tax benefit attributable to other comprehensive income	0.00%	0.00%	0.03%
Valuation allowance	(30.55)%	(34.06)%	(6.60)%
Effective income tax rate	3.44%	6.37%	0.23%

The significant components of deferred tax assets and liabilities were as follows (in thousands):

	October 31,	
	2008	2009
Deferred tax assets:		
Reserves and accrued liabilities	$ 27,795	$ 31,088
Depreciation and amortization	130,617	159,858
NOL and credit carry forward	960,632	965,529
Other	45,340	42,292
Gross deferred tax assets	1,164,384	1,198,767
Valuation allowance	(1,164,384)	(1,198,067)
Net deferred tax asset	$ —	$ 700

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

Unrecognized tax benefits at October 31, 2007	$4,924
Increase (decrease) related to positions taken in prior period	(724)
Increase (decrease) related to positions taken in current period	734
Reductions related to expiration of statute of limitations	(498)
Unrecognized tax benefits at October 31, 2008	4,436
Increase (decrease) related to positions taken in prior period	106
Increase (decrease) related to positions taken in current period	1,947
Reductions related to expiration of statute of limitations	(300)
Unrecognized tax benefits at October 31, 2009	$6,189

As of October 31, 2008 and 2009, Ciena had accrued $1.1 million and $1.2 million of interest, respectively, and some minor penalties related to unrecognized tax benefits within other long-term liabilities in the Consolidated Balance Sheets, of which $0.1 million and $0.1 million of interest was recorded to the provision for income taxes during fiscal 2008 and 2009, respectively. If recognized, the entire balance of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, Ciena does not estimate any material changes in the unrecognized income tax benefits.

During fiscal 2002, Ciena established a valuation allowance against its deferred tax assets. Ciena intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal. Any future release of valuation allowance may be recorded as a tax benefit increasing net income or as an adjustment to paid-in capital, based on tax ordering requirements. The following table summarizes the activity in Ciena's valuation allowance against its gross deferred tax assets (in thousands):

Year Ended October 31,	Balance at Beginning of Period	Additions	Deductions	Balance at end of Period
2007	$1,189,522	$ —	$ 9,399	$1,180,123
2008	$1,180,123	$ —	$15,739	$1,164,384
2009	$1,164,384	$33,683	$ —	$1,198,067

As of October 31, 2009, Ciena had a $2.4 billion net operating loss carry forward and an $84 million income tax credit carry forward which begin to expire in fiscal year 2018 and 2013, respectively. Ciena's ability to use net operating losses and credit carry forwards is subject to limitations pursuant to the ownership change rules of the Internal Revenue Code Section 382.

The income tax provision does not reflect the tax savings resulting from deductions associated with Ciena's equity compensation and convertible debt. The cumulative tax benefit through October 31, 2009 of approximately $77.3 million will be credited to additional paid-in capital when realized. For deductions associated with Ciena's equity compensation, credits to paid-in capital will be recorded when those tax benefits are used to reduce taxes payable.

Approximately $20.7 million of the valuation allowance as of October 31, 2009 was attributable to deferred tax assets associated with the acquisitions of WaveSmith, Catena, IPI and WWP.

(18) SHARE-BASED COMPENSATION EXPENSE

Ciena has outstanding equity awards issued under its legacy equity plans and equity plans assumed as a result of previous acquisitions. While Ciena maintains a number of legacy and acquired equity incentive plans that have awards outstanding, equity awards are currently made only from the 2008 Omnibus Incentive Plan and the 2003 Employee Stock Purchase Plan, each as described below.

Ciena Corporation 2008 Omnibus Incentive Plan

The 2008 Omnibus Incentive Plan (the "2008 Plan") was approved by Ciena's Board of Directors on December 12, 2007 and became effective upon the approval of Ciena's stockholders on March 26, 2008. The 2008 Plan has a ten year term. The 2008 Plan reserves eight million shares of common stock for issuance, subject to increase from time to time by the number of shares: (i) subject to outstanding awards granted under Ciena's prior equity compensation plans that terminate without delivery of any stock (to the extent such shares would have been available for issuance under such prior plan), and (ii) subject to awards assumed or substituted in connection with the acquisition of another company.

The 2008 Plan authorizes the issuance of awards including stock options, restricted stock units (RSUs), restricted stock, unrestricted stock, stock appreciation rights (SARs) and other equity and/or cash performance incentive awards to employees, directors, and consultants of Ciena. Subject to certain restrictions, the Compensation Committee of the Board of Directors has broad discretion to establish the terms and conditions for awards under the 2008 Plan, including the number of shares, vesting conditions and the required service or performance criteria. Options and SARs have a maximum term of ten years, and their exercise price may not be less than 100% of fair market value on the date of grant. Repricing of stock options and SARs is prohibited without stockholder approval. Each share subject to an award other than stock options or SARs will reduce the number of shares available for issuance under the 2008 Plan by 1.6 shares. Certain change in control transactions may cause awards granted under the 2008 Plan to vest, unless the awards are continued or substituted for in connection with the transaction. As of October 31, 2009, there were 3.3 million shares authorized and available for issuance under the 2008 Plan.

Stock Options

Outstanding stock option awards to employees are generally subject to service-based vesting restrictions and vest incrementally over a four-year period. The following table is a summary of Ciena's stock option activity for the periods indicated (shares in thousands):

	Shares Underlying Options Outstanding	Weighted Average Exercise Price
Balance as of October 31, 2006	7,110	$48.52
Granted	695	32.47
Exercised	(1,507)	23.04
Canceled	(427)	41.52
Balance as of October 31, 2007	5,871	53.67
Granted	760	28.92
Granted in exchange for WWP options	934	7.50
Exercised	(658)	7.12
Canceled	(508)	52.79
Balance as of October 31, 2008	6,399	48.84
Granted	234	8.63
Exercised	(107)	2.33
Canceled	(988)	61.40
Balance as of October 31, 2009	5,538	$45.80

The total intrinsic value of options exercised during fiscal 2007, fiscal 2008 and fiscal 2009 was $21.6 million, $14.7 million and $0.7 million, respectively. The weighted average fair value of each stock option granted by Ciena during fiscal 2007, fiscal 2008 and fiscal 2009 was $18.68, $14.52 and $4.94, respectively.

The following table summarizes information with respect to stock options outstanding at October 31, 2009, based on Ciena's closing stock price of $11.73 per share on the last trading day of Ciena's fiscal 2009 (shares and intrinsic value in thousands):

	Options Outstanding at October 31, 2009				Vested Options at October 31, 2009			
Range of Exercise Price	Number of Underlying Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Underlying Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 0.01 - $ 16.52	929	6.89	$ 10.51	$3,029	650	5.95	$ 11.46	$2,009
$16.53 - $ 17.43	552	6.00	17.21	—	500	5.70	17.21	—
$17.44 - $ 22.96	460	5.38	21.77	—	405	4.97	21.90	—
$22.97 - $ 31.71	1,539	5.14	29.47	—	1,285	4.62	29.73	—
$31.72 - $ 46.90	904	6.47	39.45	—	617	5.72	40.21	—
$46.91 - $ 73.78	527	3.05	60.13	—	527	3.05	60.13	—
$73.79 - $1,046.50	627	1.77	178.12	—	627	1.77	178.12	—
$ 0.01 - $1,046.50	5,538	5.18	$ 45.80	$3,029	4,611	4.54	$ 50.16	$2,009

Assumptions for Option-Based Awards

Ciena recognizes the fair value of service-based options as share-based compensation expense on a straight-line basis over the requisite service period. Ciena estimates the fair value of each option award on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Year Ended October 31,		
	2007	2008	2009
Expected volatility	55.8%	53.0%	65.0%
Risk-free interest rate	4.2% - 5.1%	2.7% - 3.6%	1.7% - 3.1%
Expected term (years)	6.0 - 6.4	5.1 - 5.3	5.2 - 5.3
Expected dividend yield	0.0%	0.0%	0.0%

Ciena considered the implied volatility and historical volatility of its stock price in determining its expected volatility, and, finding both to be equally reliable, determined that a combination of both would result in the best estimate of expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of Ciena's employee stock options.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. Because Ciena considered its options to be "plain vanilla," it calculated the expected term using the simplified method for fiscal 2007. Options are considered to be "plain vanilla" if they have the following basic characteristics: they are granted "at-the-money"; exercisability is conditioned upon service through the vesting date; termination of service prior to vesting results in forfeiture; there is a limited exercise period following termination of service; and the options are non-transferable and non-hedgeable. Beginning in fiscal 2008, Ciena gathered more detailed historical information about specific exercise behavior of its grantees, which it used to determine the expected term.

The dividend yield assumption is based on Ciena's history and expectation of dividend payouts.

Because share-based compensation expense is recognized only for those awards that are ultimately expected to vest, the amount of share-based compensation expense recognized reflects a reduction for estimated forfeitures. Ciena estimates forfeitures at the time of grant and revises those estimates in subsequent periods based upon new or changed information. Ciena relies upon historical experience in establishing forfeiture rates. If actual forfeitures differ from current estimates, total unrecognized share-based compensation expense will be adjusted for future changes in estimated forfeitures.

Restricted Stock Units

A restricted stock unit is a stock award that entitles the holder to receive shares of Ciena common stock as the unit vests. Ciena's outstanding restricted stock unit awards are subject to service-based vesting conditions and/or performance-based vesting conditions. Awards subject to service-based conditions typically vest in increments over a three to four-year period. Awards with performance-based vesting conditions require the achievement of certain operational, financial or other performance criteria or targets as a condition of vesting, or acceleration of vesting, of such awards.

Ciena's outstanding restricted stock units include "performance-accelerated" restricted stock units (PARS), which vest in full four years after the date of grant (assuming that the grantee is still employed by Ciena at that time). At the beginning of each of the first three fiscal years following the date of grant, the Compensation Committee establishes one-year performance targets which, if satisfied, provide for the acceleration of vesting of one-third of the award. As a result, the recipient has the opportunity, subject to satisfaction of performance conditions, to vest as to the entire award in three years. Ciena recognizes the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based expense over the performance period, using graded vesting, which considers each performance period or tranche separately, based upon Ciena's determination of whether it is probable that the performance targets will be achieved. At each reporting period, Ciena reassess the probability of achieving the performance targets and the performance period required to meet those targets.

The aggregate intrinsic value of Ciena's restricted stock units is based on Ciena's closing stock price on the last trading day of each period as indicated. The following table is a summary of Ciena's restricted stock unit activity for the periods indicated, with the aggregate intrinsic value of the balance outstanding at the end of each period, based on Ciena's closing stock price on the last trading day of the relevant period (shares and aggregate intrinsic value in thousands):

	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
Balance as of October 31, 2006	162	$22.99	$ 3,829
Granted	1,216		
Vested	(176)		
Canceled or forfeited	(67)		
Balance as of October 31, 2007	1,135	27.94	53,236
Granted	1,411		
Vested	(513)		
Canceled or forfeited	(184)		
Balance as of October 31, 2008	1,849	30.85	17,773
Granted	3,364		
Vested	(1,358)		
Canceled or forfeited	(139)		
Balance as of October 31, 2009	3,716	$14.67	$43,591

The total fair value of restricted stock units that vested and were converted into common stock during fiscal 2007, fiscal 2008 and fiscal 2009 was $6.5 million, $14.6 million and $14.7 million, respectively. The weighted average fair value of each restricted stock unit granted by Ciena during fiscal 2007, fiscal 2008 and fiscal 2009 was $28.36, $32.38 and $7.02, respectively.

Assumptions for Restricted Stock Unit Awards

The fair value of each restricted stock unit award is estimated using the intrinsic value method, which is based on the closing price on the date of grant. Share-based expense for service-based restricted stock unit awards is recognized, net of estimated forfeitures, ratably over the vesting period on a straight-line basis.

Share-based expense for performance-based restricted stock unit awards, net of estimated forfeitures, is recognized ratably over the performance period based upon Ciena's determination of whether it is probable that the performance targets will be achieved. At each reporting period, Ciena reassesses the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved involves judgment, and the estimate of expense is revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized against that goal and, to the extent previously recognized, compensation cost is reversed.

2003 Employee Stock Purchase Plan

In March 2003, Ciena stockholders approved the 2003 Employee Stock Purchase Plan (the "ESPP"), which has a ten-year term. Ciena stockholders subsequently approved an amendment increasing the number of shares available to 3.6 million and adopting an "evergreen" provision. On December 31 of each year, the number of shares available under the ESPP will increase by up to 0.6 million shares, provided that the total number of shares available at that time shall not exceed 3.6 million. Pursuant to the evergreen provision, the maximum number of shares that may be added to the ESPP during the remainder of its ten-year term is 2.4 million.

Under the ESPP, eligible employees may enroll in a six-month offer period during certain open enrollment periods. New offer periods begin March 16 and September 16 of each year. The purchase price equals 95% of the fair market value of Ciena common stock on the last day of each purchase period. As currently structured, the ESPP is non-compensatory for purposes of share-based compensation expense. The following table is a summary of ESPP activity for the periods indicated (shares and intrinsic value in thousands):

	ESPP Shares Available for Issuance	Intrinisic Value at Stock Issuance Date
Balance as of October 31, 2006	2,976	
Evergreen provision	571	
Issued March 15, 2007	(119)	$1,137
Issued September 14, 2007	(45)	581
Balance as of October 31, 2007	3,383	
Evergreen provision	188	
Issued March 15, 2008	(38)	99
Issued September 15, 2008	(45)	26
Balance as of October 31, 2008	3,488	
Evergreen provision	83	
Issued March 16, 2009	(67)	23
Issued September 15, 2009	(35)	$ 28
Balance as of October 31, 2009	3,469	

Share-Based Compensation Expense for Periods Reported

The following table summarizes share-based compensation expense for the periods indicated (in thousands):

	Year Ended October 31,		
	2007	2008	2009
Product costs	$ 1,257	$ 2,953	$ 2,116
Service costs	920	1,412	1,599
Share-based compensation expense included in cost of goods sold	2,177	4,365	3,715
Research and development	3,649	7,264	10,006
Sales and marketing	6,724	10,928	10,861
General and administrative	6,440	8,644	10,380
Share-based compensation expense included in operating expense	16,813	26,836	31,247
Share-based compensation expense capitalized in inventory, net	582	227	(524)
Total share-based compensation	$19,572	$31,428	$34,438

As of October 31, 2009, total unrecognized compensation expense was: (i) $11.9 million, which relates to unvested stock options and is expected to be recognized over a weighted-average period of 1.0 year; and (ii) $42.1 million, which relates to unvested restricted stock units and is expected to be recognized over a weighted-average period of 1.2 years.

(19) OTHER EMPLOYEE BENEFIT PLANS

Employee 401(k) Plan

Ciena has a 401(k) defined contribution profit sharing plan. The plan covers all U.S. based employees who are not part of an excluded group. Participants may contribute up to 60% of pre-tax compensation, subject to certain limitations. Effective January 1, 2007, the plan includes an employer matching contribution equal to 50% of the first 6% an employee contributes each pay period. Ciena may also make discretionary annual profit sharing contributions up to the IRS regulated limit. Ciena has made no profit sharing contributions to date. During fiscal 2007, fiscal 2008, and fiscal 2009, Ciena made matching contributions of approximately $2.3 million, $3.0 million and $3.2 million, respectively.

(20) COMMITMENTS AND CONTINGENCIES

Foreign Tax Contingencies

Ciena has received assessment notices from the Mexican tax authorities asserting deficiencies in payments between 2001 and 2005 related primarily to income taxes and import taxes and duties. Ciena has filed judicial petitions appealing these assessments. As of October 31, 2008 and October 31, 2009, Ciena had accrued liabilities of $1.0 million and $1.1 million, respectively, related to these contingencies, which are reported as a component of other current accrued liabilities. As of October 31, 2009, Ciena estimates that it could be exposed to possible losses of up to $5.8 million, for which it has not accrued liabilities. Ciena has not accrued the additional income tax liabilities because it does not believe that such losses are more likely than not to be incurred. Ciena has not accrued the additional import taxes and duties because it does not believe the incurrence of such losses are probable. Ciena continues to evaluate the likelihood of probable and reasonably possible losses, if any, related to these assessments. As a result, future increases or decreases to accrued liabilities may be necessary and will be recorded in the period when such amounts are estimable and more likely than not (for income taxes) or probable (for non-income taxes).

Operating Lease Commitments

Ciena has certain minimum obligations under non-cancelable operating leases expiring on various dates through 2019 for equipment and facilities. Future annual minimum rental commitments under non-cancelable operating leases at October 31, 2009 are as follows (in thousands):

	Year Ended October 31,
2010	$14,450
2011	12,857
2012	10,058
2013	8,779
2014	6,146
Thereafter	9,909
Total	$62,199

Rental expense for fiscal 2007, fiscal 2008, and fiscal 2009 was approximately $10.6 million, $12.4 million and $14.7 million, respectively. In addition, Ciena paid approximately $29.9 million, $1.3 million and $2.2 million during fiscal 2007, fiscal 2008 and fiscal 2009, respectively, related to rent costs for restructured facilities and unfavorable lease commitments, which were offset against Ciena's restructuring liabilities and unfavorable lease obligations. The amount for operating lease commitments above does not include insurance, taxes, maintenance and other costs required by the applicable operating lease. These costs are variable and are not expected to have a material impact.

Purchase Commitments with Contract Manufacturers and Suppliers

As of October 31, 2009, Ciena has purchase commitments of $79.6 million. Purchase commitments relate to purchase order obligations to contract manufacturers and component suppliers for inventory. In certain instances, Ciena is permitted to cancel, reschedule or adjust these orders. Consequently, only a portion of the amount reported as purchase commitments relates to firm, non-cancelable and unconditional obligations.

Litigation

On November 7, 2008, JDS Uniphase Corp. ("JDSU") filed a complaint with the United States International Trade Commission (ITC) against Ciena and several other respondents, alleging infringement of two patents (U.S. Patent Nos. 6,658,035 and 6,687,278) relating to tunable laser chip technology. The complaint, which names Ciena as a company whose products incorporate the accused technology manufactured by certain other respondents and which technology is imported into the United States, seeks a determination and relief under Section 337 of the Tariff Act of 1930. On December 17, 2008, Ciena and certain other respondents entered into a Settlement Agreement and Agreement to be Bound with JDSU, whereby those respondents agreed, in exchange for dismissal from the investigation, to be bound by any exclusion order issued by the ITC in the investigation in favor of JDSU that takes effect against one or more of the non-settling respondents. Ciena was not required to make any payment in connection with this settlement agreement. Based on that agreement, JDSU contemporaneously filed a motion to terminate the investigation with respect to Ciena and certain other respondents. Based on the ITC staff's initial response to that motion, the parties entered into an amended settlement agreement and, on January 8, 2009, JDSU filed an amended motion to terminate. On February 3, 2009, the ITC judge issued an order granting JDSU's amended motion to terminate, which order was affirmed by the full commission on February 27, 2009. Accordingly, the ITC investigation has been terminated with respect to Ciena.

On May 29, 2008, Graywire, LLC filed a complaint in the United States District Court for the Northern District of Georgia against Ciena and four other defendants, alleging, among other things, that certain of the parties' products infringe U.S. Patent 6,542,673 (the "'673 Patent"), relating to an identifier system and components for optical assemblies. The complaint, which seeks injunctive relief and damages, was served upon Ciena on January 20, 2009. Ciena filed an answer to the complaint and counterclaims against Graywire on March 26, 2009, and an amended answer and counterclaims on April 17, 2009. On April 27, 2009, Ciena and certain other defendants filed an application for *inter partes* reexamination of the '673 Patent with the U.S. Patent and Trademark Office (the "PTO"). On the same date, Ciena and the other defendants filed a motion to stay the case pending reexamination of all of the patents-in-suit. On July 17, 2009, the district court granted the defendants' motion to stay the case. On July 23, 2009, the PTO granted the defendants' application for reexamination with respect to certain claims of the '673 Patent. Ciena believes that it has valid defenses to the lawsuit and intends to defend it vigorously in the event the stay of the case is lifted.

On January 31, 2008, Ciena Corporation and Northrop Grumman Guidance and Electronics Company (previously named Litton Systems, Inc.) entered into an agreement to settle patent litigation between the parties pending in the United States District Court for the Central District of California. Pursuant to the settlement agreement, Ciena agreed to indemnify the plaintiff, should it be unable to collect compensatory damages awarded, if any, in a final judgment in its favor against a specified Ciena supplier. This obligation is specific to this litigation and, while there is no maximum amount payable, Ciena's obligation is limited to plaintiff's inability to collect that portion of any compensatory damages award that relates to the supplier's sale of infringing products to Ciena. Ciena has determined the fair value of this guarantee to be insignificant.

As a result of our June 2002 merger with ONI Systems Corp., Ciena became a defendant in a securities class action lawsuit filed in the United States District Court for the Southern District of New York in August 2001. The complaint named ONI, certain former ONI officers, and certain underwriters of ONI's initial public offering (IPO) as defendants, and alleges, among other things, that the underwriter defendants violated the securities laws by failing to disclose alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in ONI's registration statement and by engaging in manipulative practices to artificially inflate ONI's stock price after the IPO. The complaint also alleges that ONI and the named former officers violated the securities laws by failing to disclose the underwriters' alleged compensation arrangements and manipulative practices. No specific amount of damages has been claimed. Similar complaints have been filed against more than 300 other issuers that have had initial public offerings since 1998, and all of these actions have been included in a single coordinated proceeding. The former ONI officers have been dismissed from the action without prejudice. In July 2004, following mediated settlement negotiations, the plaintiffs, the issuer defendants (including Ciena), and their insurers entered into a settlement agreement. The settlement agreement did not require Ciena to pay any amount toward the settlement or to make any other payments. While the partial settlement was pending approval, the plaintiffs continued to litigate their cases against the underwriter defendants. In October 2004, the district court certified a class with respect to the Section 10(b) claims in six "focus cases" selected out of all of the consolidated cases, which cases did not include Ciena, and which decision was appealed by the underwriter defendants to the U.S. Court of Appeals for the Second Circuit. On February 15, 2005, the district court granted the motion for preliminary approval of the settlement agreement, subject to certain modifications, and on August 31, 2005, the district court issued a preliminary order approving the revised stipulated settlement agreement. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the district court's grant of class certification in the six focus cases. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing. In light of the Second Circuit's decision, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuer defendants terminating the proposed settlement. On August 14, 2007, the plaintiffs filed second amended complaints against the defendants in the six focus cases. On September 27, 2007, the plaintiffs filed a motion for class certification based on their amended complaints and allegations. On March 26, 2008, the district court denied motions to dismiss the second amended complaints filed by the defendants in the six focus cases, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the plaintiffs' motion for class certification in the focus cases was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs' motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the matters described above, Ciena is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. Ciena does not expect that the ultimate costs to resolve these matters will have a material effect on its results of operations, financial position or cash flows.

(21) ENTITY WIDE DISCLOSURES

The following table reflects Ciena's geographic distribution of revenue based on the location of the purchaser. Revenue attributable to geographic regions outside of the United States is reflected as "International" revenue, with any country accounting for greater than 10% of total revenue in the period specifically identified. For the periods below, Ciena's geographic distribution of revenue was as follows (in thousands, except percentage data):

	Fiscal Year					
	2007	%*	2008	%*	2009	%*
United States	$553,582	71.0	$590,868	65.5	$419,405	64.3
United Kingdom	100,681	12.9	149,426	16.5	81,784	12.5
Other International	125,506	16.1	162,154	18.0	151,440	23.2
Total	$779,769	100.0	$902,448	100.0	$652,629	100.0

* Denotes % of total revenue

The following table reflects Ciena's geographic distribution of equipment, furniture and fixtures. Equipment, furniture and fixtures attributable to geographic regions outside of the United States are reflected as "International," with any country attributable for greater than 10% of total equipment, furniture and fixtures specifically identified. For the periods below, Ciena's geographic distribution of equipment, furniture and fixtures was as follows (in thousands, except percentage data):

	Fiscal Year			
	2008	%*	2009	%*
United States	$49,351	82.3	$47,875	77.4
International	10,616	17.7	13,993	22.6
Total	$59,967	100.0	$61,868	100.0

* Denotes % of total equipment, furniture and fixtures

For the periods below, Ciena's distribution of revenue was as follows (in thousands, except percentage data):

	Fiscal Year					
	2007	%*	2008	%*	2009	%*
Optical service delivery	$645,159	82.8	$731,260	81.0	$472,410	72.4
Carrier Ethernet service delivery	50,129	6.4	60,155	6.7	75,112	11.5
Global network services	84,481	10.8	111,033	12.3	105,107	16.1
Total	$779,769	100.0	$902,448	100.0	$652,629	100.0

* Denotes % of total revenue

For the periods below, customers accounting for at least 10% of Ciena's revenue were as follows (in thousands, except percentage data):

	Fiscal Year					
	2007	%*	2008	%*	2009	%*
AT&T	$196,924	25.3	$227,737	25.2	$128,233	19.6
BT	n/a	—	113,981	12.6	n/a	—
Sprint	100,122	12.8	n/a	—	n/a	—
Total	$297,046	38.1	$341,718	37.8	$128,233	19.6

n/a Denotes revenue representing less than 10% of total revenue for the period

* Denotes % of total revenue

(22) SUBSEQUENT EVENTS

Ciena performed an evaluation of events that have occurred subsequent to the end of its fiscal year through the date that the consolidated financial statements were issued. As of December 22, 2009, the date of the filing of this Form 10-K, other than the pending acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's Metro Ethernet Networks ("MEN") business as described below, there have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements.

Ciena Selected as Successful Bidder at Auction for the Optical and Carrier Ethernet Assets of Nortel's MEN Business

On November 23, 2009 Ciena announced that it had been selected as the successful bidder in the auction of substantially all of the optical networking and carrier Ethernet assets of Nortel's MEN business. In accordance with the definitive purchase agreements, as amended, Ciena has agreed to pay $530 million in cash and issue $239 million in aggregate principal amount of 6% Senior Convertible notes due 2017 ("Notes") for a total consideration of $769 million for the assets.

The Notes to be issued at closing will bear interest at the rate of 6.0% per annum, payable semi-annually, commencing six months after the date of issuance. The interest rate is subject to an upward adjustment, up to a maximum of 8% per annum, in the event that the volume weighted average price of Ciena's common stock price over the measurement period immediately preceding closing is less than $13.17 per share. The Notes mature on June 15, 2017.

The terms of the Notes to be issued will be substantially similar to Ciena's outstanding series of 0.875% senior convertible notes due 2017. The Notes will be senior unsecured obligations of Ciena and will rank equally with all of Ciena's other senior unsecured debt and senior to all of Ciena's future subordinated debt. The Notes will be structurally subordinated to all present and future debt and other obligations of Ciena's subsidiaries and will be effectively subordinated to all of Ciena's present and future secured debt to the extent of the value of the collateral securing such debt.

Following issuance, the Notes may be converted prior to maturity (unless earlier redeemed by Ciena) at the option of the holder into shares of Ciena common stock at the initial conversion rate of 60.7441 shares of Ciena common stock per $1,000 in principal amount of Notes, which is equal to an initial conversion price of approximately $16.4625 per share, subject to customary adjustments. Assuming the full conversion of the aggregate principal amount, the Notes are convertible into approximately 14.5 million shares of Ciena common stock, subject to customary adjustments.

Ciena is required to prepare and file a shelf registration statement on Form S-3 for purposes of registering the resale of the Notes, and the common stock underlying the Notes, by the later of thirty days following the closing or sixty days following Ciena's receipt from Nortel of certain financial statements required in connection with the filing and effectiveness of the registration statement. Ciena's failure to timely file the registration statement, and certain withdrawals or suspensions thereof, would result in liquidated damages of 0.25% to 0.50% per annum of the aggregate principal amount of the Notes, depending upon the duration of the registration default. Ciena has also granted certain demand registration rights requiring it to register and certain piggyback registration rights that afford the holders an opportunity to participate in certain registered offerings by Ciena.

Prior to closing, Ciena may elect to replace some or all of the Notes with cash equal to 102% of the face amount of such Notes replaced, provided that the volume weighted average price of Ciena's common stock is less than $17.00 per share over the ten trading days prior to the date Ciena makes such election, or, if such volume weighted average price of Ciena's common stock is equal to or greater than $17.00 per share, with cash in the principal amount equal to the greater of 105% of the face amount of the Notes to be replaced or

95% of the fair value of the Notes to be replaced as of the date of the election. In the event that it completes any capital raising transaction prior to the closing, Ciena will be required to use the net proceeds of the capital raising transaction to make the election described above and, if such transaction involves the issuance of convertible securities, the price used to determine the value of Ciena's common stock for the purposes of calculating the cost of the Notes replaced or redeemed will be the closing price per share prior to the time when such offering is priced, instead of the volume weighted average price as described in the preceding sentence.

After the closing, but prior to the effectiveness of the shelf registration statement above, Ciena has the right to redeem the Notes if they have been issued, with cash in the principal amount equal to the greater of 105% of the face amount of the Notes or 95% of the fair value of the Notes and any accrued and unpaid interest since the date of issue. Ciena must offer to use the net proceeds of any capital raising transaction completed during the above described period to redeem the Notes at the applicable redemption price above.

If Ciena undergoes a fundamental change, as defined in the proposed indenture and subject to certain exceptions, the holders have the right to require Ciena to repurchase for cash any or all of their Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If a holder elects to convert the Notes in connection with a qualified fundamental change, Ciena will in certain circumstances increase the conversion rate by a specified number of additional shares, depending upon the price paid per share of Ciena common stock in such fundamental change transaction.

On November 25, 2009, Ciena deposited in escrow approximately $38.5 million in cash pending the closing of the transaction. Upon closing, Ciena will receive a credit for the amount of the deposit against the aggregate cash consideration to be paid to the sellers. The deposit is subject to forfeiture in the event that all of the conditions to closing are satisfied and Ciena does not consummate the transaction and the sellers terminate the asset purchase agreement, pertaining principally to the North American assets, as a result of Ciena's material breach of its obligations under that agreement. If this agreement is terminated for any other reason, the deposit will be returned to Ciena.

We expect this pending transaction to close in the first calendar quarter of 2010. If the closing does not take place on or before April 30, 2010, the applicable asset sale agreements may be terminated by either party. Ciena has been granted early termination of the antitrust waiting periods under the Hart-Scott-Rodino Act and the Canadian Competition Act. On December 2, 2009, the bankruptcy courts in the U.S. and Canada approved the asset sale agreement relating to Ciena's acquisition of substantially all of the North American, Caribbean and Latin American and Asian optical networking and carrier Ethernet assets of Nortel's MEN business. Completion of the transaction remains subject to information and consultation with employee representatives and/or employees in certain international jurisdictions, additional regional regulatory clearances and customary closing conditions.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

As of the end of the period covered by this report, Ciena carried out an evaluation under the supervision and with the participation of Ciena's management, including Ciena's Chief Executive Officer and Chief Financial Officer, of Ciena's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon this evaluation, Ciena's Chief Executive Officer and Chief Financial Officer concluded that Ciena's disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There was no change in Ciena's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, Ciena's internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

The management of Ciena Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at Ciena Corporation was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Ciena Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of Ciena Corporation are being made only in accordance with authorization of management and directors of Ciena Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management of Ciena Corporation assessed the effectiveness of the company's internal control over financial reporting as of October 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of October 31, 2009, Ciena Corporation maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Ciena Corporation included in this annual report, has also audited the effectiveness of Ciena Corporation's internal control over financial reporting as of October 31, 2009, as stated in its report appearing under Item 8 of Part II of this annual report.

/s/ Gary B. Smith	/s/ James E. Moylan, Jr.
Gary B. Smith President and Chief Executive Officer	James E. Moylan, Jr. Senior Vice President and Chief Financial Officer
December 22, 2009	December 22, 2009

Item 9B. *Other Information*

On December 8, 2009, the Compensation Committee of the Ciena Board of Directors approved the 2010 Inducement Equity Award Plan, a copy of which is filed as Exhibit 10.35 to this report (the "2010 Plan"). The 2010 Plan is intended to enhance Ciena's ability to attract and retain certain key employees to be transferred to Ciena in connection with its pending acquisition of substantially all of the optical networking and carrier Ethernet assets of Nortel's Metro Ethernet Networks (MEN) business. The 2010 Plan authorizes issuance, by the Compensation Committee, of restricted stock or restricted stock units representing up to 2.25 million shares of Ciena common stock. The 2010 Plan provides that awards subject to time-based vesting conditions may not vest in full in less than three years from the date of grant. Awards subject to performance-based vesting conditions may not vest in full in less than one year from the date of grant. These minimum vesting periods are subject to exceptions where vesting has occurred due to (i) a participant's death, disability or retirement, or (ii) a change in control. The 2010 Plan will terminate automatically one year following the closing date of Ciena's pending acquisition of the Nortel assets described above. Upon termination, any shares that remain available for issuance under the 2010 Plan shall cease to be available thereunder and shall not be available for issuance under any other existing Ciena equity incentive plan. The 2010 Plan is intended to qualify under Nasdaq Marketplace Rule 5635(c)(4) permitting the adoption of the plan and issuance of awards thereunder without stockholder approval.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instruction G(3) of Form 10-K, information relating to Ciena's directors and executive officers is set forth in Part I of this annual report under the caption Item 1. "Business — Directors and Executive Officers."

Additional information concerning our Audit Committee and regarding compliance with Section 16(a) of the Exchange Act responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

As part of our system of corporate governance, our board of directors has adopted a code of ethics that is specifically applicable to our chief executive officer and senior financial officers. This Code of Ethics for Senior Financial Officers, as well as our Code of Business Conduct and Ethics, applicable to all directors, officers and employees, are available on the corporate governance page of our web site at www.ciena.com. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, by posting such information on our web site at the address above.

Item 11. *Executive Compensation*

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. *Principal Accountant Fees and Services*

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. The information required by this item is included in Item 8 of Part II of this annual report.

2. The information required by this item is included in Item 8 of Part II of this annual report.

3. Exhibits: See Index to Exhibits, which is incorporated by reference in this Item. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(b) Exhibits. See Index to Exhibits, which is incorporated by reference in this Item. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Linthicum, County of Anne Arundel, State of Maryland, on the 22nd day of December 2009.

Ciena Corporation

By: /s/ Gary B. Smith

Gary B. Smith
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Patrick H. Nettles, Ph.D. Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors	December 22, 2009
/s/ Gary B. Smith Gary B. Smith (Principal Executive Officer)	President, Chief Executive Officer and Director	December 22, 2009
/s/ James E. Moylan, Jr. James E. Moylan, Jr. (Principal Financial Officer)	Sr. Vice President, Finance and Chief Financial Officer	December 22, 2009
/s/ Andrew C. Petrik Andrew C. Petrik (Principal Accounting Officer)	Vice President, Controller	December 22, 2009
/s/ Stephen P. Bradley, Ph.D. Stephen P. Bradley, Ph.D.	Director	December 22, 2009
/s/ Harvey B. Cash Harvey B. Cash	Director	December 22, 2009
/s/ Bruce L. Claflin Bruce L. Claflin	Director	December 22, 2009
/s/ Lawton W. Fitt Lawton W. Fitt	Director	December 22, 2009
/s/ Patrick T. Gallagher Patrick T. Gallagher	Director	December 22, 2009
/s/ Judith M. O'Brien Judith M. O'Brien	Director	December 22, 2009
/s/ Michael J. Rowny Michael J. Rowny	Director	December 22, 2009

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference: Form and Registration or Commission No.	Exhibit	Filing Date	Filed Here-with (X)
2.1	Amended & Restated Asset Sale Agreement by and among Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks, Inc. and certain other entities identified therein as sellers and Ciena Corporation, dated as of November 24, 2009 ("Nortel ASA")+				X
2.2	Amendment No. 1 to Nortel ASA dated as of December 3, 2009+				X
2.3	Asset Sale Agreement (relating to the sale and purchase of certain Nortel assets in Europe, the Middle East and Africa) by and among the Nortel affiliates, Joint Administrators and Joint Israeli Administrators named therein and Ciena Corporation, dated as of October 7, 2009 ("Nortel EMEA ASA")+				X
2.4	Deed of Amendment, dated October 20, 2009, relating to the Nortel EMEA ASA+				X
2.5	Amending Agreement dated November 24, 2009 relating to the Nortel EMEA ASA+				X
2.6	Amending Agreement dated December 16, 2009 relating to the Nortel EMEA ASA+				X
3.1	Amended and Restated Certificate of Incorporation	8-K (333-17729)	3.1	3/27/2008	
3.2	Amended and Restated By-Laws of Ciena Corporation	8-K (000-21969)	3.1	8/28/2008	
4.1	Specimen Stock Certificate	10-K (000-21969)	4.1	12/27/2007	
4.2	Indenture dated as of April 10, 2006 between Ciena Corporation and The Bank of New York, as trustee, for 0.25% convertible senior notes due May 1, 2013, including the Form of Global Note attached as Exhibit A thereto	8-K (000-21969)	4.7	4/10/2006	
4.3	Indenture dated June 11, 2007 between Ciena Corporation and The Bank of New York, as trustee, for 0.875% Convertible Senior Notes due 2017, including the Form of Global Note attached as Exhibit A thereto	8-K (000-21969)	4.7	6/12/2007	
10.1	Lightera 1998 Stock Option Plan and Form of Stock Option Agreement**	10-Q (000-21969)	10.19	5/21/1999	
10.2	Omnia Communications, Inc. 1997 Stock Plan and Form of Agreements**	10-Q (000-21969)	10.20	8/19/1999	
10.3	1999 Non-Officer Stock Option Plan and Form of Stock Option Agreement**	10-K (000-21969)	10.22	12/10/1999	
10.4	Amendment No. 1 to 1999 Non-Officer Stock Option Plan**	10-K (000-21969)	10.25	12/3/2001	
10.5	Cyras Systems, Inc. 1998 Stock Plan as amended and Form of Stock Option Agreement**	10-Q (000-21969)	10.24	5/17/2001	
10.6	ONI 1997 Stock Plan**	S-1* (333-32104)	10.2	3/10/2000	
10.7	ONI 1998 Equity Incentive Plan**	S-1* (333-32104)	10.3	3/10/2000	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith (X)
		Form and Registration or Commission No.	Exhibit	Filing Date	
10.8	ONI 1999 Equity Incentive Plan**	S-1* (333-32104)	10.4	3/10/2000	
10.9	WaveSmith Networks, Inc. 2000 Stock Option and Incentive Plan**	10-Q (000-21969)	10.36	8/21/2003	
10.10	Catena Networks, Inc. 1998 Equity Incentive Plan, as amended**	10-Q (000-21969)	10.38	5/20/2004	
10.11	Internet Photonics, Inc. Amended and Restated 2000 Corporate Stock Option Plan**	10-Q (000-21969)	10.39	5/20/2004	
10.12	Ciena Corporation 2000 Equity Incentive Plan (Amended and Restated ONI Systems Corp. 2000 Equity Incentive Plan) **	10-K (000-21969)	10.37	12/11/2003	
10.13	Form of Stock Option Award Agreement for executive officers under Ciena Corporation 2000 Equity Incentive Plan**	8-K (000-21969)	10.1	11/04/2005	
10.14	Form of Restricted Stock Unit Agreement for executive officers under Ciena Corporation 2000 Equity Incentive Plan**	8-K (000-21969)	10.2	11/04/2005	
10.15	Form of Performance Stock Unit Award Agreement for executive officers under Ciena Corporation 2000 Equity Incentive Plan**	8-K (000-21969)	10.3	11/04/2005	
10.16	Form of Stock Option Award Agreement for directors under Ciena Corporation 2000 Equity Incentive Plan**	8-K (000-21969)	10.4	11/04/2005	
10.17	Form of Restricted Stock Unit Award Agreement for directors under Ciena Corporation 2000 Equity Incentive Plan**	8-K (000-21969)	10.5	11/04/2005	
10.18	Amended and Restated 2003 Employee Stock Purchase Plan (as amended on May 30, 2006)**	10-Q (000-21969)	10.1	8/31/2006	
10.19	1996 Outside Directors Stock Option Plan**	S-1 (333-17729)	10.4	12/12/1996	
10.20	Forms of 1996 Outside Directors Stock Option Agreement**	S-1 (333-17729)	10.5	12/12/1996	
10.21	Third Amended and Restated 1994 Stock Option Plan**	S-1 (333-17729)	10.2	12/12/1996	
10.22	Amended and Restated 1994 Stock Option Plan Forms of Employee Stock Option Agreement**	S-1 (333-17729)	10.3	12/12/1996	
10.23	2008 Omnibus Incentive Compensation Plan**	8-K (000-21969)	10.1	3/27/2008	
10.24	Form of 2008 Omnibus Incentive Plan Restricted Stock Unit Agreement (Employee)**	10-Q (000-21969)	10.1	6/4/2009	
10.25	Form of 2008 Omnibus Incentive Plan Non-Qualified Stock Option Agreement (Employee)**	10-Q (000-21969)	10.2	6/4/2009	
10.26	Form of 2008 Omnibus Incentive Plan Restricted Stock Unit Agreement (Director)**	10-Q (000-21969)	10.3	6/4/2009	
10.27	World Wide Packets, Inc. 2000 Stock Incentive Plan, as amended**	S-8 (333-149520)	10.1	3/4/2008	
10.28	Form of Indemnification Agreement with Directors and Executive Officers**	10-Q (000-21969)	10.1	3/3/2006	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Here-with (X)
		Form and Registration or Commission No.	Exhibit	Filing Date	
10.29	Amended and Restated Change in Control Severance Agreement between Ciena Corporation and Gary B. Smith**	10-Q (000-21969)	10.1	3/2/2007	
10.30	Amendment 1 to Amended and Restated Change In Control Severance Agreement between Ciena Corporation and Gary B. Smith**	10-Q (000-21969)	10.2	8/31/2007	
10.31	Form of Amended and Restated Change in Control Severance Agreement between Ciena and Executive Officers**	10-Q (000-21969)	10.2	3/2/2007	
10.32	Form of Amendment 1 to Amended and Restated Change in Control Severance Agreement between Ciena Corporation and Executive Officers **	10-Q (000-21969)	10.3	8/31/2007	
10.33	Ciena Corporation Directors Restricted Stock Deferral Plan**	10-Q (000-21969)	10.1	8/31/2007	
10.34	Ciena Corporation Incentive Bonus Plan, as amended October 2007**	10-Q (000-21969)	10.28	12/27/2007	
10.35	Ciena Corporation 2010 Inducement Equity Award Plan**				X
10.36	Form of 2010 Inducement Equity Award Plan Restricted Stock Unit Agreement **				X
12.1	Computation of Earnings to Fixed Charges	—	—	—	X
21.1	Subsidiaries of registrant	—	—	—	X
23.1	Consent of Independent Registered Public Accounting Firm	—	—	—	X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	X

* ONI Systems Corp. Form S-1 (333-32104)

** Represents management contract or compensatory plan or arrangement

\+ Pursuant to Item 601(b)(2) of Regulation S-K (i) all schedules and exhibits referenced in the table of contents to Exhibit 2.1 have been omitted; and (ii) schedules 5, 6, 7, 9, 10 and 11 to Exhibit 2.3 have been omitted. Ciena hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the

SEC upon request. In addition, representations and warranties included in these asset sale agreements, as amended, were made by the parties to one another in connection with a negotiated transaction. These representations and warranties were made as of specific dates, only for purposes of these agreements and for the benefit of the parties thereto. These representations and warranties were subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts. These agreements are filed with Ciena's annual report only to provide investors with information regarding its terms and conditions, and not to provide any other factual information regarding Ciena or any other party thereto. Accordingly, investors should not rely on the representations and warranties contained in these agreements or any description thereof as characterizations of the actual state of facts or condition of any party, its subsidiaries or affiliates. The information in these agreements should be considered together with Ciena's public reports filed with the SEC.

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corporate headquarters
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205
Telephone: (800) 921-1144
or (410) 865-8500
www.Ciena.com

annual meeting
Ciena's annual meeting of shareholders will be held at 3:00 PM (Eastern) on Wednesday, April 14, 2010 at The Westin Baltimore Washington Airport, 1110 Old Elkridge Landing Road, Linthicum, MD.

independent registered public accounting firm
PricewaterhouseCoopers LLP
Baltimore, MD

outside counsel
Hogan & Hartson LLP
Baltimore, MD

transfer agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: (781) 575-2879
www.Computershare.com

common stock market data
Since its initial public offering on February 7, 1997, Ciena's Common Stock has traded on the Nasdaq Stock Market under the symbol CIEN.

investor relations
For additional copies of this report or other financial information, contact:
Investor Relations
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205
Telephone: (888) 243-6223
or (410) 694-5700

Additional information is available on Ciena's website at www.Ciena.com.

operating executive officers

Patrick H. Nettles, Ph.D.
Executive Chairman of the Board of Directors

Gary B. Smith
President, Chief Executive Officer and Director

Stephen B. Alexander
Chief Technology Officer, Senior Vice President, Products and Technology

James E. Moylan, Jr.
Senior Vice President, Finance and Chief Financial Officer

Arthur D. Smith, Ph.D.
Senior Vice President, Chief Integration Officer

Michael G. Aquino
Senior Vice President, Global Field Operations

James A. Frodsham
Senior Vice President, Chief Strategy Officer

David M. Rothenstein
Senior Vice President, General Counsel and Secretary

Andrew C. Petrik
Vice President and Controller

outside board members

Stephen P. Bradley, Ph.D.
Baker Foundation Professor
Harvard Business School

Harvey B. Cash
General Partner
InterWest Partners

Bruce L. Claflin
Chairman
AMD Corporation

Lawton W. Fitt
Retired Partner
Goldman Sachs

Patrick T. Gallagher
Chairman
Ubiquisys Ltd.

Judith M. O'Brien
Exec. Vice President, General Counsel
Obopay, Inc.

Michael J. Rowny
Chairman
Rowny Capital


1201 Winterson Road, Linthicum, Maryland 21090-2205
(410) 865-8500 (800) 921-1144 www.Ciena.com